SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: November 19, 2010
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

          The information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-165754 and on Form S-8, File No. 333-147186.
Operating and Financial Review and Prospects
          The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three and nine month periods ended September 30, 2010 and 2009. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ 2009 annual report filed on Form 20-F with the Securities and Exchange Commission.
          This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates, (ii) production or demand for the types of drybulk products that are transported by Navios Holdings’ vessels, (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses, or (iv) changes in interest rates.
Recent Developments
Navios Maritime Holdings Inc.
Vessel Sales
          On November 15, 2010, Navios Holdings sold the Navios Melodia, a 2010 South Korean-built Capesize vessel of 179,132 deadweight ton (“dwt”), and the Navios Fulvia, a 2010 South Korean-built Capesize vessel of 179,263 dwt, to Navios Maritime Partners L.P. (“Navios Partners”) for a total of $177.0 million, payable in the form of $162.0 million in cash and 788,370 common units in Navios Partners.
Purchase of Convertible Senior Promissory Note
          On November 3, 2010, Navios Holdings agreed to purchase the 2% convertible senior promissory note that was previously issued at par value of $33.5 million for an aggregate price of $29.1 million, representing a 13% discount. The closing of the purchase and sale of the convertible senior promissory note took place on November 16, 2010.
New Borrowings
          In September 2010, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece S.A. of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier. The loan is repayable in 20 semi-annual installments of $1.5 million each, with a final balloon payment of $10.0 million on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. As of September 30, 2010, the amount drawn was $21.0 million.
          In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier. The loan is repayable three months following the delivery of the Capesize vessel in 24 quarterly installments of $0.7 million each, with a final balloon payment of $24.5 million on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. As of September 30, 2010, the amount drawn was $14.0 million.
Vessel Acquisitions
          On November 17, 2010, the Navios Luz, a new, 179,144 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. The vessel is chartered-out for 10 years at a net rate of $29,356 per day with 50/50 profit sharing.
          On October 29, 2010, the Navios Buena Ventura, a 179,132 dwt new build Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. The vessel is chartered-out for 10 years at a net rate of $29,356 per day with 50/50 profit sharing. The vessel’s purchase price was approximately $79.5 million, part of which was financed through $39.0 million kept in a pledged account, through the issuance of $2,500 shares of preferred stock that have a nominal value of $25.0 million, and the remaining was paid in cash.
          On October 1, 2010, the Navios Fulvia, a 2010-built, 179,263 dwt Capesize vessel, was delivered to Navios Holdings from a South Korean shipyard. The vessel’s acquisition price was approximately $67.6 million, of which $21.6 million was paid in cash, $37.0 million was financed through funds kept in a pledged account and the remaining was funded through the issuance of 1,870 shares of preferred stock that have a nominal value of $18.7 million and a fair value of $9.1 million. This vessel was sold to Navios Partners on November 15, 2010 for total consideration of $98.2 million.
          On September 20, 2010, the Navios Melodia, a 2010-built, 179,132 dwt Capesize vessel, was delivered to Navios Holdings from a South Korean shipyard. The vessel’s acquisition price was approximately $69.0 million, of which $19.6 million was paid in cash, $37.0 million financed through funds kept in a pledged account and the remaining was funded through the issuance of 2,500 shares of preferred stock that have a nominal value of $25.0 million and a fair value of $12.4 million. This vessel was sold to Navios Partners on November 15, 2010 for total consideration of $78.8 million.
Dividend Policy
          On November 12, 2010, the Board of Directors declared a quarterly cash dividend for the third quarter of 2010 of $0.06 per share of common stock. This dividend is payable on January 5, 2011 to stockholders of record on December 16, 2010. The declaration and payment of any further dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations and restrictions under its credit agreements.
Changes in Capital Structure
          Issuance of Common Stock: During the nine months ended September 30, 2010, 15,652 restricted shares of common stock were issued to Navios Holdings’ employees following the vesting of restricted stock units. In addition, on February 26, 2010 and on May 31, 2010, 2,250 shares of restricted common stock, respectively, were forfeited. On June 2, 2010, on July 1, 2010 and on September 9, 2010, 86,328, 15,000 and 29,249 shares, respectively, were issued upon the exercise of the outstanding stock options. The options were exercised for cash at an exercise price of $3.18 per share.
          Issuance of Preferred Stock: Navios Holdings issued 1,780 shares of preferred stock at $10,000 nominal value per share to partially finance the acquisition of the Navios Antares on January 20, 2010. On January 27, 2010, Navios Holdings issued an additional 300 shares of preferred stock at $10,000 nominal value per share to partially finance the acquisition of one newbuild Capesize vessel. On July 31, 2010 and August 31, 2010, Navios Holdings issued 2,500 and 1,870 shares, respectively, of preferred stock at $10,000 nominal value per share to partially finance the acquisition of the Navios Melodia and the Navios Fulvia, respectively.
          Following the issuances and cancellations of the shares, described above, Navios Holdings had, as of September 30, 2010, 101,017,178 shares of common stock and 14,651 shares of preferred stock outstanding.
          Share Repurchase Program: On November 14, 2008, the Board of Directors approved a share repurchase program authorizing the purchase of up to $25.0 million of Navios Holdings’ common stock pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. During the nine month period ended September 30, 2010, no shares were repurchased under this program. Since the initiation of the program and through September 30, 2010, 907,480 shares have been repurchased for a total consideration of $1.7 million.
Navios Maritime Partners L.P.
          On November 12, 2010, Navios Holdings received an amount of $5.6 million as a dividend distribution from its affiliate Navios Partners.
          On October 14, 2010, Navios Partners completed its public offering of 5,500,000 common units at $17.65 per unit and raised gross proceeds of approximately $97.1 million to fund its fleet expansion. Pursuant to this offering, Navios Partners issued 112,245 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $2.0 million. On the same date, Navios Partners completed the exercise of the overallotment option, previously granted to the underwriters in connection with the offering of 5,500,000 common units, and issued 825,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the overallotment option, Navios Partners raised additional gross proceeds of $14.5 million and net proceeds of approximately $13.9 million. Navios Partners issued 16,837 additional general partnership units to its general partner. The net proceeds from the issuance of the additional general partnership units were $0.3 million. Following this offering Navios Holdings’ interest in Navios Partners decreased to 27.5% (which includes a 2% general partner interest).
Navios South American Logistics Inc.
          On September 16, 2010, Navios South America Logistics Inc. (“Navios Logistics”) entered into a three-year charter-in agreement for 15 tank barges, of which 13 tank barges have already been delivered. The 13 delivered tank barges have a total capacity of 23,784 cubic meters.
          In September 2010, Navios Logistics acquired an additional piece of land located in the southern part of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks.

Navios Maritime Acquisition Corporation
Public Offering
          On November 16, 2010, Navios Maritime Acquisition Corporation (“Navios Acquisition”) priced an offering of 6,500,000 shares of common stock at $5.50 per share in a public offering. Navios Acquisition granted the underwriters a 30-day option to purchase an additional 975,000 shares of common stock to cover over-allotments, if any. Navios Acquisition expects to use the net proceeds from the public offering for general corporate purposes.
$400.0 million 8 5/8% First Priority Ship Mortgage Notes Due 2017
          On October 21, 2010, Navios Acquisition completed the sale of $400.0 million of 8 5/8% First Priority Ship Mortgage notes due 2017 (the “Ship Mortgage Notes”). The Ship Mortgage Notes are secured by first priority ship mortgages on six very large crude carrier vessels (“VLCC”) aggregating approximately 1.8 million dwt owned by certain subsidiary guarantors. The Ship Mortgage Notes are guaranteed by each of Navios Acquisition’s direct and indirect subsidiaries.
          The net proceeds of the offering totalling $386.5 million were used (a) to repay borrowings under certain of Navios Acquisition’s existing credit facilities, (b) to partially repay $27.6 million of the $40.0 million Navios Holdings credit facility, and (c) for working capital purposes.
Delivery of the Chemical Tanker Vessel Nave Cosmos
          On October 27, 2010, Navios Acquisition took delivery of the chemical tanker Nave Cosmos of 25,130 metric tons from a South Korean shipyard into its owned fleet. The vessel is chartered out for three months with an option for three additional months at a net daily charter rate of $10,238 for the first three months and $12,188 for the optional months.
Acquisition of two new build LR1 product tankers
          On October 26, 2010, Navios Acquisition entered into agreements to acquire two 75,000 dwt LR1 product tankers scheduled for delivery in the fourth quarter of 2011 from a South Korean shipyard. The nominal acquisition price of $87.0 million will be financed with (a) issuance of $5.4 million mandatorily convertible preferred stock, (b) a new credit facility of $52.2 million and (c) $29.4 million cash on hand.
Issuance of Preferred Stock
          During the nine months ended September 30, 2010, Navios Acquisition issued 3,000 shares of preferred stock at $10,000 nominal value per share as compensation for consulting services that can be converted into shares of common stock. All above-mentioned issued shares of preferred stock were recorded at fair market value on issuance. During the nine months ended September 30, 2010, Navios Acqusisition recorded an expense of $5.6 million representing the fair value of the shares on that date with equal increase in its Additional Paid in Capital.
Warrant Tender Program
          On September 2, 2010, Navios Acquisition announced the successful completion of its warrant program (the “Warrant Program”). Under the Warrant Program, holders of publicly traded warrants (“Public Warrants”) had the opportunity to exercise the Public Warrants on enhanced terms through August 27, 2010.
          Under the Warrant Program, 19,262,006 Public Warrants (76.13% of the Public Warrants then-outstanding) were exercised, of which 19,246,056 Public Warrants were exercised cashlessly and 15,950 Public Warrants were exercised by payment of the $5.65 cash exercise price. As a result of the successful completion of the Warrant Program, Navios Holdings and Angeliki Frangou exercised 13,835,000 of the privately issued warrants (the “Private Warrants”). In addition, the remaining outstanding 90,000 Private Warrants have also been exercised, 75,000 of which were exercised on a cashless basis. Following these transactions (a) $0.09 million of gross cash proceeds were raised from the exercise of the Public Warrants, (b) $78.3 million of gross cash proceeds were raised from the exercise of the Private Warrants, and (c) 18,412,053 new shares of common stock were issued.

Acquisition of VLCC Tanker Vessels
          On September 10, 2010, Navios Acquisition consummated the acquisition (the “VLCC Acquisition”) of a fleet of seven VLCC tankers for an aggregate purchase price of $587.0 million, adjusted for net working capital acquired of $20.1 million. The purchase price was financed as follows: (a) $410.5 million of bank debt, incurred at closing, consisting of six credit facilities with a consortium of banks; (b) $134.3 million of cash paid at closing; (c) $11.0 million through the issuance of 1,894,918 Navios Acquisition shares of common stock (based on the closing trading price averaged over the 15 trading days immediately prior to closing) of which 1,378,122 shares of common stock were deposited to a one-year escrow to provide for indemnity or other claims; and (d) $51.4 million due to a shipyard in 2011 for the new build scheduled for delivery in June 2011.
          The cash portion of the purchase price paid at closing was financed with: (i) $32.2 million of cash from the balance sheet of the acquired entities; (ii) $40.0 million in short-term financing from Navios Holdings, with a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012; and (iii) existing cash resources of Navios Acquisition.
          As of September 30, 2010, Navios Acquisition had outstanding 41,910,572 shares of common stock and 6,037,994 Public Warrants. No other warrants are outstanding, as all Private Warrants have been exercised. Following the above transactions, as of September 30, 2010, Navios Holdings owned 26,007,551 shares, or 62.1%, of the outstanding common stock of Navios Acquisition.
Overview
General
          Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain. We technically and commercially manage our owned fleet, Navios Acquisition’s fleet and Navios Partners’ fleet, and commercially manage our chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of technical management of the owned fleet, Navios Acquisition’s fleet and Navios Partners’ fleet including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.
          On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc., Navios Holdings and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.
          On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. Kleimar is a Belgian maritime transportation company established in 1993, an owner and operator of Capesize and Panamax vessels used in the transportation of dry cargoes and has an extensive contract of affreightment (“COA”) business.
          On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Its General Partner, a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.
          On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (a) $112.2 million in cash and (b) the authorized capital stock of its wholly owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (67.2% excluding 1,007 shares of contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in Horamar in exchange for (a) $112.2 million in cash, of which $5.0 million was placed in escrow payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and (b) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding 1,007 shares of contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were placed in escrow pending attainment of certain EBITDA targets.
          In November 2008, $2.5 million in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target. On June 17, 2010, $2.5 million in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target thresholds. Following the release of the remaining shares held in escrow, Navios Holdings currently owns 63.8% of Navios Logistics.
          On July 1, 2008, Navios Holdings completed the initial public offering (“IPO”) of units in its subsidiary, Navios Acquisition, a blank check company. In this offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253.0 million. Simultaneously with the completion of the IPO, Navios Holdings purchased private placement warrants of Navios Acquisition for an aggregate purchase price of $7.6 million. Prior to the IPO, Navios Holdings had purchased 8,625,000 sponsor units for a total consideration of $25,000, of which an aggregate of 290,000 units were transferred to Navios Holdings’ officers and directors and an aggregate of 2,300,000 sponsor units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant.
          On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457.7 million.
          On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457.7 million pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
          Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the above vessels and Navios Acquisition reimbursed Navios Holdings for equity payments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings amounting to $76.5 million.
          On May 28, 2010, certain shareholders of Navios Acquisition redeemed their shares upon de-“SPAC”-ing, and Navios Holding’s ownership of Navios Acquisition increased to 57.3%. At that point, Navios Holdings concluded that the increase in its ownership interest resulted in obtaining control over Navios Acquisition and, consequently, concluded that a business combination had occurred and consolidated Navios Acquisition from that date onwards.
          On September 2, 2010, Navios Acquisition announced the successful completion of its Warrant Program. Under the Warrant Program, holders of Public Warrants had the opportunity to exercise the Public Warrants on enhanced terms through August 27, 2010. Under the Warrant Program, 19,262,006 Public Warrants (76.13% of the Public Warrants then-outstanding) were exercised, of which 19,246,056 Public Warrants were exercised cashlessly and 15,950 Public Warrants were exercised by payment of the $5.65 cash exercise price. As a result of the successful completion of the Warrant Program, Navios Holdings and Angeliki Frangou exercised 13,835,000 Private Warrants. In addition, the remaining 90,000 Private Warrants have also been exercised, 75,000 of which were exercised on a cashless basis. Following these transactions (a) $0.09 million of gross cash proceeds were raised from the exercise of the Public Warrants, (b) $78.3 million of gross cash proceeds were raised from the exercise of the Public Warrants and Private Warrants, and (c) 18,412,053 new shares of common stock were issued. Following the above transactions, as of September 30, 2010, Navios Holdings owned 26,007,551 shares or 62.1% of the outstanding common stock of Navios Acquisition.
Fleet
          The current “core fleet” refers to drybulk vessel operations (excluding Navios Logistics and Navios Acquisition), including the newbuildings to be delivered and the employment profile of the vessels. The current “core fleet” consists of 57 vessels totaling 6.0 million dwt. The employment profile of the fleet as of November 18, 2010 is reflected in the tables below. The 40 vessels in current operation aggregate approximately 4.1 million dwt and have an average age of 4.8 years. Navios Holdings has currently fixed 99.2%, 72.8%, 57.4% and 42.8% of its 2010, 2011, 2012 and 2013 available days, respectively, of its fleet (excluding vessels, which are utilized to fulfill voyage charter or COAs), representing contracted fees (net of commissions), based on contracted charter rates from its current charter agreement of $296.7 million, $274.6 million, $241.3 million and $195.4 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels, which are utilized to fulfill voyage charter or COAs) is $26,261, $29,508, $31,513 and $32,822 for 2010, 2011, 2012 and 2013, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels, which are utilized to fulfill voyage charter or COAs) for 2010 is $10,107.

Owned Vessels

				Charter-out		Profit	Expiration
Vessels (8)	Type	Built	DWT	Rate (1)		Share	Date (2)
Navios Ionian	Ultra Handymax	2000	52,067	11,970		No	04/07/2011
Navios Celestial	Ultra Handymax	2009	58,063	17,550		No	01/24/2012
Navios Vector	Ultra Handymax	2002	50,296	9,975		No	12/17/2010
Navios Horizon	Ultra Handymax	2001	50,346	36,100		No	08/31/2011
Navios Herakles	Ultra Handymax	2001	52,061	21,850		No	04/28/2011
Navios Achilles	Ultra Handymax	2001	52,063	26,864		70%/$39,800(exp.11/17/2011)	11/17/2013
				13,609		70%/$14,250(starting11/17/2011)	12/17/2013
Navios Meridian	Ultra Handymax	2002	50,316	23,700		No	10/08/2012
Navios Mercator	Ultra Handymax	2002	53,553	22,800		60%/$24,000	08/01/2011
				31,350		60%/$33,000	01/12/2014
				31,350		60%/$15,000	02/20/2015
Navios Arc	Ultra Handymax	2003	53,514	10,450		No	02/26/2011
Navios Hios	Ultra Handymax	2003	55,180	14,063		No	12/13/2010
Navios Kypros	Ultra Handymax	2003	55,222	34,024		No	01/28/2011
				20,778		50%/$19,000	01/28/2014
Navios Ulysses	Ultra Handymax	2007	55,728	31,281		No	10/12/2013
Navios Vega	Ultra Handymax	2009	58,792	12,350		No	02/18/2011
Navios Magellan	Panamax	2000	74,333	22,800		No	03/26/2012
Navios Star	Panamax	2002	76,662	19,000		No	12/05/2010
Navios Asteriks	Panamax	2005	76,801				—
Navios Orbiter	Panamax	2004	76,602	38,052		No	04/01/2014
Navios Bonavis	Capesize	2009	180,022	47,400		No	06/29/2014
Navios Happiness	Capesize	2009	180,022	55,100		No	07/23/2014
Navios Lumen	Capesize	2009	180,661	37,500	(5)	Yes	12/10/2011
				39,830	(5)	Yes	12/10/2013
				39,330	(5)	Yes	12/09/2017
Navios Stellar	Capesize	2009	169,001	35,874	(6)	No	12/22/2016
Navios Phoenix	Capesize	2009	180,242	36,575		No	12/20/2010
Navios Antares	Capesize	2010	169,059	36,100	(7)	Yes	01/19/2015
				45,125	(7)	Yes	01/19/2018
Navios Buena Ventura	Capesize	2010	179,132	29,356		50%/38,500	10/29/2020
Navios Luz	Capesize	2010	179,144	29,356		50%/38,500	11/17/2020
Long-term Chartered-in Vessels

				Purchase	Charter-out	Expiration
Vessels	Type	Built	DWT	Option (3)	Rate (1)	Date (2)
Navios Astra (9)	Ultra Handymax	2006	53,468	Yes	14,012	12/05/2010
Navios Primavera	Ultra Handymax	2007	53,464	Yes	22,138	05/28/2011
Navios Armonia	Ultra Handymax	2008	55,100	No	23,700	06/07/2013
Navios Orion	Panamax	2005	76,602	No	49,400	12/14/2012
Navios Titan	Panamax	2005	82,936	No	17,500	11/22/2010
				No	19,000	11/23/2012
Navios Altair	Panamax	2006	83,001	No	19,238	11/23/2011
Navios Esperanza	Panamax	2007	75,200	No	14,513	02/19/2013
Torm Antwerp	Panamax	2008	75,250	No		—
Golden Heiwa	Panamax	2007	76,662	No		—
Beaufiks	Capesize	2004	180,181	Yes		—
Rubena N	Capesize	2006	203,233	No		—
SC Lotta (Phoenix Grace)	Capesize	2009	170,500	No		—
Formosabulk Brave	Capesize	2001	170,000	No		—
Phoenix Beauty	Capesize	2010	169,150	No		—
King Ore	Capesize	2010	176,800	No		—

Vessels to be Delivered
Long-term Chartered-in

		Delivery	Purchase
Vessels	Type	Date	Option		DWT
Navios Serenity	Handysize	05/2011	Yes	(4)	34,718
Navios TBN	Handysize	09/2012	Yes	(4)	34,718
Navios TBN	Capesize	09/2011	Yes		181,000
Kleimar TBN	Capesize	07/2012	Yes		180,000
Navios TBN	Capesize	12/2013	Yes		180,000
Navios TBN	Ultra Handymax	12/2011	Yes		61,000
Navios TBN	Ultra Handymax	10/2013	Yes		61,000
Navios TBN	Ultra Handymax	05/2013	Yes		61,000
Navios TBN	Panamax	01/2013	Yes		82,100
Navios TBN	Panamax	09/2011	Yes		80,000
Navios TBN	Panamax	07/2013	Yes	(4)	80,500
Navios TBN	Panamax	09/2013	Yes	(4)	80,500
Navios TBN	Panamax	11/2013	Yes	(4)	80,500
Owned Vessels

				Charter-
		Delivery		Out	Profit	Expiration
Vessels	Type	Date	DWT	Rate (1)	Share	Date (2)
Navios Etoile	Capesize	11/2010	180,000	29,356	50/50 in excess of $38,500	11/2020
Navios Azimuth	Capesize	03/2011	180,000	27,431	No	03/2023
Navios Bonheur	Capesize	12/2010	180,000	29,356	50/50 in excess of $37,500	12/2022
Navios Altamira	Capesize	02/2011	180,000	24,674	No	02/2021

(1)	Net Time Charter-out Rate per day (net of commissions).

(2)	Estimated dates assuming midpoint of redelivery by charterers.

(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(4)	Navios Holdings holds the initial 50% purchase option on each vessel.

(5)	The net daily charter out rate is $37,500 for years 1 and 2, $39,830 for years 3 and 4, $39,330 for years 5, 6, 7, plus option (Navios Holdings) year 8. The optional year is included in the exhibit above. Profit sharing is 100% to Navios Holdings until the net daily rate of $44,850 and 50%/50% thereafter.

(6)	Amount represents daily rate of insurance proceeds following the default of the original charterer.

(7)	The net daily charter out rate is $38,000 until expiration of the five-year charter; $47,500 net daily rate thereafter for three one-year (Navios Holdings) options. The optional year is included in the exhibit above. Profit sharing is 60% (Navios Holdings) / 40% (charterer) above $40,000 gross for years 1 and 2; 65% (Navios Holdings) / 35% (charterer) for years 3, 4 and 5 above $40,000 gross and 50%/50% above $50,000 gross for the three one-year (Navios Holdings) options.

(8)	Owned fleet does not include Navios Fulvia and Navios Melodia, as on November 15, 2010, Navios Holdings sold both vessels to Navios Maritime Partners L.P. (“Navios Partners”) for a total of $177.0 million, payable in the form of $162.0 million in cash and 788,370 common units in Navios Partners.

(9)	Navios Holdings exercised its option in Q3 2010 to purchase Navios Astra for $21.0 million. Navios Astra is estimated to be delivered during the first quarter of 2011.

Charter Policy and Industry Outlook
          Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios Holdings to time charter-out many of the vessels that it is presently operating (i.e. vessels owned by Navios Holdings or which it has taken into its fleet under charters having a duration of more than 12 months) during 2008, 2009 and 2010 for various periods ranging between one to 12 years to various shipping industry counterparties, considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aimed to lock in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charter or COAs and forward freight agreements (“FFAs”).
          In 2008 and so far through 2010, this policy had the effect of generating Time Charter Equivalents (“TCE”) that, while high by the average historical levels of the drybulk freight market over the last 30 years, were below those which could have been earned had the Navios Holdings’ fleet been operated purely on short-term and/or spot employment. In 2009, this chartering policy has had the effect of generating TCE which were higher than spot employment.
          The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charter or COAs) was $10,121 per day for the nine month period ended September 30, 2010. The average long-term charter-in hire rate per vessel was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying the (i) daily charter-in rate for each vessel by (ii) number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options at favorable prices relative to the current market exercisable in the future.

          Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of drybulk carrier new buildings into the world fleet, would have an adverse impact on future revenue and profitability. However, the operating cost advantage of Navios Holdings’ owned vessels and long-term chartered fleet, which is chartered-in at favorable rates, will continue to help mitigate the impact of the current decline in freight rates. A reduced freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet and any purchase options that are in the money. In reaction to a decline in freight rates, available ship financing has also been negatively impacted.
Navios Logistics Operations
          Navios Holdings currently owns 63.8% of Navios Logistics. Navios Logistics owns and operates vessels, barges and push boats located mainly in Argentina, the largest bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to South American (i) grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export, (ii) iron ore production and export, mainly from Brazil, and (iii) sales (and logistic services) of petroleum products in the Paraguayan market. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests or upriver loading drafts to be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics would be adversely affected.
          Navios Logistics, an end-to-end logistics business which leverages Navios Holdings’ transshipment facility in Uruguay with an upriver port facility in Paraguay and dry and wet barge capacity, represents the successful completion of an effort Navios Holdings commenced in June 2006, when Navios Holdings announced its intention to develop a South American logistics business. Navios Holdings intends to continue growing its South American logistics business by opportunistically acquiring assets complementary to its port terminal and storage facilities.
          Navios Logistics operates different types of tanker vessels, push boats and wet and dry barges for the delivery of a large range of products meeting the needs of the market between Buenos Aires, Argentina, and all the ports of the Paraná, Paraguay and Uruguay River System in South America, commonly known as the “Hidrovia” (meaning “waterway”). The Hidrovia passes through five countries, (Argentina, Bolivia, Brazil, Paraguay and Uruguay) along its over 2,000 miles as well as maritime facilities of the South American coastline. Navios Logistics also owns and operates an up-river port terminal and tank storage facility for petroleum products, oil and gas in the region San Antonio, Paraguay as well as the largest bulk transfer and storage port terminal in Uruguay located in an international tax-free trade zone in the port of Nueva Palmira. (See “Navios South American Logistics Inc.” under “Statement of Operations Breakdown by Segment”).
Factors Affecting Navios Holdings’ Results of Operations
          We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ 2009 annual report on Form 20-F filed with the Securities and Exchange Commission for a discussion of certain risks inherent in our business.
          Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short term employment) and voyage charter or COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.
          Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:
•	Market Exposure: Navios Holdings manages the size and composition of its fleet, by chartering and owning vessels, to adjust to anticipated changes in market rates. Navios Holdings aims at achieving an appropriate balance between owned vessels and long and short term chartered-in vessels and controls approximately 6.0 million dwt in drybulk tonnage. Navios Holdings’ options to extend the duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessel permits Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the respective period.
Voyage and Time Charter
          Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the drybulk shipping industry.
          Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.
          Consistent with industry practice, Navios Holdings uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.
          TCE revenue also serves as industry standard for measuring revenue and comparing results between geographical regions and among competitors.
          The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is 5.4 years. But as such fleet ages, or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.
Spot Charters, Contracts of Affreightment (COAs), and Forward Freight Agreements (FFAs)
          Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short term charter-out contracts, COAs and strategic backhaul cargo contracts, as follows:
•	The operation of voyage charters or spot charter-out fixtures for the carriage of a single cargo between load and discharge port;

•	The use of voyage charter or COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame; and

•	The use of FFAs both as economic hedges in reducing market risk on specific vessels, freight commitments or the overall fleet and in order to increase or reduce the size of its exposure to the drybulk shipping market.
          In addition, Navios Holdings, through selecting voyage charter or COAs on what would normally be backhaul or ballast legs, attempts to enhance vessel utilization and profitability. The cargoes are used to position vessels at or near major loading areas (such as the Gulf of Mexico) where spot cargoes can readily be obtained. This enables ballast time to be reduced as a percentage of the round voyage. This strategy is referred to as triangulation.
          Navios Holdings enters into voyage charter or COAs with major industrial end users of bulk products, primarily in the steel, energy and grain sectors. These contracts are entered into not only with a view to making profit but also as a means of maintaining relationships, obtaining market information and continuing a market presence in this market segment. Navios Holdings has adopted a strategy of entering into voyage charter or COAs to carry freight into known loading areas, such as the Gulf of Mexico and the Gulf of St. Lawrence, where subsequent spot or voyage charters can be obtained.
          Navios Holdings enters into drybulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.
          As of September 30, 2010 and December 31, 2009, none of Navios Holdings’ FFAs qualified for hedge accounting treatment. Drybulk FFAs traded by Navios Holdings that do not qualify for hedge accounting are shown at fair value through the statement of operations.
          FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house, and LCH the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices.
          NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.
          At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS ASA and LCH valuations accordingly. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.
Statement of Operations Breakdown by Segment
          Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. As a result, Navios Holdings reviews operating results solely by revenue per day and operating results of the owned and chartered-in fleet and, thus, the Company has determined that it has three reportable segments, Drybulk Vessel Operations, Tanker Vessel Operations (Navios Acquisition) and Logistics Business. The reportable segments reflect the internal organization of Navios Holdings and strategic businesses that offer different products and services. The Drybulk Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight and FFAs. The Tanker Vessel Operations business consists of transportation and handling of liquid cargoes through ownership, operation, and trading of tanker vessels. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region. Navios Holdings measures segment performance based on net income.
          For a more detailed discussion about Navios Logistics Segment, refer to the section “Navios South American Logistics Inc.” further below.
Period over Period Comparisons of Navios Holdings
          For the Three Month Period ended September 30, 2010 compared to the Three Month Period ended September 30, 2009
          The following table presents consolidated revenue and expense information for the three month periods ended September 30, 2010 and 2009. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Three Month	Three Month
	Period ended	Period ended
	September 30,	September 30,
	2010	2009
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$170,177	$160,570
Time charter, voyage and logistic business expenses	(83,944)	(95,355)
Direct vessel expenses	(11,660)	(7,994)
General and administrative expenses	(20,005)	(9,969)
Depreciation and amortization	(23,864)	(19,915)
Interest income/expense and finance cost, net	(22,487)	(13,775)
(Loss)/gain on derivatives	(37)	2,167
Other expense, net	(3,799)	(2,517)

Income before equity in net earnings of affiliate companies	4,381	13,212
Equity in net earnings of affiliated companies	9,661	9,458

Income before taxes	14,042	22,670
Income taxes	(244)	433

Net income	13,798	23,103
Less: Net (income)/loss attributable to the noncontrolling interest	842	(1,785)

Net income attributable to Navios Holdings common stockholders	$14,640	$21,318

          Set forth below are selected historical and statistical data for Navios Holdings (excluding Navios Acquisition) for each of the three month periods ended September 30, 2010 and 2009 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three month period ended
	September 30,
	2010	2009
	(unaudited)	(unaudited)
FLEET DATA
Available days	4,032	3,949
Operating days	4,024	3,933
Fleet utilization	99.8%	99.6%
Equivalent vessels	44	43
AVERAGE DAILY RESULTS
Time Charter Equivalents	$24,598	$24,061
          During the three month period ended September 30, 2010, there were 83 more available days as compared to the same period of 2009 due to an increase of 312 available days following the delivery of newbuilding vessels at various times since the third quarter of 2009, partially offset by a decrease of 229 days in short-term and long-term chartered in fleet available days. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year).
          The average TCE rate for the three month period ended September 30, 2010 was $24,598 per day, $537 per day higher than the rate achieved in the same period of 2009. This was primarily due to higher charter-out daily rates in the third quarter of 2010 for the owned vessels than those achieved in the third quarter of 2009.
          Revenue: Revenue from drybulk vessel operations for the three months ended September 30, 2010 was $106.8 million as compared to $121.2 million for the same period during 2009. The decrease was mainly attributable to the decrease of 229 days in short-term and long-term chartered in fleet available days and (b) the decrease in the freight market resulting in lower charter out daily rates for the short and long term chartered in fleet. This decrease was partially offset by (a) a slight increase in TCE per day of 2.2% to $24,598 per day in the third quarter of 2010 from $24,061 per day in the same period of 2009 and (b) an increase in the available days of the fleet of 2.1% to 4,032 days in the third quarter of 2010 from 3,949 days in the same period of 2009. The increase of 83 available days was due to an increase of 312 available ownership days as a result of the delivery of newbuilding owned vessels since the third quarter of 2009. This increase was offset by a decrease in short-term and long-term fleet available days of 229 days in total, as mentioned above.
          Revenue from the logistics business was approximately $55.3 million for the three months ended September 30, 2010 as compared to $39.3 million during the same period of 2009. This increase was mainly attributable to (a) the acquisition of the Sara H in February 2010, (b) the increased operations of Navios Logistics’ liquid port and (c) the increase in volumes in the dry port terminal business and to the additional storage capacity of Navios Logistics’ dry port in Uruguay following the construction of its new silo.
          Revenue from tanker vessel operations for the three month period ended September 30, 2010 was $8.1 million. Following the delivery of the product tanker Ariadne Jacob on July 2, 2010 and the Colin Jacob on June 29, 2010, and the VLCC Acquisition on September 10, 2010, Navios Acquisition had 308 available days at a TCE rate of $26,129. There were no operations during the corresponding period in 2009.
          Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistic business expenses decreased by $11.5 million or 12.1% to $83.9 million for the three month period ended September 30, 2010, as compared to $95.4 million for same period in 2009. This was primarily due to a decrease in the short-term fleet activity, which was partially offset by an increase of $14.6 million in logistics business expenses.
          Time charter and voyage expenses from tanker vessel operations for the three month period ended September 30, 2010 were $0.1 million and $0 during the corresponding period in 2009, since the company was under development stage. These expenses were mainly related to broker fees and various voyage expenses.
          Direct Vessel Expenses: Direct vessel expenses for operation of the owned fleet increased by $3.7 million or 46.3% to $11.7 million for the three month period ended September 30, 2010, as compared to $8.0 million for the same period in 2009. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs. The increase resulted primarily from the increase of the owned vessels until the third quarter of 2010 compared to the same period in 2009 and the increase in crew costs, spares and lubricating oils.
          Direct vessel expenses from tanker vessel operations for the three months ended September 30, 2010 were $2.5 million and $0 for the corresponding period in 2009, since Navios Acquisition was under development stage. Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydock and special survey costs. Beginning on May 28, 2010, such services are provided to Navios Acquisition by Navios Holdings through a management agreement dated May 28, 2010.
          General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Three month period	Three month period
	ended	ended
	September 30, 2010	September 30, 2009
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Payroll and related costs(1)	$3,823	$3,274
Professional, legal and audit fees(1)	1,041	1,045
Navios Acquisition	8,428	—
Navios Logistics	3,502	2,053
Other(1)	615	922

Sub-total	17,409	7,294

Credit risk insurance	2,596	2,675

General and administrative expenses	$20,005	$9,969

(1)	Excludes the logistics and tanker vessels business
          The increase in general and administrative expenses by $10.0 million to $20.0 million or 100% for the three month period ended September 30, 2010, as compared to $10.0 million for the same period of 2009, was mainly attributable to (a) $0.5 million increase in payroll and related costs, (b) $1.4 million increase in general and administrative expenses relating to the logistics business mainly attributable to an increase in salaries, professional fees and other administrative costs and (c) $8.4 million increase from Navios Acquisition general and administrative expenses mainly due to expenses incurred relating to the VLCC acquisition amounting to $8.0 million, out of which $2.4 million relate to various audit, legal and consulting fees and $5.6 million relate to the valuation of 3,000 shares of preferred stock issued to an independent third party holder as consultancy and advisory fees. The overall increase of $10.3 million was partially offset by a $0.3 million decrease in other general and administrative expenses.
          Depreciation and Amortization: For the three month period ended September 30, 2010, depreciation and amortization increased by $4.0 million compared to the same period in 2009. The increase was primarily due to (a) a $3.5 million increase in depreciation of vessels due to the increase of the owned fleet, (b) a $0.1 million increase in depreciation and amortization from the logistics business mainly due to the acquisition of the Makenita H at the end of the second quarter of 2009 and the Sarah H in February 2010, (c) a $2.4 million increase in depreciation and amortization from tanker vessel operations, of which $2.2 million was related to vessel depreciation, and $0.2 million was related to net amortization of intangible assets and liabilities associated with the acquisition of the VLCC vessels. This overall increase was offset by a $2.0 million decrease in amortization of favorable and unfavorable leases.
          Interest Income/Expense and Finance Cost, Net: Interest income/expense and finance cost for the three month period ended September 30, 2010 increased to $22.5 million, as compared to $13.8 million in the same period of 2009. This increase of $8.7 million is due to (a) the issuance of $400.0 million first priority ship mortgage notes in November 2009 and (b) an increase of $1.1 million in interest expense and finance cost of Navios Acquisition related to certain secured credit facilities obtained to partially finance the acquisition of its fleet. The overall increase of $8.7 million in interest expense and finance cost was partially offset by (a) a decrease in average LIBOR rate to 0.4% for the three month period ended September 30, 2010 as compared to 1.17% for the same period in 2009, (b) a decrease in average outstanding loan balance from $693.5 million in the third quarter of 2009 to $381.3 million in the same period of 2010 (excluding the drawdown relating to facilities for the construction of the Capesize vessels), (c) a decrease of $0.4 million in interest expense and finance cost of Navios Logistics mainly attributable to decrease in rates, and (d) an increase of interest income by $0.7 million to $1.2 million for the three month period ended September 30, 2010, as compared to $0.5 million for the same period of 2009. The increase of $0.7 million also includes interest income from Navios Acquisition and Navios Logistics below $0.1 million. The overall interest income increase was mainly attributable to increased income from time deposits due to higher rates achieved.
          (Loss)/Gain on Derivatives: Gain on derivatives decreased by $2.2 million to a loss below $0.1 million during the three month period ended September 30, 2010, as compared to $2.2 million gain for the same period in 2009. There is no income from derivatives relating to the logistics business and tanker vessel operations. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic
	Exchange’s
	Panamax Time
	Charter
	Average Index
July 12, 2010	$15,648	(a)
September 9, 2010	$27,329	(b)
September 30, 2010	$19,784	(*)
July 24, 2009	$28,209	(c)
August 26, 2009	$16,738	(d)
September 30, 2009	$18,267	(*)

(a)	Low for Q3 — 2010

(b)	High for Q3 — 2010

(c)	High for Q3 — 2009

(d)	Low for Q3 — 2009

(*)	End of period rate
          Other Expense, net: Other expense, net increased by $1.3 million to $3.8 million for the three month period ended September 30, 2010, from $2.5 million for the same period in 2009. This increase was mainly due to an increase of $2.0 million in net other expense of Navios Logistics mainly due to an increase in taxes, other than income taxes. This increase in other expense was partially offset mainly by a $0.7 million decrease in miscellaneous voyage expenses. Out of the total amount of the $1.3 million increase in net other expense, the amount generated by Navios Acquisition is below $0.1 million.
          Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies increased by $0.2 million to $9.7 million for the three month period ended September 30, 2010, from $9.5 million for the same period in 2009. This increase was mainly due to the additional deferred gain recognized in the statements of income during the three month period September 30, 2010 under “Equity in net earnings of affiliated companies” following Navios Partners’ public equity offerings during the last quarter of 2009 and during 2010. The deferred gain recognized in equity in earnings in connection with the public offerings of Navios Partners’ common units relates to gains that initially arose from the sale of vessels by the Company to Navios Partners, the Company recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”) (see also “Related Party Transactions”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced.
          Income Taxes: Income taxes decreased by $0.7 million to $0.3 million loss for the three month period ended September 30, 2010, as compared to $0.4 million income for the same period in 2009. The main reason was the $0.7 million increase in income tax expenses relating to Navios Logistics. Navios Logistics income taxes consist of income taxes calculated for certain subsidiaries of Navios Logistics, which are subject to corporate income tax.
          Net (Income)/Loss Attributable to the Noncontrolling Interest: Net (income)/loss attributable to the noncontrolling interest decreased by $2.6 million to $0.8 million loss for the three month period ended September 30, 2010, as compared to $1.8 million income for the same period in 2009. This decrease in net income was attributable to $0.1 million decrease in the noncontrolling interest of Navios Logistics and a $2.5 million decrease in the noncontrolling interest of Navios Acquisition.
          For the Nine Month Period ended September 30, 2010 compared to the Nine Month Period ended September 30, 2009
          The following table presents consolidated revenue and expense information for the nine month periods ended September 30, 2010 and 2009. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Nine Month	Nine Month
	Period ended	Period ended
	September 30,	September 30,
	2010	2009
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$489,991	$449,946
Time charter, voyage and logistic business expenses	(254,885)	(270,037)
Direct vessel expenses	(30,603)	(23,079)
General and administrative expenses	(43,549)	(30,961)
Depreciation and amortization	(71,171)	(51,832)
Interest income/expense and finance cost, net	(64,878)	(42,877)
Gain on derivatives	4,005	2,786
Gain on sale of assets	26,134	16,790
Gain on change in control	17,742	—
Other expense, net	(10,603)	(13,509)

Income before equity in net earnings of affiliate companies	62,183	37,227
Equity in net earnings of affiliated companies	29,417	19,957

Income before taxes	91,600	57,184
Income taxes	657	2,027

Net income	92,257	59,211
Less: Net (income)/loss attributable to the noncontrolling interest	193	(3,763)

Net income attributable to Navios Holdings common stockholders	$92,450	$55,448

     Set forth below are selected historical and statistical data for Navios Holdings for each of the nine month periods ended September 30, 2010 and 2009 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Nine month period ended
	September 30,
	2010	2009
	(unaudited)	(unaudited)
FLEET DATA
Available days	12,140	11,550
Operating days	12,106	11,516
Fleet utilization	99.7%	99.7%
Equivalent vessels	44	43
AVERAGE DAILY RESULTS
Time Charter Equivalents	$25,298	$26,353
     During the nine month period ended September 30, 2010, there were 590 more available days as compared to the same period of 2009 due to an increase of 1,557 available ownership days following the delivery of newbuilding owned vessels at various times in 2009 and 2010. This increase was offset by a decrease in long term and short term chartered in fleet available days by 733 and 234 days, respectively. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year).
     The average TCE rate for the nine month period ended September 30, 2010 was $25,298 per day, $1,055 per day lower than the rate achieved in the same period of 2009. This was primarily due to the decrease in the freight market resulting in lower charter-out daily rates in the nine month period of 2010 than those achieved in the same period of 2009.
     Revenue: Revenue from drybulk vessel operations for the nine months ended September 30, 2010 was $338.7 million as compared to $346.1 million for the same period during 2009. The decrease in revenue was mainly attributable to the decrease in TCE per day of 4.0% to $25,298 in the first nine months of 2010 from $26,353 per day in the same period of 2009. The increase of 590 available days was mainly attributable to an increase of 1,557 available ownership days following the delivery of newbuilding owned vessels since the third quarter of 2009. This increase of 590 available days was offset by a decrease in short-term and long-term fleet available days of 234 days and 733 days, respectively. The decrease in revenue was partially offset by an increase in available days of the fleet of 5.1% to 12,410 days in the first nine months of 2010 from 11,550 days in the same period of 2009.
     Revenue from the logistics business was approximately $143.1 million for the nine months ended September 30, 2010 as compared to $103.8 million during the same period of 2009. This increase was mainly attributable to (a) the acquisition of the Makenita H in June 2009, which was fully operational during the nine month period of 2010, (b) the acquisition of the Sara H in February 2010, (c) the increased operations of Navios Logistics’ liquid port and (d) the increased storage capacity of Navios Logistics’ dry port in Uruguay following the construction of its new silo.
     Revenue from tanker vessel operations for the nine month period ended September 30, 2010 was $8.1 million. Following the VLCC Acquisition and the acquisitions of the Colin Jacob in June 2010 and the Ariadne Jacob in July 2010, Navios Acquisition had 309 available days at a TCE of $26,084 for the nine month period ended September 30, 2010. There was no revenue in the corresponding period of 2009.
     Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistic business expenses decreased by $15.1 million or 5.6% to $254.9 million for the nine month period ended September 30, 2010, as compared to $270.0 million for the same period in 2009. This decrease was primarily due to the decrease in the short-term chartered in fleet activity (which also negatively affected the available days of the fleet, discussed above) which was partially offset by an increase of $35.1 million in logistic business expenses.
     Time charter and voyage expenses from tanker vessel operations for the nine months ended September 30, 2010 were $0.1 million and $0 for the corresponding period in 2009, since Navios Acquisition was under development stage. Time charter expenses are mainly related to broker fees.
     Direct Vessel Expenses: Direct vessel expenses for operation of the owned fleet increased by $7.5 million to $30.6 million or 32.5% for the nine month period ended September 30, 2010, as compared to $23.1 million for the same period in 2009. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs. The increase resulted primarily from the additional owned vessels through the first nine months of 2010 compared to the same period in 2009 and the increase in crew costs, spares and lubricating oils.
     Direct vessel expenses from tanker vessel operations for the nine months ended September 30, 2010 were $2.5 million and $0 for the corresponding period in 2009, since Navios Acquisition was under development stage. Direct vessel expenses consisted of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydock and special survey costs. Beginning on May 28, 2010, such services are provided to Navios Acquisition by Navios Holdings through a management agreement dated May 28, 2010.
     General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Nine month period	Nine month period
	ended	ended
	September 30,	September 30,
	2010	2009
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Payroll and related costs(1)	$11,908	$10,556
Professional, legal and audit fees(1)	3,488	3,885
Navios Acquisition	8,514	—
Navios Logistics	9,308	6,207
Other(1)	2,110	2,321

Sub-total	35,328	22,969
Credit risk insurance(1)	8,221	7,992

General and administrative expenses	$43,549	$30,961

(1)	Excludes the logistics business and tanker vessels business
     The increase by $12.5 million to $43.5 million or 40.3% for the nine month period ended September 30, 2010, as compared to $31.0 million for the same period of 2009, was mainly attributable to (a) a $1.4 million increase in payroll and other related costs, (b) a $3.1 million increase in general and administrative expenses relating to the logistics business mainly attributable to an increase in salaries, professional fees and other administrative costs, (c) $8.5 million in general and administrative expenses attributable to Navios Acquisition mainly due to certain expenses incurred relating to the VLCC Acquisition amounting to $8.0 million out of which $2.4 million relate to various audit, legal and consulting fees and $5.6 million relate to the valuation of 3,000 shares of preferred stock issued to an independent third party holder consultancy and advisory fees. The increase was also attributable to a $0.2 million increase in credit risk insurance. The overall increase of $13.2 million was offset by (a) a $0.4 million decrease in professional, legal and audit fees and (b) a $0.3 million decrease in other general and administrative expenses.
     Depreciation and Amortization: For the nine month period ended September 30, 2010, depreciation and amortization increased by

$19.4 million compared to the same period in 2009 primarily due to (a) a $18.1 million increase in depreciation of vessels due to the increase in the owned fleet in comparison to the same period of 2009, (b) a $0.8 million increase in depreciation and amortization from the logistics business mainly due to the acquisition of the Makenita H at the end of the second quarter of 2009 and the Sarah H in February 2010, (c) the additional depreciation of the new silo constructed at the dry port and (d) $2.4 million increase from Navios Acquisition mainly due to the amortization of intangible assets and liabilities associated with the VLCC Acquisition. This increase was partially offset by $1.9 million decrease in amortization of favorable and unfavorable leases.
     Interest Income/Expense and Finance Cost, Net: Interest income/expense and finance cost, net for the nine month period ended September 30, 2010 increased to $64.9 million, as compared to $42.9 million in the same period of 2009. This increase of $22.0 million was mainly due to (a) an increase in interest expense and finance cost following the issuance of $400.0 million first priority ship mortgage notes in November 2009, (b) an increase in average outstanding loan balance from $205.0 million in the first nine months of 2009 to $391.2 million in the same period of 2010 (excluding the drawdown relating to facilities for the construction of the Capesize vessels) and (c) an increase of $1.8 million in interest expense and finance cost of Navios Acquisition mainly due to interest expense, commitment fees and amortization of finance fees related to certain secured credit facilities obtained to partially finance the acquisition of its fleet. The increase in Navios Logistics’ interest expense and finance cost for the nine month period ended September 30, 2010 was below $0.1 million. This increase in interest expense and finance cost, net was partially offset by (a) a decrease in average LIBOR rate to 0.4% for the nine month period ended September 30, 2010 as compared to 1.72% for the same period in 2009 and (b) an increase of interest income by $1.7 million to $2.9 million for the nine month period ended September 30, 2010, as compared to $1.2 million for the same period of 2009. The increase of $1.7 million also includes interest income from Navios Logistics of $0.2 million. Interest income from Navios Acquisition was below $0.1 million. The overall interest income increase was mainly attributable to increased income from time deposits due to higher rates achieved.
     Gains on Derivatives: Income from derivatives increased by $1.2 million to $4.0 million during the nine month period ended September 30, 2010, as compared to $2.8 million for the same period in 2009. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic
	Exchange’s
	Panamax Time
	Charter
	Average Index
July 12, 2010	$15,648	(a)
May 20, 2010	$37,099	(b)
September 30, 2010	$19,784	(*)
January 19, 2009	$3,917	(c)
July 24, 2009	$28,209	(d)
September 30, 2009	$18,267	(*)

(a)	Low for nine months — 2010

(b)	High for nine months — 2010

(c)	Low for nine months — 2009

(d)	High for nine months — 2009

(*)	End of period rate
     Gain on Sale of Assets: The gain on sale of assets for the nine month period ended September 30, 2010 was $26.1 million from (a) a gain of $23.8 million from the sale of the Navios Hyperion, on January 8, 2010 to Navios Partners (b) a gain of $0.6 million from the sale of the Navios Aurora II and (c) a gain of $1.7 million from the sale of the Navios Pollux to Navios Partners and May 21, 2010. During the same period in 2009, a gain of $16.8 million resulted from the sale of the Navios Sagittarius to Navios Partners on June 10, 2009.

     Gain on Change in Control: The gain on change in control for the nine month period ended September 30, 2010 of $17.7 million in connection with Navios Acquisition. Upon obtaining control of Navios Acquisition, the investment in common shares and the investment in warrants were remeasured to fair value resulting in a gain of $17.7 million.
     Other Expense, net: Other expense, net decreased by $2.9 million to $10.6 million for the nine month period ended September 30, 2010, from $13.5 million other expense for the same period in 2009. This decrease was mainly due to (a) a $13.8 million unrealized mark-to-market losses on common units of Navios Partners accounted for as available-for-sale investments written-down to their market value at the nine month period ended September 30, 2009, which was below the prevailing market value, (b) a $0.7 million decrease in miscellaneous voyage expenses and (c) a $2.2 million increase in miscellaneous income. This decrease in other expense, net was partially offset by (a) a decrease in other income by $6.1 million due to the non-cash compensation income relating to the relief of Navios Partners from its obligation to purchase the Navios Bonavis recognized in the nine month period ended September 30, 2009, (b) an increase of $3.7 million in provision for losses on accounts receivable, and (c) an increase of $4.0 million in other expenses of Navios Logistics mainly due to increase in provision for bad debts and in taxes other than income taxes.
     Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies increased by $9.4 million to $29.4 million for the nine month period ended September 30, 2010, from $20.0 million equity in earnings for the same period in 2009. This increase was mainly due to the additional deferred gain recognized in the statements of income during the nine month period ended September 30, 2010 under “Equity in net earnings of affiliated companies” following Navios Partners’ public equity offerings during the last quarter of 2009 and during 2010. The deferred gain recognized in equity in earnings in connection with the public offerings of Navios Partners’ common units relates to gains that initially arose from the sale of vessels by the Company to Navios Partners, the Company recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”) (see also “Related Party Transactions” section). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced.
     Income Taxes: Income taxes decreased by $1.4 million to $0.6 million for the nine month period ended September 30, 2010, as compared to $2.0 million for the same period in 2009. The main reason was the $1.4 million decrease in income taxes relating to Navios Logistics. Navios Logistics’ income taxes consist of income taxes calculated for certain subsidiaries of Navios Logistics, which are subject to corporate income tax.
     Net (Income)/Loss Attributable to the Noncontrolling Interest: Net (income)/loss attributable to the noncontrolling interest decreased by $4.0 million for the nine month period ended September 30, 2010, to $0.2 million income from $3.8 million loss for the same period in 2009. This decrease was attributable to (a) a $2.6 million decrease in the noncontrolling interest relating to Navios Acquisition and (b) a $1.4 million increase in noncontrolling interest relating to Navios Logistics.
NAVIOS SOUTH AMERICAN LOGISTICS INC.
          The following is a discussion of the financial condition and results of operations for the three and nine month periods ended September 30, 2010 and 2009 of Navios Logistics. These financial statements have been prepared in accordance with U.S. GAAP.
Recent Developments
          In September 2010, Navios Logistics acquired an additional piece of land located in the southern part of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks.
          On September 16, 2010, Navios Logistics entered into a three-year charter-in agreement for 15 tank barges, of which 13 tank barges have already been delivered. The 13 delivered tank barges have a total capacity of 23,784 cubic meters.
Financial Highlights
          The following table presents consolidated revenue and expense information for each of the three and nine month periods ended September 30, 2010 and 2009.

	Three Month	Three Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$55,302	$39,339	$143,143	$103,781
Time charter, voyage and logistics business expenses	(38,389)	(23,775)	(101,529)	(66,407)
General and administrative expenses	(3,500)	(2,053)	(9,308)	(6,207)
Depreciation and amortization	(5,530)	(5,451)	(16,872)	(16,078)
Interest income/expense and finance cost, net	(1,113)	(1,558)	(3,153)	(3,310)
Other expense, net	(4,016)	(2,038)	(8,669)	(4,694)

Income before taxes	$2,754	$4,464	$3,612	$7,085
Income taxes	(168)	517	876	2,242

Net income	2,586	4,981	4,488	9,327
Less: Net income attributable to the noncontrolling interest	(1,129)	(99)	(1,163)	(829)

Net income attributable to Navios Holdings common stockholders	$1,457	$4,882	$3,325	$8,498

The following table presents consolidated balance sheets of Navios Logistics as of September 30, 2010 and December 31, 2009.

	September 30,	December 31,
	2010	2009
(Expressed in thousands of U.S. dollars)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$32,742	$26,927
Restricted cash	461	1,674
Accounts receivable, net	20,003	15,578
Prepaid expenses and other current assets	11,886	13,598

Total current assets	65,092	57,777

Non-current assets
Vessels, port terminal and other fixed assets, net	315,312	265,850
Deferred financing costs, net	1,128	870
Deferred dry-dock and special survey costs, net	2,153	1,673
Other long-term assets	6,165	9,436
Intangible assets other than goodwill	69,422	77,185
Goodwill	105,048	91,681

Total non-current assets	499,228	446,695

Total assets	$564,320	$504,472

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$17,896	$17,953
Accrued expenses	10,911	7,520
Due to affiliate companies	154	94
Capital lease obligations	1,243	—
Current portion of long-term debt	3,621	5,829

Total current liabilities	33,825	31,396

Non-current liabilities
Long-term debt, net of current portion	111,135	114,564
Capital lease obligations, net of current portion	31,330	—
Deferred tax liability	21,067	22,778
Long-term liabilities	22,537	6,199

Total non-current liabilities	186,069	143,541

Total liabilities	219,894	174,937
Commitments and contingencies
STOCKHOLDERS’ EQUITY
Common stock — $1 par value: 50,000 authorized shares; 20,000 shares issued and outstanding at September 30, 2010 and December 31, 2009	20	20
Additional paid-in capital	292,669	284,761
Retained earnings	15,067	8,779

Total Navios Logistics stockholders’ equity	307,756	293,560
Noncontrolling interest	36,670	35,975

Total equity	344,426	329,535

Total liabilities and equity	$564,320	$504,472

Period-over-Period Comparisons of Navios Logistics
     For the Three Month Period ended September 30, 2010 compared to Three Month Period ended September 30, 2009
          Revenue: For the three month period ended September 30, 2010, Navios Logistics’ revenue increased by $16.0 million or 40.7% to $55.3 million as compared to $39.3 million for the same period during 2009. Revenue from dry port terminal business increased by $0.1 million or 1.7% to $6.1 million for the three month period ended September 30, 2010, as compared to $6.0 million for the same period during 2009. The increase was mainly attributable to an increase in volumes in the dry port terminal business and to additional storage capacity due to the new silo constructed at its dry port facilities in Uruguay. The new silo had been fully operational since August 2009. Revenue from the logistics business increased by $15.9 million or 47.7% to $49.2 million for the three months period ended September 30, 2010, as compared to $33.3 million for the same period during 2009. This increase was mainly attributable to (a) the acquisition of the Sara H on February 2010, and (b) the increase in product sales at Navios Logistics’ liquid port.
          Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses for the three months period ended September 30, 2010, increased by $14.6 million or 61.3% to $38.4 million as compared to $23.8 million for the same period during 2009. Dry port terminal business expenses for the three months period ended September 30, 2010 increased by $0.3 million or 21.4% to $1.7 million, as compared to $1.4 million for the same period during 2009. This increase was mainly attributable to an increase in Navios Logistics’ activities and to the additional cost of operations of the new silo constructed at Navios Logistics’ port facilities in Uruguay. Time charter and voyage expenses of logistics business increased by $14.3 million or 63.8% to $36.7 million for the three month period ended September 30, 2010, as compared to $22.4 million for the same period in 2009. The increase was mainly attributable to an increase in costs of products sold in Petrosan and to an increase in other operating costs, mainly fuels and lubricants, payroll and related costs, repairs and maintenance expenses.
          General and Administrative Expenses: General and administrative expenses increased by $1.4 million or 66.7% to $3.5 million for the three month period ended September 30, 2010, as compared to $2.1 million for the same period during 2009. General and administrative expenses relating to dry port terminal business were $0.2 million for both three month periods ended September 30, 2010 and 2009. General and administrative expenses relating to logistics business increased by $1.4 million or 73.7% to $3.3 million for the three month period ended September 30, 2010, as compared to $1.9 million for the same period during 2009. The increase was mainly attributable to an increase in salaries, professional fees and other administrative costs.
          Depreciation and Amortization: Depreciation and amortization expense was $5.5 million in both periods ended September 30, 2010 and 2009. Depreciation of tangible and amortization of intangible assets for the three month period ended September 30, 2010, amounted to $4.4 million and $1.1 million, respectively.
          Interest Income/Expense and Finance Costs, Net: Interest expense and finance costs, net decreased by $0.5 million or 31.3% to $1.1 million for the three month period ended September 30, 2010, as compared to $1.6 million for the same period of 2009. Net Interest expense amounted to $0.9 million and the remaining $0.2 million relate to various finance costs. The main reason was the decrease in the interest rates, partially offset by an increase in the outstanding loan balances used to finance the vessel acquisitions.
          Other Expense, Net: Other expense, net increased by $2.0 million or 100% to $4.0 million for the three month period ended September 30, 2010, as compared to $2.0 million for the same period of 2009. This increase was mainly attributable to an increase in taxes other than income taxes.
          Income Taxes: Income taxes decreased by $0.7 million or 140.0% for the three month period ended September 30, 2010 to a net tax expense of $0.2 million as compared to a net tax income of $0.5 million for the same period in 2009. Income taxes consist of income taxes calculated for certain subsidiaries of Navios Logistics, which are subject to corporate income tax.
For the Nine Month Period ended September 30, 2010 compared to Nine Month Period ended September 30, 2009
     Revenue: For the nine month period ended September 30, 2010, Navios Logistics’ revenue increased by $39.3 million or 37.9% to $143.1 million as compared to $103.8 million for the same period during 2009. Revenue from dry port terminal business increased by $2.7 million or 19.4% to $16.6 million for the nine month period ended September 30, 2010, as compared to $13.9 million for the same period during 2009. The increase was mainly attributable to an increase in volumes in the dry port terminal business and to additional storage capacity due to the new silo constructed at its dry port facilities in Uruguay. The new silo had been fully operational since August 2009. Revenue from the Logistics Business increased by $36.6 million or 40.7% to $126.5 million for the nine month period ended September 30, 2010, as compared to $89.9 million for the same period during 2009. This increase was mainly attributable to (a) the acquisition of the Makenita H and Sara H, in June 2009 and February 2010, respectively, and (b) the increase in product sales at Navios Logistics’ liquid port. The vessels Jiujiang and Stavroula, which were delivered in June and July 2010, respectively, were not operating during the three month period ended September 30, 2010. Both vessels are currently trading in the Argentinean cabotage business, in the Hidrovia region, under spot contracts.

     Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses for the nine month period ended September 30, 2010, increased by $35.1 million or 52.9% to $101.5 million as compared to $66.4 million for the same period during 2009. Dry port terminal business expenses for the nine month period ended September 30, 2010 increased by $1.4 million or 38.9% to $5.0 million, as compared to $3.6 million for the same period during 2009. This increase was mainly attributable to an increase in Navios Logistics’ activities and to the additional cost of operations of the new silo constructed at Navios Logistics port facilities in Uruguay. Time charter and voyage expenses of logistics business increased by $33.7 million or 53.7% to $96.5 million for the nine months period ended September 30, 2010, as compared to $62.8 million for the same period in 2009. The increase was mainly attributable to an increase in costs of products sold in Petrosan and to an increase in other operating costs, mainly fuels and lubricants, payroll and related costs and repairs and maintenance expenses.
     General and Administrative Expenses: General and administrative expenses increased by $3.1 million or 50.0% to $9.3 million for the nine month period ended September 30, 2010, as compared to $6.2 million for the same period during 2009. General and administrative expenses relating to dry port terminal business were $0.7 million for both nine month periods ended September 30, 2010 and 2009. General and administrative expenses relating to logistics business increased by $3.1 million or 56.4% to $8.6 million for the nine month period ended September 30, 2010, as compared to $5.5 million for the same period during 2009. The increase was mainly attributable to an increase in salaries, professional fees and other administrative costs.
     Depreciation and Amortization: Depreciation and amortization expense increased by $0.8 million or 5.0% to $16.9 million for the nine month period ended September 30, 2010, as compared to $16.1 million for the same period of 2009. Depreciation of tangible and amortization of intangible assets for the nine month period ended September 30, 2010, amounted to $13.5 million and $3.4 million, respectively. This increase was mainly attributable to the acquisition of the Makenita H and the Sara H in June 2009 and February 2010, respectively, and to additional depreciation from the new silo constructed at the dry port.
     Interest Income/Expense and Finance Costs, Net: Interest expense and finance costs, net decreased by $0.1 million or 3.0% to $3.2 million for the nine month period ended September 30, 2010, as compared to $3.3 million for the same period of 2009. Interest expense amounted to $2.7 million and the remaining $0.5 million relate to various finance costs. The main reason was the decrease in the interest rates and an increase in the interest income provided by the financial investments, partially offset by an increase in the outstanding loans used to finance the vessel acquisitions.
     Other Expense, Net: Other expense, net increased by $4.0 million or 85.1% to $8.7 million for the nine month period ended September 30, 2010, as compared to $4.7 million for the same period of 2009. This increase was mainly attributable to an increase in taxes other than income taxes.
     Income Taxes: Income taxes, net decreased by $1.3 million or 59.1% for the nine month period ended September 30, 2010 to $0.9 million as compared to $2.2 million for the same period in 2009. Income taxes consist of income taxes calculated for certain subsidiaries of Navios Logistics, which are subject to corporate income tax.
     EBITDA: EBITDA represents net income before interest, taxes, depreciation and amortization, and non-controlling interest. Navios Logistics uses EBITDA because Navios Logistics believes that EBITDA is a basis upon which operational performance can be assessed and because Navios Logistics believes that EBITDA presents useful information to investors regarding Navios Logistics’ ability to service and/or incur indebtedness. Navios Logistics also uses EBITDA: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.
EBITDA Reconciliation to Net Income

	Three Month Period Ended
	September 30, 2010	September 30, 2009
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income	$2,586	$4,981
Noncontrolling interest	(1,129)	(99)
Depreciation and amortization	5,530	5,451
Amortization of deferred drydock costs	114	74
Interest income/expense and financing costs, net	1,113	1,558
Income taxes	168	(517)

EBITDA	$8,382	$11,448

	Nine Month Period Ended
	September 30, 2010	September 30, 2009
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income	$4,488	$9,327
Noncontrolling interest	(1,163)	$(829)
Depreciation and amortization	16,872	16,078
Amortization of deferred drydock costs	283	194
Interest income/expense and financing costs, net	3,153	3,310
Income taxes	(876)	(2,242)

EBITDA	$22,757	$25,838

          EBITDA decreased by $3.0 million to $8.4 million for the three month period ended September 30, 2010, as compared to $11.4 million for the same period of 2009. This decrease was mainly due to (a) a $14.6 million increase in time charter, voyage expenses and port terminal expenses, (b) the increase in other expense by $2.0 million, (c) the increase in general and administrative expenses by $1.4 million, and (d) the increase in noncontrolling interest by $1.0 million. This decrease was offset by a $16.0 million increase in revenue.
          EBITDA decreased by $3.0 million to $22.8 million for the nine month period ended September 30, 2010, as compared to $25.8 million for the same period of 2009. This decrease was mainly due to (a) a $35.1 million increase in time charter, voyage expenses and port terminal expenses, (b) a $3.7 million increase in other expense, (c) a $3.1 million increase in general and administrative expenses, and (d) a $0.4 million increase in noncontrolling interest. This decrease was offset by a $39.3 million increase in revenue.
Balance sheet highlights of Navios Logistics
     On June 2, 2009, Navios Logistics took delivery of a product tanker vessel named the Makenita H. The purchase price of the vessel (including direct costs) amounted to approximately $25.2 million.
     In February 2010, HS South Inc., one of our majority owned subsidiaries, took delivery of the Sara H, a 9,000 dwt, double-hulled product oil tanker vessel, which is chartered-out for three years, beginning April 2010. The purchase price of the vessel (including direct costs) amounted to approximately $18.0 million. The vessel has been financed through a long-term loan under similar terms to those relating to the Makenita H and the Estefania H.
     In June 2010, Navios Logistics agreed to enter into long-term bareboat agreements for two new product tankers, the Stavroula and the Jiujiang, each with a capacity of 16,871 dwt. The Jiujiang and the Stavroula were delivered in June and July 2010, respectively. Both tankers are accounted as finance leases with a value of $17.9 million for Jiujiang and $17.1 million for Stavroula.
Liquidity and Capital Resources
     Navios Holdings has historically financed its capital requirements with cash flows from operations, equity and debt contributions from stockholders and bank loans. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminal, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. Navios Holdings anticipates that cash on hand, internally generated cash flows and borrowings under the existing credit facilities will be sufficient to fund the operations of the fleet and the logistics business, including working capital requirements. However, see “Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.
     In November 2008, the Board of Directors approved a share repurchase program of up to $25.0 million of Navios Holdings’ common stock pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of Navios Holdings’ credit facilities and senior notes. During the nine month period ended September 30, 2009, 331,900 shares were repurchased under this program for a total consideration of $0.7 million. Since the initiation of the program, 907,480 shares have been repurchased for a total consideration of $1.7 million. There were no shares repurchased during the nine month period ended September 30, 2010.
     The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Holdings for the nine month periods ended September 30, 2010 and 2009.

	Nine Month Period	Nine Month Period
	Ended September 30,	Ended September 30,
	2010	2009
	(Expressed in thousands of U.S. dollars)
	(unaudited)	(unaudited)
Net cash provided by operating activities	$124,882	$144,992
Net cash used in investing activities	(304,389)	(552,638)
Net cash provided by financing activities	138,774	512,876

(Decrease)/increase in cash and cash equivalents	(40,733)	105,230
Cash and cash equivalents, beginning of the period	173,933	133,624

Cash and cash equivalents, end of period	$133,200	$238,854

     Cash provided by operating activities for the nine month period ended September 30, 2010 as compared to the cash provided for the nine month period ended September 30, 2009:

     Net cash provided by operating activities decreased by $20.1 million to $124.9 million for the nine month period ended September 30, 2010, as compared to $145.0 million for the same period of 2009. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives.
     The cumulative effect of the adjustments to reconcile net income to net cash provided by operating activities was a $52.7 million increase for the nine month period ended September 30, 2010, which consisted mainly of the following adjustments: $71.2 million of depreciation and amortization; $2.3 million of amortization of deferred dry-dock expenses; $5.2 million of amortization of deferred finance fees; $6.7 million provision for losses on accounts receivable; $15.0 million of unrealized losses on FFAs; and $7.4 million relating to share-based compensation. These adjustments were partially offset by $6.0 million of unrealized gain on Navios Acquisition Private Placement Warrants, $3.7 million movement in earnings in affiliates net of dividends received, $17.7 million gain on fair value investment of Navios Acquisition, $0.9 million of unrealized gain on interest rate swaps, $26.1 million from the sales of the Navios Hyperion, the Navios Aurora II and the Navios Pollux to Navios Partners and a $0.7 million in income taxes.
     The negative change in operating assets and liabilities of $20.1 million for the nine month period ended September 30, 2010 resulted from a $6.9 million increase in accounts receivable, a $5.7 million increase in restricted cash, a $0.9 million increase in due from affiliates, a $2.4 million increase of interest payments, a $8.6 million relating to payments for drydock and special survey costs, a $21.0 million decrease in accounts payable and a $10.6 million decrease in other long term liabilities. The negative change in operating assets and liabilities for the nine month period ended September 30, 2010 was offset by a $5.8 million increase in derivative accounts, a $4.1 million increase in deferred income, a $23.9 million increase in sundry liabilities and accruals and a $2.0 million decrease in prepaid expenses and other assets.
     The cumulative effect of the adjustments to reconcile net income to net cash provided by operating activities was a $46.5 million increase for the nine month period ended September 30, 2009 which consisted mainly of the following adjustments: $51.8 million of depreciation and amortization; $1.8 million of amortization of deferred dry-dock expenses; $3.2 million of amortization of deferred finance fees; $1.4 million provision for losses on accounts receivable; $5.5 million of unrealized losses on FFAs; $13.8 million unrealized mark-to-market losses on common units of Navios Partners, accounted for as available-for-sale investments; and $1.6 million relating to share-based compensation. These adjustments were partially offset by $6.8 million of unrealized gain on Navios Acquisition Warrants; $16.8 million gain on sale of the rights to the Navios Sagittarius to Navios Partners; $6.1 million of non-cash compensation income relating to the relief of Navios Partners from its obligation to purchase the Navios Bonavis; a $2.0 million movement in income taxes; $0.2 million of unrealized gain on interest rate swaps and $0.7 million movement in earnings in affiliates net of dividends received.
     A positive change in cash flow from operations of $39.3 million for the nine month period ended September 30, 2009 resulted from a $3.5 million decrease in accounts receivable; a $54.2 million increase in derivative accounts; a $8.4 million decrease in restricted cash and a $7.2 million increase in accrued expenses. This positive change was partially offset by; a $3.5 million increase in amounts due from affiliates; a $15.2 million decrease in accounts payable; a $1.6 million decrease in deferred income; $3.3 million relating to payments for dry-dock and special survey costs; a $0.4 million increase in prepaid expenses and other assets; and a $10.0 million increase in other long-term liabilities.
     Cash used in investing activities for the nine month period ended September 30, 2010 as compared to the nine month period ended September 30, 2009:
     Cash used in investing activities decreased by $248.2 million to $304.4 million for the nine month period ended September 30, 2010, from $552.6 million for the same period in 2009.
     Cash used in investing activities was the result of (a) the deposits for acquisitions of Capesize vessels under construction amounting to $314.6 million and $35.4 million for deposits for acquisitions of tanker vessels under construction, (b) $47.7 million movement in Navios Holdings’ cash which is kept in a pledged account and may be released to the Company subject to nominations of substitute vessels agreed to by the bank, (c) the amounts paid for the acquisition of the Navios Vector and the Navios Melodia amounted to $30.5 million and $12.0 million, respectively, including any additional expenses incurred from the vessels’ purchase and $78.6 million paid relating to the acquisition of the Colin Jacob and the Ariadne Jacob that were delivered on June 29, 2010 and July 2, 2010, respectively, (d) the purchase by Navios Holdings of 6,337,551 shares of Navios Acquisition common stock for $63.2 million in open market purchases, (e) $102.0 million paid net of cash assumed for the VLCC Acquisition and (f) the purchase of other fixed assets amounting to $9.8 million mainly relating to Navios Logistics. The above was offset by (a) proceeds of $63.0 million, $90.0 million, and $110.0 million from the sale of the Navios Hyperion, the Navios Aurora II, and the Navios Pollux, respectively, to Navios Partners and $18.3 million from the sale of the Vanessa, (b) net proceeds of $40.8 million from transfer of assets and liabilities of Navios Holdings to Navios Acquisition in exchange of a cash consideration, which was released from Navios Acquisitions’ trust account, (c) $0.2 million received in connection with the capital lease receivable, (d) $66.3 million, which represent the assumed cash of Navios Acquisition as of the de-“SPAC”-ing and (e) $0.8 million movement in Navios Acquisition that relates to release of cash from trust account used to pay deposits for its vessels under construction.
     Cash used in investing activities was $552.6 million for the nine month period ended September 30, 2009 and was the result of: (a) the payment of $25.6 million and $31.6 million cash portion for the acquisition of the Navios Vega in February 2009 and the Navios Celestial in September 2009, respectively, and $261.7 million cash portion for the acquisition of three Capesize vessels; (b) the deposits for acquisitions of Capesize vessels under construction amounting to $239.8 million; and (c) the purchase of other fixed assets amounting to $28.9 million mainly relating to the construction of the new silo of Navios Logistics and the acquisition of the tanker vessel Makenita H. The above was offset by $0.4 million received in connection with the capital lease receivable and by $34.6 million consideration received for the sale of the rights of the Navios Sagittarius to Navios Partners.

     Cash provided by financing activities for the nine month period ended September 30, 2010 as compared to the nine month period ended September 30, 2009:
     Cash provided by financing activities decreased by $374.1 million to $138.8 million for the nine month period ended September 30, 2010, compared to $512.9 million for the same period of 2009.
     Cash provided by financing activities for the nine month period ended September 30, 2010 was the result of: (a) $249.1 million of Navios Holdings’ loan proceeds (net of relating finance fees of $1.8 million) in connection with the drawdown of (i) $9.3 million from the loan facility with Marfin Egnatia Bank, (ii) $14.8 million drawdown from Emporiki Bank of Greece S.A. (“Emporiki Bank of Greece”) to finance the purchase of the Navios Antares, (iii) $36.9 million drawdown from Commerzbank for the construction of two Capesize vessels, (iv) $21.6 million drawdown from the loan facility with revolver facility with HSH Nordbank and Commerzbank A.G., (v) $21.0 million drawdown from Emporiki Bank of Greece for financing the construction of one Capesize bulk carrier, (vi) $14.0 million drawdown from DNB NOR BANK ASA to partially finance the construction of one Capesize bulk carrier, (vii) $0.3 million loan proceeds relating to the logistics business , (viii) $133.0 million assumed loans of Navios Acquisition as of the de-“SPAC”-ing; (b) $75.0 million from proceeds, net of fees, from the warrant exercise program for Navios Acquisition; (c) $128.0 million of Navios Acquisition loan proceeds (net of relating finance fees of $7.5 million for all new loans signed for tanker vessels), and (d) $0.4 million proceeds from issuance of common shares. The decrease of cash provided by financing activities was offset by (a) $20.1 million of dividends paid in the nine months ended September 30, 2010, (b) $146.8 million of installments paid in connection with the Navios Holdings’ outstanding indebtedness, of which $3.5 million is related with installments of Navios Logistics, (c) $65.9 million of installments paid in connection with Navios Acquisition’s outstanding indebtedness, of which $65.0 million is associated with facilities assumed the VLCC Acquisition and $0.9 million with Navios Acquisition’s existing credit facilities, (d) $77.0 million cash paid by Navios Holdings relating to the Warrant Program, (e) $0.5 million of contributions to noncontrolling shareholders relating to the logistics business and (f) $3.4 million increase in restricted cash required under the amendment in one of its facility agreements.
     Cash provided by financing activities was $512.9 million for the nine month period ended September 30, 2009 and was the result of $555.1 million of loan proceeds (net of relating finance fees of $6.8 million) in connection with a $36.0 million drawdown from the loan facility with DNB NOR BANK ASA for the construction of one Capesize vessel, $93.0 million drawdown from the loan facilities of Emporiki Bank of Greece for the construction of four Capesize vessels, a $60.0 million drawdown from Commerzbank for the acquisition of the Navios Bonavis, $98.4 million million drawdown from Commerzbank for the construction of three Capesize vessels, $120.0 million drawdown from Dekabank for the acquisition of two Capesize vessels, $20.0 million drawdown of the unsecured bond for the acquisition of Navios Pollux, $110.0 million drawdown from the Marfin Egnatia Bank loan facility and $24.5 million drawdown for the construction of Makenita H. The cash provided by financing activities was offset by: (a) the acquisition of treasury stock amounting to $0.7 million; (b) the $12.0 million capital installments paid in connection with Navios Holdings’ outstanding indebtedness; (c) the $8.4 million increase in restricted cash required under the amendment in one of its facility agreements; and (d) $21.1 million of dividends paid in the nine months ended September 30, 2009 in connection with the third quarter and fourth quarter of 2008 and the first quarter of 2009.
     Adjusted EBITDA: EBITDA represents net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA in this document represents EBITDA before stock based compensation. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also uses Adjusted EBITDA: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.
     Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.
     Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance.
Adjusted EBITDA Reconciliation to Cash from Operations

	Three Months Ended
	September 30,	Sepetmber 30,
	2010	2009
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$73,519	$31,276
Net increase/(decrease) in operating assets	(4,996)	18,643
Net increase in operating liabilities	(19,338)	(14,710)
Net interest cost	22,486	13,775
Deferred finance charges	(2,134)	(1,087)
Provision for losses on accounts receivable	(1,242)	(334)
Unrealized (loss)/gain on FFA derivatives, warrants and interest rate swaps	(4,549)	5,303
Earnings in affiliates and joint ventures, net of dividends received	2,090	3,214
Earnings in affiliates, net of dividends received	1,827	1,451
Payments for dry-dock and special survey	842	(1,785)
Noncontrolling interest	(5,619)	—

Adjusted EBITDA	$62,886	$55,746

	Nine Months Ended
	September 30,	September 30,
	2010	2009
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$124,882	$144,992
Net increase/(decrease) in operating assets	13,619	(8,001)
Net increase in operating liabilities	(2,100)	(34,549)
Net interest cost	64,877	42,877
Deferred finance charges	(5,244)	(3,215)
Provision for losses on accounts receivable	(6,680)	(1,375)
Unrealized (loss)/gain on FFA derivatives, warrants and interest rate swaps	(8,146)	1,483
Gain on change in control	17,742	—
Earnings in affiliates and joint ventures, net of dividends received	3,715	692
Payments for dry-dock and special survey	8,556	3,282
Noncontrolling interest	193	(3,763)
Non-cash compensation received	—	6,082
Unrealized losses on available for sale securities	—	(13,778)
Gain on sale of assets	26,134	16,790
Transaction expenses	(5,619)	—

Adjusted EBITDA	$231,929	$151,517

     Adjusted EBITDA for the three months ended September 30, 2010 and 2009 was $62.9 million and $55.7 million, respectively. The $7.2 million increase in Adjusted EBITDA was primarily due to (a) an increase in revenue of $9.6 million to $170.2 million in the third quarter of 2010 from $160.6 million in the same period of 2009, (b) a decrease in time charter, voyage and logistic business expenses of $11.5 million from $95.4 million in the third quarter of 2009 to $83.9 million in the same period of 2010, (c) a decrease of $2.6 million in noncontrolling interest expense from $1.8 million loss in the third quarter of 2009 to $0.8 million income for the same period in 2010 and (d) an increase in equity in net earnings from affiliated companies by $0.2 million. The overall variance of $23.9 million was partially offset by (a) an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) of $3.2 million to $10.6 million in the third quarter of 2010 from $7.4 million in the same period of 2009, (b) an increase in general and administrative expenses of $10.0 million (excluding share based compensation expenses) to $19.4 million in the third quarter of 2010 from $9.4 million in the same period of 2009, (c) a decrease of $2.2 million in gains from derivatives and (d) an increase of $1.3 million in other expense, net.
     Adjusted EBITDA for the nine months ended September 30, 2010 and 2009 was $231.9 million and $151.5 million, respectively. The $80.4 million increase in Adjusted EBITDA was primarily due to (a) an increase in revenue of $40.1 million to $490.0 million in the first nine months of 2010 from $449.9 million in the same period of 2009, (b) a decrease in time charter, voyage and logistic business expenses of $15.1 million to $254.9 million for the nine months ended September 30, 2010 from $270.0 million in the same period of 2009, (c) an increase in gains from derivatives of $1.2 million to $4.0 million in the first nine months of 2010 from $2.8 million in the same period of 2009, (d) a decrease in net other expense by $2.9 million to $10.6 million in the nine months of 2010 from $13.5 million in the same period of 2009, (e) gain on fair value of investment of Navios Acquisition by $17.7 million, (f) an increase in gain on sale of assets by $9.3 million to $26.1 million in the first nine months of 2010 from $16.8 million in the same period of 2009, (g) a decrease in noncontrolling interest expense of $4.0 million to $0.2 million income in the first nine months of 2010 from $3.8 million loss in the same period of 2009 and (h) an increase in equity in net earnings from affiliated companies of $9.5 million to $29.4 million in the first nine months of 2010 from $20.0 million in the same period of 2009. The overall variance of $99.7 million was partially offset by (a) an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) of $7.0 million to $28.3 million in the first nine months of 2010 from $21.3 million in the same period of 2009 and (b) an increase in general and administrative expenses of $12.3 million (excluding share based compensation expenses) to $41.7 million in the first nine months of 2010 from $29.4 million in the same period of 2009.
Long-term Debt Obligations and Credit Arrangements
     Senior Notes: In December 2006, the Company issued $300.0 million senior notes at a 9.5% fixed rate due on December 15, 2014. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Company’s subsidiaries, other than a subsidiary of Kleimar, Navios Logistics and its subsidiaries and the general partner of Navios Partners. In addition, the Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to

100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after December 15, 2010, at a fixed price of 104.75%, which price declines ratably until it reaches par in 2012. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Under a registration rights agreement the Company and the guarantors filed a registration statement no later than June 25, 2007 which became effective on July 5, 2007, enabling the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reinvested in the business within a specified period or used to pay secured debt.
     Ship Mortgage Notes: In November 2009, the Company issued $400.0 million first priority ship mortgage notes due on November 1, 2017 at an 8.875% fixed rate. The ship mortgage notes are senior obligations of Navios Holdings and are secured by first priority ship mortgages on 15 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of our direct and indirect subsidiaries that guarantee the 9.5% senior notes. The guarantees of our subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Concurrently with the issuance of the ship mortgage notes, Navios Holdings has deposited $105.0 million from the proceeds of the issuance into an escrow account. In December 2009, this amount was released to partially finance the acquisition of two designated Capesize vessels. At any time before November 1, 2012, Navios Holdings may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Company has the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015. Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Pursuant to the terms of a registration rights agreement, as a result of satisfying certain conditions, the Company and the guarantors are not obligated to file a registration statement that would have enabled the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.
Loan Facilities:
     The majority of our senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of September 30, 2010, we were in compliance with all of the covenants under each of our senior secured credit facilities.
     HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility composed of a $280.0 million term loan facility and a $120.0 million reducing revolving facility. In April 2008, the Company entered into an agreement for the amendment of the facility due to a prepayment of $10.0 million. After such amendment the term loan facility was repayable in 19 quarterly payments of $2.6 million, seven quarterly payments of $5.7 million and a balloon payment of $166.4 million. In March 2009, Navios Holdings further amended its facility agreement, effective as of November 15, 2008, as follows: (a) to reduce the Security Value Maintenance ratio (“SVM”) (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14.0 million ($5.0 million in March 2009 and $1.1 million on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin at 200 bps. The amendment was effective until January 31, 2010.
     Following the sale of the Navios Apollon on October 29, 2009, Navios Holdings prepaid $13.5 million of the loan facility and permanently reduced its revolving credit facility by $4.8 million.
     Following the issuance of the ship mortgage notes in November 2009, the mortgages and security interests on ten vessels previously secured by the loan and the revolving facility were fully released in connection with the partial prepayment of the facility with approximately $197.6 million, of which $195.0 million was funded from the issuance of the ship mortgage notes and the remaining $2.6 million from the Company’s cash. The Company permanently reduced the revolving facility by an amount of $26.7 million and the term loan facility by $80.1 million. In April 2010, Navios Holdings further amended its facility agreement with HSH/Commerzbank as follows: (a) release of certain pledge deposits amounting to $117.5 million and acceptance additional securities of substitute vessels; and (b) to set a margin ranging from 115 bps to 175 bps depending on the specified security value. In April, 2010, the available amount of $21.6 million under the revolving facility was drawn and an amount of $117.5 million was kept in a pledged account. As of September 30, 2010, restricted cash of $18.0 million for financing the Navios Vector acquisition. The amount of $74.0 million for financing the Navios Melodia and Navios Fulvia acquisition ($37.0 million for each vessel) was drawn from the pledged account and a prepayment of $25.6 million was made on October 1, 2010. As a result, no outstanding amount was kept in the pledged account.

     The term-loan facility requires compliance with financial covenants, including specified SVM contained to total debt percentage and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.
     The revolving credit facility is available for future acquisitions and general corporate and working capital purposes.
     As of September 30, 2010, the outstanding amount under the revolving facility was $38.5 million and the outstanding amount under the term facility was $142.0 million.
     Emporiki Facility: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above mentioned agreement, the amount of the facility has been changed to up to $130.0 million.
     On March 18, 2010, following the sale of Navios Aurora II to Navios Partners, Navios Holdings repaid $64.4 million. Following the delivery of the Navios Antares on January 2010, an additional amount of $14.8 million was drawn and the outstanding amount of the facility $64.4 million. The amended facility is repayable, in 10 semi-annual installments of $3.0 million and 10 semi-annual installments of $2.0 million with a final balloon payment of $14.9 million on the last payment date. The interest rate of the amended facility is based on a margin of 175 bps. The loan facility requires compliance with the covenants contained in the senior notes. As of September 30, 2010, the outstanding amount under this facility was $61.4 million.
     In September 2010, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier. The loan is repayable in 20 semi-annual installments of $1.5 million each, with a final balloon payment of $10.0 million on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. As of September 30, 2010, the amount drawn was $21.0 million.
     DNB Facility: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $133.0 million in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches amounting to $66.5 million was cancelled following the cancellation of construction of one of the two Capesize bulk carriers. As of September 30, 2010, the total available amount of $66.5 million was drawn. The amended facility is repayable six months following the delivery of the Capesize vessel in 11 semi-annual installments of $2.9 million, with a final payment of $34.6 million on the last payment date. The interest rate of the amended facility is based on a margin of 225 bps as defined in the new agreement. As of September 30, 2010, the outstanding amount under this facility was $63.6 million.
     In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier. The loan is repayable three months following the delivery of the Capesize vessel in 24 quarterly installments of $0.6 million each, with a final balloon payment of $24.5 million on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. As of September 30, 2010, the amount drawn was $14.0 million.
     Marfin Revolving Facility: In December 2008, Navios Holdings entered into a $90.0 million revolving credit facility with Marfin Egnatia Bank for general corporate purposes. The facility was repayable in one installment in December 2010 and bears            interest based on a margin of 275 bps. The facility contained customary covenants and required compliance with certain of the covenants contained in the indenture governing the existing senior notes. Following the issuance of the ship mortgage notes in November 2009, the ship mortgage previously secured by this revolving facility was fully released in connection with the partial repayment of the facility with approximately $83.4 million and the remaining balance amount of $6.6 million was fully repaid in December 2009.
     Dekabank Facility: In February 2009 (amended in May 2009), Navios Holdings entered into a facility of up to $120.0 million with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable upon delivery of the Capesize vessels in 20 semi-annual installments and bears an interest rate based on a margin of 190 bps. The loan facility requires compliance with the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants. As of December 31, 2009, both Capesize vessels, the Navios Happiness and the Navios Pollux had been delivered and the full amount was drawn. As of September 30, 2010, $91.0 million was outstanding under this facility. Following the sale of the Navios Pollux to Navios Partners in May 2010, an amount of $39.0 million was kept in a pledged account pending the delivery of a substitute vessel as collateral to this facility. The amount of $39.0 million kept in the pledged account was released to finance the delivery of the Capesize vessel Navios Buena Ventura that was delivered to Navios Holdings on October 29, 2010.
     Convertible Debt: In February 2009, Navios Holdings issued a $33.5 million convertible debt at a fixed rate of 2% exercisable at a price of $11.00 per share, exercisable until February 2012, in order to partially finance the acquisition of the Navios Vega. Interest is payable semi-annually. Unless previously converted, the amount is payable in February 2012. The Company has the option to redeem the debt in whole or in part in multiples of a thousand dollars, at any time after February 2010 at a redemption price equal to 100% of the principal amount to be redeemed. The convertible debt was recorded at fair market value on issuance at a discounted face value of 94.5%. The fair market value was determined using a binomial stock price tree model that considered both the debt and conversion features. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.
     Marfin Facility: In March 2009, Navios Holdings entered into a loan facility with Marfin Egnatia Bank of up to $110.0 million to be used to finance the pre-delivery installments for the construction of newbuilding and for general corporate purposes. Originally, $57.2 million of the facility was repayable upon delivery of two Capesize vessels during 2009 and the remaining amounts due in one installment in February 2011. Following the refinancing of this facility in October 2009, as a result of which one subsidiary that is a guarantor of the ship mortgage notes issued in November 2009 was replaced as borrower with another, the facility was extended to October 2011. It bears interest at a rate based on a margin of 275 bps. As of September 30, 2010, the outstanding amount under this facility was $30.0 million, which was fully prepaid on October 1, 2010.
     Commerzbank Facility: In June 2009, Navios Holdings entered into a new facility agreement of up to $240.0 million (divided into four tranches of $60.0 million) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. The principal amount for the three Capesize vessels under construction is available for partial drawdown according to the terms of the payment of the shipbuilding contracts. Each tranche of the facility is repayable starting three months after the delivery of each Capesize vessel in 40 quarterly installments of $0.9 million with a final payment of $24.7 million on the last payment date. It bears interest at a rate based on a margin of 225 bps. As of September 30, 2010, the outstanding amount was $208.3 million. The loan facility requires compliance with the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants. Following the delivery of two Capesize vessels, Navios Melodia and Navios Buena Ventura, on September 20, 2010 and October 29,2010, respectively, Navios Holdings fully repaid in October 2010 their outstanding loan balances of $53.6 million and $54.5 million, respectively.
     Unsecured Bond: In July 2009, Navios Holdings issued a $20.0 million unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest will accrue on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, which is the maturity date. The unsecured bond may be prepaid by Navios Holdings at any time without prepayment penalty.
     Emporiki Facility: In August 2009, Navios Holdings entered into a loan agreement with Emporiki Bank of Greece of up to $75.0 million (divided into two tranches of $37.5 million) to partially finance the acquisition costs of two Capesize vessels. Each tranche of the facility is repayable in 20 semi-annual installments of $1.4 million with a final payment of $10.0 million on the last payment date. The repayment of each tranche starts six months after the delivery date of the respective Capesize vessel. It bears interest at a rate of LIBOR plus 175 bps. As of September 30, 2010, $61.7 million was drawn under this facility. The loan facility requires compliance with certain covenants contained in the senior notes. After the delivery of the vessels the loan also requires compliance with certain financial covenants.
     DVB Facility: On August 4, 2005, Kleimar entered into a $21.0 million loan facility with DVB Bank for the purchase of a vessel. The loan was assumed upon acquisition of Kleimar and is repayable in 20 quarterly installments of $0.3 million each with a final balloon payment of $15.4 million in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of September 30, 2010, the outstanding amount under this facility had been fully repaid.
Navios Acquisition loans:
     Ship Mortgage Notes: In October 2010, Navios Acquisition issued $400.0 million first priority ship mortgage notes (the “Ship Mortgage Notes”) due on November 1, 2017 at an 8.625% fixed rate. The Ship Mortgage Notes are senior obligations of Navios Acquisition guaranteed by each of Navios Acquisition’s direct and indirect subsidiaries and are secured by first priority ship mortgages on six VLCC vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The guarantees of Navios Acquisition’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of Navios Acquisition’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. Navios Acquisition may redeem the Ship Mortgage Notes in whole or in part, as its option, at any time (1) before November 1, 2013 at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps (2) on or after November 1, 2013, at a fixed price of 104.313%, which price declines ratably until it reaches par. In addition, any time before November 1, 2013, Navios Acquisition may redeem up to 35% of the aggregate principal amount of the Ship Mortgage Notes with the net proceeds of an equity offering at 108.625% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the Ship Mortgage Notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the Ship Mortgage Notes may require Navios Acquisition to repurchase some or all of the Ship Mortgage Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Under a registration rights agreement, Navios Acquisition and the guarantors have agreed to file a registration statement no later than five business days following the first year anniversary of the issuance of the Ship Mortgage Notes enabling the holders of the Ship Mortgage Notes to exchange the privately placed Ship Mortgage Notes with publicly registered notes with identical terms. The Ship Mortgage Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Acquisition’s properties and assets and creation or designation of restricted subsidiaries.
     Following the issuance of the Ship Mortgage Notes in October 2010 and net proceeds raised of $386.5 million, the security on six VLCC vessels previously secured by the loan facilities, were fully released in connection with the full prepayment of the facilities with approximately $343.8 million.
     Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of the asset acquisition that qualified as an initial business combination, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit

Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 semi-annual installments of $0.8 million each with a final balloon payment of $16.8 miilion million to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. As of September 30, 2010, $100.3 million was drawn under this facility. The loan also requires compliance with certain financial covenants.
     Fortis Bank and DVB Bank S.E.: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranche is repayable in 12 semi-annual installments of $0.8 million each with a final balloon payment of $16.8 million to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. As of September 30, 2010, $36.2 million was drawn under this facility. The loan also requires compliance with certain financial covenants.
     DVB Facility: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and Fortis Bank (Nederland) N.V. of up to $52.0 million (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 quarterly installments of $0.5 million each with a final balloon payment of $15.2 million to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. As of September 30, 2010, the outstanding amount under this facility was $51.1 million. The loan also requires compliance with certain financial covenants.
     Marfin Egnatia Bank. In September 2010, Navios Acquisition (through four subsidiaries which we expect will guarantee the notes offered hereby) entered into an $80.0 million revolving credit facility with Marfin Egnatia Bank to partially finance the acquisition and construction of vessels. The loans are secured by assignments of construction contracts and guarantees and ship mortgages on certain of the product and chemical vessels and the Shinyo Kieran, as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions) and bears interest at a rate of LIBOR plus 275 bps. As of September 30, 2010, the outstanding amount under this facility was $80.0 million.
The VLCC Acquisition Credit Facilities
     On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition. In connection with the acquisition of the VLCC vessels, Navios Acquisition entered into, assumed and supplemented the VLCC Acquisition credit facilities described below. The VLCC Acquisition credit facilities were fully repaid and terminated with the proceeds of the Ship Mortgage Notes on October 21, 2010.
     On December 12, 2006, a loan of $82.9 million was obtained from HSH Nordbank AG. The loan is secured by the Shinyo Navigator together with security interests in related assets. The balance of the loan assumed at closing was $56.1 million and is repayable in one installment of $2.2 million, one installment of $1.9 million, 12 installments of $2.0 million, eight installments of $1.5 million and four installments of 2.0 million after the prepayment of $8.0 million on September 13, 2010. Payments are to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and is guaranteed by Navios Acquisition. The amended terms include (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements, (c) the prepayment of $8.0 million held in a cash collateral account and (d) a minimum value clause at 115% starting on June 30, 2011 and 120% starting on December 31, 2011. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of September 30, 2010, the outstanding amount under this facility was $46.0 million and was repaid through the issuance of the Ship Mortgage Notes.
     On September 5, 2007, a syndicated loan of $65.0 million was obtained from DVB Group MerchantBank (Asia) Ltd, BNP Paribas, Credit Suisse and Deutsche Schiffsbank AG. The loan is secured by the C. Dream together with security interests in related assets. The balance of the loan assumed at closing was $54.7 million paid and is repayable in one installment of $0.90 million, four installments of $0.95, four installments of $1.0 million, four installments of $1.08 million, four installments of $1.15 million four installments of $1.2 million, seven installments of $1.25 million and a balloon payment of $23.55 million payable together with the last installment. Payments are to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and is guaranteed by Navios Acquisition. The amended terms include (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of September 30, 2010, the outstanding amount under this facility was $54.7 million and was repaid through the issuance of the Ship Mortgage Notes.
     On January 4, 2007, a syndicated loan of $86.8 million was obtained from DVB Group MerchantBank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Ocean together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58.9 million and was repayable in three installments of $1.6 million, eight installments of $1.7 million, four installments of $1.8 million, four installments of $2.0 million, four installments of $2.1 million, three installments of $2.2 million and a balloon payment of $10.4 million payable together with the last installment. Payments were to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. The outstanding amount under this facility,as of September 30, 2010, was $58.9 million and following the issuance of the Ship Mortgage Notes in October 2010, Navios Acquisition fully repaid this facility.
     On January 4, 2007, a syndicated loan of $86.8 million was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Kannika together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58.8 million and was payable in two installments of $1.6 million, four installments of $1.6 million, four installments of $1.7 million, four installments of $1.9 million, four installments of $2.0 million, four installments of $2.1 million, three installments of $2.2 million and a balloon payment of $12.1 million together with the last installment. Forty quarterly payments were to be made commencing on February 15, 2007. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included (a) a new margin of 2.75%, (b) financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010, was paid at closing. As of September 30, 2010, the outstanding amount under this facility was $58.8 million. Following the issuance of the Ship Mortgage Notes in October 2010, Navios Acquisition fully repaid this facility.
     On May 16, 2007, a syndicated loan in the amount of $62.0 million was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Splendor together with security interests in related assets. The balance of the credit facility on September 10, 2010 was $38.8 million and was repayable in three installments of $1.9 million, four installments of $2.1 million, four installments of $2.2 million and three installments of $2.4 million together with a balloon payment of $8.9 million. Payments were to be made for 28 quarters from the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acqusiition and was guaranteed by Navios Acquisition. The amended terms included (a) a new margin of 2.75% applicable for tranche A and margin of 4% applicable for tranche B, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) minimum value clause at 115% until December 31, 2011 on a charter attached basis and thereafter at 130% on a charter free basis. A 1% fee on the outstanding balance of the facility as of September 10, 2010, was paid at closing. As of September 30, 2010, the outstanding amount under this facility was $38.8 million and following the issuance of the Ship Mortgage Notes in October 2010, Navios Acquisition fully repaid this facility.
     On March 26, 2010, a loan facility of $90.0 million was obtained from China Merchant Bank Co., Ltd. to finance the construction of Shinyo Saowalak. The balance of the loan facility as September 10, 2010 was $90.0 million. The loan was secured by the Shinyo Saowalak together with security interests in related assets and was repayable by 12 installments of $1.8 million, 12 installments of $2.0 million and 16 installments of $2.8 million. The first repayment is to be made on September 20, 2010 with the last installment paid on the date falling 117 months after September 21, 2010. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included a financial covenant package similar to Navios Acquisition’s other facility agreements. The outstanding amount under this facility, as of September 30, 2010, was $88.3 million and following the issuance of the Ship Mortgage Notes in October 2010, Navios Acquisition fully repaid this facility.
Navios Logistics loans:
     On March 31, 2008, Nauticler S.A. entered into a $70.0 million loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan was initially repayable in one installment by March 2011 and was bearing interest at LIBOR plus a margin of 175 bps. In March 2009, Navios Logistics transferred its loan facility of $70.0 million to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and an increase in margin to 275 bps. On March 23, 2010, the loan was extended for one additional year, providing an increase in margin to 300 bps. The loan is repayable in one payment in March 2012. As of September 30, 2010, the amount outstanding under this facility was $70.0 million.
     In connection with the acquisition of Horamar, Navios Logistics assumed a $9.5 million loan facility that was entered into by HS Shipping Ltd. Inc. in 2006, in order to finance the building of a 8,974 dwt double-hulled tanker (the Malva H). Since the vessel’s delivery, the interest rate has been LIBOR plus 150 bps. The loan is repaid in installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The repayment date shall not extend beyond December 31, 2011. The loan can be pre-paid before such date, with two days written notice. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of September 30, 2010, the amount outstanding under this facility was $6.8 million.
     In connection with the acquisition of Horamar, Navios Logistics assumed a $2.3 million loan facility that was entered into by Thalassa Energy S.A. in October 2007, in order to finance the purchase of two self-propelled barges (Formosa and San Lorenzo). The loan bears interest at LIBOR plus 150 bps. The loan will be repaid by five equal installments of $0.5 million, two of which were made in November 2008 and June 2009, a third was made in January 2010 a fourth was made in August 2010 and the remaining will be repaid in March 2011. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. The loan is secured by a first priority mortgage over the two self-propelled barges (Formosa and San Lorenzo). As of September 30, 2010, the amount outstanding under this facility was $0.5 million.
     On September 4, 2009, HS Navigation Inc. entered into a loan facility for an amount of up to $18.7 million that bears interest at LIBOR plus 225 bps in order to finance the acquisition cost of the Estefania H. The loan will be repaid by installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Navigation Inc. The repayment date shall not extend beyond May 15, 2016. As of September 30, 2010, the amount outstanding under this facility was $15.2 million. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items.
     On December 15, 2009, HS Tankers Inc. entered into a loan facility in order to finance the acquisition cost of the Makenita H for an amount of $24.0 million which bears interest at LIBOR plus 225 bps. The loan will be repaid by installments. The amount of each installment (a) shall not be less than 90% of the amount of the last hire payment due to be paid to HS Tankers Inc. prior to the repayment date and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The repayment date shall not extend beyond March 24, 2016. As of September 30, 2010, the amount outstanding under this facility was $21.5 million. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items.
     In connection with the acquisition of Hidronave S.A. in October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the building of a pushboat (the Nazira). As of September 30, 2010, the outstanding loan balance was $0.8 million. The loan facility bears interest at a fixed rate of 600 bps. The loan is repaid by installments of $6,000 each and the final repayment date can not extend beyond August 10, 2021. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items.
Navios Logistics capital lease obligations:
     In June 2010, Navios Logistics agreed to enter into a long-term bareboat agreement for two new product tankers the Jiujiang and Stavroula, with a capacity of 16,871 dwt each. The Jiujiang and the Stavroula were delivered in June and July 2010, respectively. Navios Logistics has the obligation to purchase these vessels immediately upon the expiration of their charter period. Both tankers have been recognized as capital leases with a value of $17.0 million for Jiujiang and $17.1 million for Stavroula. As of September 30, 2010, the amount outstanding under this lease obligation was $32.6 million.

	Navios Holdings
	(including Navios Logistics)	Navios Acquisition	Total
	September 30,	September 30,	September 30,
	2010	2010	2010
	(Amounts in	(Amounts in	(Amounts in
Long-Term Debt Obligations:	millions of	millions of	millions of
Year	U.S. dollars)	U.S. dollars)	U.S. dollars)
September 30, 2011	160.0	42.8	202.8
September 30, 2012	178.6	124.5	303.1
September 30, 2013	53.1	47.3	100.4
September 30, 2014	58.5	52.8	111.3
September 30, 2015	425.9	39.9	465.8
September 30, 2016 and thereafter	723.6	305.7	1,029.3

Total	$1,599.7	$613.0	$2,212.7

Contractual Obligations:

	September 30, 2010
	Payment due by period
	(Amounts in millions of U.S. dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt (1)(2)(6)	$1,599.7	$160.0	$231.7	$484.4	$723.6
Long-term debt Navios Acquisition(7)(8)	613.0	42.8	171.8	92.7	305.7
Operating Lease Obligations (Time Charters)	995.0	87.5	198.9	201.2	507.4
Operating lease obligations push boats and barges	15.0	6.3	8.7	—	—
Capital lease obligations	32.6	1.3	31.3	—	—
Vessel deposits(3)	122.6	122.6	—	—	—
Tanker deposits (4)	227.9	54.6	173.3	—	—
Rent Obligations(5)	$14.3	$1.7	$3.3	$3.4	$5.9

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.3% to 2.75% per annum.

(2)	The long-term debt contractual obligations includes in the amount shown for more than five years future principal payments of the drawn portion of credit facilities associated with the financing of the construction of Capesize vessels scheduled to be delivered on various dates through March 2011.

(3)	Future remaining contractual deposits for the six Navios Holdings owned Capesize vessels to be delivered in various dates through March 2011.

(4)	Future remaining contractual deposits for the Navios Acquisition tanker vessels to be delivered on various dates through December 2012.

(5)	Navios Corporation also leases approximately 11,923 square feet of space at 825 3rd Avenue, New York pursuant to a lease that expires on April 29, 2019. Kleimar signed a new contract starting July 1, 2010 to lease approximately 632 square meters for its offices. Navios Logistics has several lease agreements for its offices. The table above incorporates only the lease obligation of the offices indicated in this footnote

(6)	The amount does not include interest costs discount associated with the senior notes, the ship mortgage note and the convertible debt.

(7)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.50% to 4.00% per annum.

(8)	The long-term debt contractual obligations includes in the amount shown for more than five years future principal payments of the drawn portion of credit facilities associated with the financing of the construction of tanker vessels scheduled to be delivered on various dates through December 2012.
Working Capital Position
     On September 30, 2010, Navios Holdings’ current assets totaled $429.4 million, while current liabilities totaled $361.0 million, resulting in a positive working capital position of $68.4 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during the remainder of 2010 and 2011 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2010 and 2011.
     While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.
Capital Expenditures
     The Company took delivery during 2009 and the first nine months of 2010 of 11 Capesize vessels (the Navios Bonavis, the Navios Happiness, the Navios Pollux, the Navios Aurora II, the Navios Lumen, the Navios Phoenix, the Navios Stellar, the Navios Celestial, the Navios Antares, the Navios Vector and the Navios Melodia). Navios Holdings has another six Capesize vessels on order, which are scheduled for delivery until March 2011. Out of six Capesize vessels, the Navios Fulvia and the Navios Buena Ventura were delivered on October 1, 2010 and on October 29, 2010, respectively. The remaining capital obligations at September 30, 2010 amounted to approximately $122.6 million.
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457.7 million, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation. The delivery of the acquired vessels is expected at various times through the end of 2012.
     On June 29, 2010 and July 2, 2010, Navios Acquisition took delivery of the Colin Jacob and Ariadne Jacob, respectively, two LR1 product tankers, as part of the acquisition of the 13 vessels, for $43.7 million and $43.5 million, respectively. On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition for an aggregate purchase price of $587.0 million. The seven VLCC tankers have an average age of 8.8 years and average remaining charter-out term of 8.7 years with an aggregate charter rate of $40,400 net per day. Five of seven charters also have a profit sharing agreement.
     Total consideration of the remaining vessels to be delivered as of September 30, 2010, was approximately $227.9 million. As of September 30, 2010, Navios Acquisition had paid $264.2 million in installments, which has been included in the financial statements in “Deposits for vessel acquisitions.”
Dividend Policy
     Currently, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of its business. In addition, the terms and provisions of the Company’s current secured credit facilities and the indenture governing its senior notes limit its ability to pay dividends in excess of certain amounts or if certain covenants are not met. However, subject to the terms of its credit facilities, the Board of Directors may from time to time consider the payment of dividends and on November 12, 2010, the Board of Directors declared a quarterly cash dividend with respect to the third quarter of 2010 of $0.06 per share of common stock payable on January 5, 2011 to stockholders on record as of December 16, 2010. The declaration and payment of any dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations, restrictions by credit agreements and market conditions.
Concentration of Credit Risk
     Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the nine month period ended September 30, 2010, one customer accounted for 10.3% of the Company’s revenue and for the year ended December 31, 2009, one customer accounted for 13.2% of the Company’s revenue.
Off-Balance Sheet Arrangements
     Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. With the exception of payments made during the nine months ended September 30, 2010, future minimum rental payments under Navios Holdings’ non-cancelable operating leases are analyzed in the contractual obligations above. As of September 30, 2010, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.8 million issued by various banks in favor of various organizations of which $0.8 million are collateralized by cash deposits which are included as a component of restricted cash. Navios Holdings issued no guarantees to third parties at September 30, 2010 and 2009.
     As of September 30, 2010, the Company’s subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to $5.4 million. The respective provision for such contingencies is included in “Other long-term liabilities”. According to the acquisition agreement, if such cases materialize against the Company, the amounts involved will be reimbursed by the previous shareholders, and, as such, the Company has recognized a respective receivable (included in “Other long-term assets”) against such liability. The contingencies are expected to be resolved in the next five years. In the opinion of management, the ultimate disposition of these matters and will not adversely affect the Company’s financial position, results of operations or liquidity. In August 2009, Navios Logistics issued a performance guarantee of up to $4.0 million plus interest and costs in favor of a customer of its subsidiary, Petrolera San Antonio S.A., covering sales of gas oil contracted between the parties.
Related Party Transactions
     Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are €0.5 million (approximately $0.6 million) and the lease agreements expire in 2017. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     On October 31, 2007, Navios ShipManagement Inc., a wholly owned subsidiary of Navios Holdings, entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 1,367.5 square meters and houses part of the operations of the Company. The total annual lease payments are €0.4 million (approximately $0.6 million) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”) as a broker. Commissions paid to Acropolis for each of each of the three month periods ended September 30, 2010 and 2009 were $0.04 million and $0.1 million, respectively, and for the nine months periods ended September 30, 2010 and 2009, were $0.1 million and $0.3 million, respectively. The Company owns fifty percent of the common stock of Acropolis. During the nine month period ended September 30, 2010 and 2009, the Company received dividends of $0.6 million and $0.9 million, respectively. Included in the trade accounts payable at September 30, 2010 and December 31, 2009 was an amount of $0.2 million and $0.1 million, respectively, which was due to Acropolis.
     Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the three month periods ended September 30, 2010 and 2009 amounted to $5.2 million and $2.7 million, respectively, and for the nine month periods ended September 30, 2010 and 2009, $14.1 million and $7.9 million, respectively. In October 2009, the fixed fee period was extended for two years and the daily fees were amended to $4,500 per owned Ultra Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel.
     Pursuant to a management agreement dated May 28, 2010, as amended on September 12, 2010, Navios Holdings provides for five years from the closing of Navios Acquisition’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel and $7,000 per owned LR1 product tanker vessel for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects that it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6,000 and $7,000 fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300,000 per vessel. Total management fees for the three month periods ended September 30, 2010 and 2009 amounted to $2.5 million and $0, respectively, and for the nine month periods ended September 30, 2010 and 2009, $2.5 million and $0, respectively.
     General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended September 30, 2010 and 2009 amounted to $0.7 million and $0.3 million, respectively, and for the nine month periods ended September 30, 2010 and 2009, $2.0 million and $1.3 million, respectively.
     On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended September 30, 2010 and 2009 amounted to $0.1 million and $0, respectively, and for the nine month periods ended September 30, 2010 and 2009, $0.1 million and $0, respectively.
     Balance due from affiliate: Due from affiliate as of September 30, 2010 amounts to $2.9 million (2009: $5.2 million) which included the current amounts of $2.9 million due from Navios Partners (2009: $5.1 million). The balance in the prior year mainly consisted of management fees, administrative fees and other expenses.
     Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The Partners Omnibus Agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties.
     Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisitions’ vessel acquisition, among the other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.
     Sale of Navios Apollon: On October 29, 2009, Navios Holdings sold the Navios Apollon to Navios Partners. The sale price of $32.0 million was received entirely in cash. The book value assigned to the vessel was $25.1 million, resulting in gain from her sale of $6.9 million, of which, $4.0 million had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $2.9 million representing profit of Navios Holdings’ 41.8% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being amortized over the remaining life of the vessel or until it is sold. Following Navios Partners’ public equity offering of 4,000,000 common units in November 2009, 3,500,000 common units in February 2010, and 4,500,000 common units in May 2010, and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 37%, then to 33.2% and finally to 31.3%, recognizing an additional $0.3 million, $0.2 million and $0.1 million, respectively, of the deferred gain which has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of September 30, 2010, the unamortized portion of the gain was $1.0 million.
     Sale of rights of Navios Sagittarius: On June 10, 2009, Navios Holdings sold to Navios Partners the rights to the Navios Sagittarius, a

2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash consideration of $34.6 million. The book value assigned to the vessel was $4.3 million, resulting in a gain from her sale of $30.3 million, of which $16.8 million had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $13.5 million representing profit of Navios Holdings’ 44.6% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being recognized to income based on the remaining term of the vessel’s contract rights or until the vessel’s rights are sold. Following Navios Partners’ public equity offering of 2,800,000 common units in September 2009, Navios Holdings’ interest in Navios Partners decreased to 42.3% and to 41.8% in October 2009 after the exercise of the overallotment option and $0.7 million of the deferred gain has been recognized in the statements of income of 2009 under “Equity in net earnings of affiliated companies”. In November 2009, following Navios Partners’ public equity offering of 4,000,000 common units, Navios Holdings’ interest in Navios Partners decreased to 37.0% and $1.5 million of the deferred gain has been also recognized in the statements of income of 2009 under “Equity in net earnings of affiliated companies”. Following Navios Partners’ public equity offering of 3,500,000 common units in February 2010 and 4,500,000 common units in May 2010, and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 33.2%, and then to 31.3%, recognizing an additional $1.1 million and $0.5 million, respectively, of the deferred gain which has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of September 30, 2010, the unamortized portion of the gain was $8.1 million.
     Navios Bonavis: On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. Navios Holdings recognized in its results a non-cash compensation income amounting to $6.1 million. The 1,000,000 subordinated Series A units are included in “Investments in affiliates”.
     Sale of Navios Hope: On July 1, 2008, the Navios Hope was sold to Navios Partners in accordance with the terms of the Partners Omnibus Agreement. The sale price consisted of $35.0 million in cash and $44.9 million in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units is classified as “Investments in available for sale securities”. The gain from the sale of the Navios Hope was $51.5 million of which $24.9 million was recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26.6 million which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners had been deferred under “Long-term liabilities and deferred income” and amortized over the remaining life of the vessel or until it is sold. Following Navios Partners’ public equity offerings of (a) 3,500,000 common units in May 2009; (b) 2,800,000 common units in September 2009 and the completion of the exercise of the overallotment option previously granted to the underwriters in connection with this offering in October 2009; and (c) 4,000,000 common units in November 2009, Navios Holdings’ interest in Navios Partners decreased to 44.6% in May 2009, to 42.3% in September 2009, to 41.8% in October 2009 after the exercise of the overallotment option and further to 37.0% in November 2009. As a result of this decrease, $3.5 million, $1.1 million and $2.6 million, respectively, of the deferred gain has been recognized in the statements of income of 2009 under “Equity in net earnings of affiliated companies”. Following Navios Partners’ public equity offering of 3,500,000 common units in February 2010 and 4,500,000 common units in May 2010, and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 33.2%, and then to 31.3%, recognizing an additional $1.8 million and $0.9 million, respectively, of the deferred gain in the statements of income under “Equity in net earnings of affiliated companies”. As of September 30, 2010, the unamortized portion of the gain was $13.6 million.
     Sale of Navios Hyperion: On January 8, 2010, Navios Holdings sold the Navios Hyperion, a 2004-built Panamax vessel to Navios Partners for $63.0 million in cash. The book value assigned to the vessel was $25.2 million, resulting in gain from her sale of $37.8 million, of which, $23.8 million had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $14.0 million representing profit of Navios Holdings’ 37.0% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being amortized over its remaining useful life or until it is sold. Following Navios Partners’ public equity offering of 3,500,000 common units in February 2010 and 4,500,000 common units in May 2010, and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 33.2%, and then to 31.3%, recognizing an additional $1.4 million and $0.7 million, respectively, of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of September 30, 2010, the unamortized portion of the gain was $9.8 million.
     Sale of Navios Aurora II: On March 18, 2010, Navios Holdings sold the Navios Aurora II, a 2009 South Korean-built Capesize vessel with a capacity of 169,031 dwt to Navios Partners for $110.0 million. Out of $110.0 million purchase price, $90.0 million is paid in cash and the remaining amount was paid through the receipt of 1,174,219 common units of Navios Partners. The book value assigned to the vessel was $109,508, resulting in gain from her sale of $0.8 million, of which $0.5 million had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $0.3 million representing profit of Navios Holdings’ 33.2% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being amortized over its remaining useful life or until it is sold. As of September 30, 2010, the deferred gain had been fully amortized.
     Sale of Navios Pollux: On May 21, 2010, Navios Holdings sold the Navios Pollux, a 2009 South Korean-built Capesize vessel with a capacity of 180,727 dwt to Navios Partners for $110.0 million. The book value assigned to the vessel was $107.5 million, resulting in gain from her sale of $2.5 million, of which $1.8 million had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $0.8 million representing profit of Navios Holdings’ 31.3% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being amortized over its remaining useful life or until it is sold. As of September 30, 2010, the unamortized portion of the gain was below $0.1 million.

     Purchase of shares in Navios Acquisition: Navios Holdings has purchased 6,337,551 shares of Navios Acquisition common stock for $63.2 million in open market purchases. As of May 28, 2010, following these purchases, Navios Holdings owned 12,372,551 shares, or 57.3%, of the outstanding common stock of Navios Acquisition. At that date, Navios Holdings acquired control over Navios Acquisition, which was consolidated in the financial statements of Navios Holdings from that date. As a result of gaining control, Navios Holdings recognized the effect of $17.7 million, which represents the fair value of the 12,372,551 shares ownership in Navios Acquisition in the statements of income under “Other income/expense, net”.
     Navios Acquisition Warrant Program: On September 2, 2010, Navios Acquisition announced the successful completion of its Warrant Program. Under the Warrant Program, holders of Public Warrants had the opportunity to exercise the Public Warrants on enhanced terms through August 27, 2010. Navios Holdings exercised in cash 13,635,000 Private Warrants and paid $77.0 million. Navios Holdings currently holds no other Navios Acquisition warrants.
     Acquisition of Eleven Product Tanker and Two Chemical Tanker Vessels: On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457.7 million (see “Overview” section).
     Quantitative and Qualitative Disclosures about Market Risks
     Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings uses interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).
Interest Rate Risk:
     Debt Instruments — On September 30, 2010 and December 31, 2009, Navios Holdings had a total of $2,212.7 million and $1,630.9 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a floating rate, except for the senior notes, the ship mortgage notes, convertible debt, unsecured bond and certain Navios Logistics’ loans discussed in “Liquidity and Capital Resources” that bears interest at fixed rate.
     For a detailed discussion on Navios Holdings’ debt instruments refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.
     The interest on the loan facilities is at a floating rate and, therefore changes in interest rates would have effect on their value. The interest rate on the senior notes and the ship mortgage notes is fixed and, therefore, changes in interest rates do not affect their carrying value which was $736.0 million as of September 30, 2010. Amounts drawn under the facilities and the ship mortgage notes are secured by the assets of Navios Holdings and its subsidiaries. A change in the LIBOR rate of 100 basis points would change interest expense (excluding Navios Acquisition) for 2010 by $3.9 million.
     Interest Rate Swaps — Navios Holdings has entered into interest rate swap contracts to hedge its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps Navios Holdings and the banks agreed to exchange, at specified intervals, the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The interest rate swaps allow Navios Holdings to convert long-term borrowings issued at floating rates into equivalent fixed rates.
     At September 30, 2010, Navios Holdings had one swap outstanding with the Royal Bank of Scotland with a total notional principal amount of $10.9 million. The swap was entered into 2001 and matured in October 2010. Navios Holdings estimates that it would have to pay $0.2 million to terminate this agreement as of September 30, 2010. As a result of the swap, Navios Holdings’ net exposure is based on total floating rate debt less the notional principal of floating to fixed interest rate swaps. A 100 basis points change in interest rates would have increased or decreased interest expense by $0 as of September 30, 2010, so long as the relevant LIBOR did not exceed the caps described below. The swap is set by reference to the difference between the three month LIBOR (which is the base rate under Navios Holdings’ long-term borrowings) and the yield on the U.S. ten year treasury bond. The swap effectively fixes interest rates at 5.55%. However, the foregoing swap is subject to a cap of 7.5%; to the extent the relevant LIBOR exceeds the cap, Navios Holdings would remain exposed.
Foreign Currency Risk
     Foreign Currency: In general, the shipping industry is a U.S.dollar dominated industry. Revenue is set mainly in U.S. dollars, and approximately 77.8% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at September 30, 2010 would increase or decrease net income by approximately $0.7 million.
FFAs Derivative Risk:
     Forward Freight Agreements (FFAs) — Navios Holdings enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. By using FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA, as accumulated in “Accumulated Other Comprehensive Income/(Loss),” is first recognized when measuring the profit or loss of related transaction. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gains or losses are recorded in “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of income under “Gain/(Loss) on Forward Freight Agreements.” The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” will be reclassified to earnings under “Revenue” in the statement of income in the same period or periods during which the hedged forecasted transaction affects earnings The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions affected earnings. For the three and nine month periods ended September 30, 2010 and for the year ended December 31, 2009, no losses/gain for both periods were included in “Accumulated Other Comprehensive Income/ (Loss)”, and none were reclassified to earnings.
     At September 30, 2010 and December 31, 2009, none of the “mark to market” positions of the open drybulk FFA contract, qualified for hedge accounting treatment. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.
     Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. As there were only two positions deemed to be open as of September 30, 2010, a ten percent change in underlying freight market indices would only have an effect below $0.1 million on net income per year.
Critical Accounting Policies
     The Navios Holdings’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.
     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios Holdings has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios Holdings’ significant accounting policies, see Note 2 to the Consolidated Financial Statements, included in Navios Holdings’ 2009 annual report on Form 20-F file with the Securities and Exchange Commission.
     Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
     Accounting for derivative financial instruments and hedge activities: The Company enters into drybulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.
     The Company also trades drybulk shipping FFAs which are cleared through NOS ASA, a Norwegian clearing house and LCH the London clearing house. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.
     At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS ASA and LCH valuations accordingly.
     Pursuant to the accounting for derivative financial instruments, the Company records all of its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of operations. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on Derivatives”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions affected earnings. All of the amount included in “Accumulated Other Comprehensive Income/(Loss)” had been reclassified to earnings as of December 31, 2008. For the three and nine month periods ended September 30, 2010, no losses/gain for both periods were included in “Accumulated Other Comprehensive Income/ (Loss)”, and nothing were reclassified to earnings.
     The Company classifies cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statement of cash flows.
     Stock-based compensation: On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of shares of restricted stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The Company awarded shares of restricted stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, based on service conditions only, which vest over two years and three years, respectively. On December 17, 2009, the Company authorized the issuance of shares of restricted stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. Restricted stock and restricted stock units awarded on December 17, 2009 to its employees, officers and directors, vest over three years.
     The fair value of stock option grants is determined with reference to option pricing models, principally Black-Scholes models. The fair value of restricted stock and restricted stock units grants is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period.
     Impairment of long-lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with the guidance titled “Impairment of Long Lived Assets”, Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value. In the event that impairment occurred, the fair value of the related asset is determined and a charge is recorded to operations calculated by comparing the asset’s carrying value to the estimated fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.
     Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform impairment analysis in the future that could expose Navios Holdings to material impairment charges in the future.
     No impairment loss was recognized for any of the periods presented.
     Vessels, Port Terminal, Tanker Vessels, Barges, Push boats and Other Fixed Assets, net: Vessels, port terminal, tanker vessels, barges, push boats and other fixed assets acquired as parts of a business combination would be recorded at fair value on the date of acquisition. Vessels acquired as asset acquisitions would be stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of operations.
     Expenditures for routine maintenance and repairs are expensed as incurred.
     Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the Company’s vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.
     Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and push boats are subject to regularly scheduled drydocking and special surveys which are carried out every 30, 60, and 84 months for vessels and barges and push boats, respectively, to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, barges and push boats sold are written off to income in the year the vessel, barge or push boat is sold. This cost is determined by reference to the estimated economic benefits to be derived until the next drydocking or special survey.
     Goodwill and Other Intangibles: As required by the accounting for goodwill and other intangible assets, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. The Company accounts for intangible assets associated with a favorable operating lease containing an in-the-money purchase option as one intangible asset, a portion of which is amortized and a portion of which in not amortized. The amortizable portion relates to the favorable portion of the operating lease and the non-amortizable portion relates to the purchase option that in-the-money at the date of the business combination. The amortizable portion is amortized over the original lease term. If the purchase option is exercised early, the favorable lease intangible asset will not be fully amortized as of the date the option is exercised. This unamortized amount is included as an adjustment to the carrying value of the vessel along with the carrying value of the option and the option exercise.
     The guidance requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated implied fair value. The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value based on a combination of discounted cash flow analysis and an industry market multiple.
     If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value.
     No impairment loss was recognized for any of the periods presented.
     The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction in order to use that trade name. The asset is being amortized under the straight line method over 32 years. The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, backlog assets and liabilities, would be considered impaired if their carrying value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel.
     Investment in available for sale securities: The Company classifies its existing marketable equity securities as available-for-sale in accordance with guidance on Accounting for Certain Investments in Debt and Equity Securities. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive income (loss) unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statement of income.
     Management evaluates securities for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.
     For the nine month period ended September 30, 2010 and for the year ended December 31, 2009, the Company’s unrealized holding gains on available-for-sale securities were $28.5 million and $15.2 million, respectively.
Recent Accounting Pronouncements
Fair Value Disclosures
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Holdings adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for Navios Holdings beginning in the first quarter of fiscal year 2011. The adoption of the new standards did not have and is not expected to have a significant impact on Navios Holdings’ consolidated financial statements.
Measuring Liabilities at Fair Value
     In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance did not have a significant impact on Navios Holdings’ consolidated financial statements.
Determining the Primary Beneficiary of a Variable Interest Entity
     In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.
     This new guidance was effective for Navios Holdings beginning in its first quarter of fiscal year 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows. Navios Holdings will continue to consider the impacts of this new guidance on an on-going basis.
Transfers of Financial Assets
     In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for Navios Holdings for transfers of financial assets beginning in its first quarter of fiscal year 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows.
Subsequent Events
     In February 2010, the FASB issued amended guidance on subsequent events. Securities and Exchange Commission filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and Navios Holdings adopted these new requirements in the first quarter of fiscal 2010.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars)

		September 30,	December 31,
	Note	2010	2009
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	4	$133,200	$173,933
Restricted cash		171,156	107,158
Accounts receivable, net		79,557	78,504
Short-term derivative asset	8	10,245	38,382
Due from affiliate companies		2,854	1,973
Prepaid expenses and other current assets		32,400	27,730

Total current assets		429,412	427,680

Deposits for vessel acquisitions	5	610,017	344,515
Vessels, port terminal and other fixed assets, net	5	2,065,864	1,577,741
Long-term derivative assets	8	36	8,181
Restricted cash		27,498	—
Other long-term assets		55,374	69,222
Investments in affiliates	14	16,566	13,042
Investments in available for sale securities		79,999	46,314
Intangible assets other than goodwill	6	334,801	300,571
Goodwill	3	176,424	147,916

Total non-current assets		3,366,579	2,507,502

Total assets		$3,795,991	$2,935,182

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$41,259	$61,990
Dividends payable		6,061	6,052
Accrued expenses		86,802	48,030
Deferred income and cash received in advance	11	20,442	9,529
Short-term derivative liability	8	2,374	10,675
Capital lease obligations		1,243	—
Current portion of long-term debt	7	202,773	59,804

Total current liabilities		360,954	196,080

Senior and ship mortgage notes, net of discount	7	693,594	693,049
Long-term debt, net of current portion	7	1,309,105	869,853
Capital lease obligations, net of current portion		31,330	—
Unfavorable lease terms	6	59,031	59,203
Long-term liabilities and deferred income	11	53,070	33,470
Deferred tax liability		21,067	22,777

Total non-current liabilities		2,167,197	1,678,352

Total liabilities		2,528,151	1,874,432

Commitments and contingencies	10	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 14,651 and 8,201 issued and outstanding as of September 30, 2010 and December 31, 2009, respectively		—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 101,017,178 and 100,874,199 as of September 30, 2010 and December 31, 2009, respectively	9	10	10
Additional paid-in capital	9	545,558	533,729

		September 30,	December 31,
	Note	2010	2009
		(unaudited)
Accumulated other comprehensive income		28,515	15,156
Retained earnings		449,304	376,585

Total Navios Holdings’ stockholders’ equity		1,023,387	925,480
Noncontrolling interest		244,453	135,270

Total equity		1,267,840	1,060,750

Total liabilities and equity		$3,795,991	$2,935,182

See condensed notes to consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars — except share and per share data)

		Three Month	Three Month	Nine Month	Nine Month
		Period ended	Period ended	Period ended	Period ended
	Note	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	12	$170,177	$160,570	$489,991	$449,946
Time charter, voyage and logistic business expenses		(83,944)	(95,355)	(254,885)	(270,037)
Direct vessel expenses		(11,660)	(7,994)	(30,603)	(23,079)
General and administrative expenses		(20,005)	(9,969)	(43,549)	(30,961)
Depreciation and amortization	5,6	(23,864)	(19,915)	(71,171)	(51,832)
Interest income/expense and finance cost, net	7	(22,487)	(13,775)	(64,878)	(42,877)
(Loss)/gain on derivatives	8	(37)	2,167	4,005	2,786
Gain on sale of assets	11	—	—	26,134	16,790
Gain on change in control	1,11	—	—	17,742	—
Other expense, net		(3,799)	(2,517)	(10,603)	(13,509)

Income before equity in net earnings of affiliate companies		4,381	13,212	62,183	37,227
Equity in net earnings of affiliated companies	14	9,661	9,458	29,417	19,957

Income before taxes		$14,042	$22,670	$91,600	$57,184
Income taxes		(244)	433	657	2,027

Net income		13,798	23,103	92,257	59,211
Less: Net (income)/loss attributable to the noncontrolling interest	3	842	(1,785)	193	(3,763)

Net income attributable to Navios Holdings common stockholders		$14,640	$21,318	$92,450	$55,448

Basic earnings per share attributable to Navios Holdings common stockholders		$0.14	$0.21	$0.90	$0.55

Weighted average number of shares, basic	13	100,559,330	99,839,013	100,485,842	99,910,610

Diluted earnings per share attributable to Navios Holdings common stockholders		$0.12	$0.20	$0.80	$0.54

Weighted average number of shares, diluted	13	116,807,405	105,803,346	115,145,274	103,733,886

See condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

		Nine Month	Nine Month
		Period ended	Period ended
	Note	September 30, 2010	September 30, 2009
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income		$92,257	$59,211
Adjustments to reconcile net income to net cash provided by operating activities:
Non cash adjustments		52,700	46,513
(Increase)/decrease in operating assets		(13,619)	8,001
Increase in operating liabilities		2,100	34,549
Payments for drydock and special survey costs		(8,556)	(3,282)

Net cash provided by operating activities		124,882	144,992

INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash assumed	3	(98,913)	—
Restricted cash for asset acquisitions		(46,871)	—
Acquisition of vessels	5	(121,087)	(318,876)
Deposits for vessel acquisitions	5	(349,987)	(239,823)
Receipts from finance lease		181	416
Proceeds from sale of assets	5	322,082	34,600
Purchase of property and equipment	5	(9,794)	(28,955)

Net cash used in investing activities		(304,389)	(552,638)

FINANCING ACTIVITIES:
Proceeds from long-term loan, net of deferred finance fees	7	377,090	555,129
Repayment of long-term debt and payment of principal	7	(212,683)	(12,019)
Dividends paid		(20,143)	(21,142)
Issuance of common shares		415	—
Acquisition of treasury stock		—	(717)
Increase in restricted cash	9	(3,375)	(8,375)
Net expenses from warrant exercise	1	(2,060)	—
Contributions to noncontrolling shareholders		(470)	—

Net cash provided by financing activities		138,774	512,876

(Decrease)/increase in cash and cash equivalents		(40,733)	105,230

Cash and cash equivalents, beginning of period		173,933	133,624

Cash and cash equivalents, end of period		$133,200	$238,854

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$54,144	$37,738
Cash paid for income taxes		$478	$2,508

Non-cash investing and financing activities
For issuance of convertible debt in connection with the acquisition of vessels see Note 5.		$—	$32,046
For issuance of preferred stock in connection with the acquisition of vessels see Note 5 and 9.		$33,715	$22,585
Equity in net earnings of affiliated companies		$29,417	$19,957
Non-cash investing and financing activities
•	See Note 7 for debt assumed in connection with acquisitions of businesses.

•	See Note 14 for investments in available for sale securities.
See condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars — except share data)

							Accumulated	Total
	Number of		Number of		Additional		Other	Navios Holdings
	Preferred	Preferred	Common	Common	Paid-in	Retained	Comprehensive	Stockholders’	Noncontrolling
	Shares	Stock	Shares	Stock	Capital	Earnings	Income	Equity	Interest	Total Equity
Balance December 31, 2008	—	—	100,488,784	$10	$494,719	$333,669	$(22,578)	$805,820	$128,959	$934,779
Net income	—	—	—	—	—	55,448	—	55,448	3,763	59,211
Other comprehensive income/(loss):
— Unrealized holding gains on investments in available-for-sale securities	—	—	—	—	—	—	15,063	15,063	—	15,063
— Reclassifiacation to earnings	—	—	—	—	—	—	13,778	13,778	—	13,778

Total comprehensive income								84,289	3,763	88,052
Contribution from noncontrolling shareholders	—	—	—	—	—	—	—	—	482	482
Acquisition of treasury shares (Note 9)	—	—	(331,900)	—	(717)	—	—	(717)	—	(717)
Issuance of preferred stock (Note 9)	5,199	—	—	—	20,659	—	—	20,659	—	20,659
Stock-based compensation expense	—	—	46,076	—	1,634	—	—	1,634	—	1,634
Dividends declared/ paid	—	—	—	—	—	(18,183)	—	(18,183)	—	(18,183)

Balance September 30, 2009 (unaudited)	5,199	—	100,202,960	$10	$516,295	$370,934	$6,263	$893,502	$133,204	$1,026,706

Balance December 31, 2009	8,201	—	100,874,199	10	533,729	376,585	15,156	925,480	135,270	1,060,750
Net income	—	—	—	—	—	92,450	—	92,450	(193)	92,257
Other comprehensive income/(loss):	—	—	—	—	—
— Unrealized holding gains on investments in available-for-sale securities	—	—	—	—	—	—	13,359	13,359	—	13,359

Total comprehensive income	—	—	—	—	—	—	—	105,809	(193)	105,616
Initial noncontrolling interest of Navios Acquisition (Note 3)	—	—	—	—	—	—	—	—	60,556	60,556
Consultancy fees of Navios Acquisition	—	—	—	—	—	—	—	—	5,619	5,619
Warrant exercise (net of $3,300 of program related expenses)	—	—	—	—	(24,115)	—	—	(24,115)	22,055	(2,060)
Vanship shares	—	—	—	—	—	—	—	—	10,744	10,744
Release of Escrow of Navios Logistics (Note 3)	—	—	—	—	—	—	—	—	10,869	10,869
Contribution to noncontrolling shareholders of Navios Logistics	—	—	—	—	—	—	—	—	(467)	(467)
Issuance of preferred stock (Note 9)	6,450	—	—	—	33,710	—	—	33,710	—	33,710
Stock-based compensation expenses	—	—	142,979	—	2,234	—	—	2,234	—	2,234
Dividends declared/ paid	—	—	—	—	—	(19,731)	—	(19,731)	—	(19,731)

Balance September 30, 2010 (unaudited)	14,651	—	101,017,178	$10	$545,558	$449,304	$28,515	$1,023,387	$244,453	$1,267,840

See condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 1 — DESCRIPTION OF BUSINESS
     On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (“ISE”), Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.
     Navios Logistics
     On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (i) $112,200 in cash and (ii) the authorized capital stock of its wholly owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios South American Logistics Inc. (“Navios Logistics”), representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for (i) $112,200 in cash, of which $5,000 was kept in escrow and payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were kept in escrow pending attainment of certain EBITDA targets. In November 2008, $2,500 in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target. As a result, Navios Holdings owned 65.5% (excluding 504 shares that remained in escrow as of such November 2008 date) of Navios Logistics.
     Horamar was a privately held Argentina-based group that specialized in the transportation and storage of liquid cargoes and the transportation of drybulk cargoes in South America. The cash contribution for the acquisition of Horamar was financed entirely by existing cash. Through the acquisition of Horamar, Navios Holdings formed Navios Logistics, an end-to-end logistics business through the combination of its existing port operations in Uruguay with the barge and upriver port businesses that specializes in the transportation and storage of liquid cargoes and the transportation of drybulk cargoes in South America.
     On March 20, 2009, August 19, 2009, and December 30, 2009, the agreement pursuant to which Navios Logistics acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2,500 in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. Following the release of the remaining shares that were held in escrow, Navios Holdings currently owns 63.8% of Navios Logistics (see Note 3).
     Navios Acquisition
     On July 1, 2008, the Company completed the initial public offering, or an IPO, of units in its subsidiary, Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Simultaneously with the completion of the IPO, the Company purchased private placement warrants of Navios Acquisition for an aggregate purchase price of $7,600 (“Private Placement Warrants”). Prior to the IPO, Navios Holdings had purchased 8,625,000 units (“Sponsor Units”) for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants,” together with the “Private Placement Warrants,” the “Navios Acquisition Warrants”). Navios Acquisition at the time was not a controlled subsidiary of the Company but was accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.
     On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457,659. Each vessel is commercially and technically managed under a management agreement with a subsidiary of Navios Holdings.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) (the “Initial Acquisition”) for an aggregate purchase price of $457,659, of which $123,359 was to be from existing cash and the $334,300 balance from debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the above vessels and Navios Acquisition reimbursed Navios Holdings for equity payments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings amounting to $76,485.
     As of May 28, 2010, following the purchase of 6,337,551 shares of Navios Acquisition’s common stock for $63,230 in open market purchases, Navios Holdings owned 12,372,551 shares, or 57.3%, of the outstanding common stock of Navios Acquisition. At that point, Navios Holdings acquired control over Navios Acquisition and consolidated the results of Navios Acquisition from that date onwards.
     Upon obtaining control of Navios Acquisition, the investment in shares of common stock and the investment in warrants were remeasured to fair value resulting in a gain of $17,742 recorded in the statements of income under “Gain on change in control” and noncontrolling interest was recognized at fair value, being the number of shares not controlled by the Company at the public share price as of May 28, 2010 of $6.56, amounting to $60,556. Goodwill amounting to $13,143 was recognized representing the residual of Navios Holdings’ investment amounting to $95,232, the recognition of noncontrolling interest of $60,556 less the fair value of Navios Acquisition’s net assets amounting to $142,645 on May 28, 2010. For the assets and liabilities of Navios Acquisition, at fair value, as of May 28, 2010, see Note 3.
     On September 2, 2010, Navios Acquisition announced the successful completion of its warrant program (the “Warrant Program”). Under the Warrant Program, holders of publicly traded warrants (“Public Warrants”) had the opportunity to exercise the Public Warrants on enhanced terms through August 27, 2010.
     Under the Warrant Program, 19,262,006 Public Warrants (76.13% of the Public Warrants then-outstanding) were exercised, of which 19,246,056 Public Warrants were exercised cashlessly and 15,950 Public Warrants were exercised by payment of the $5.65 cash exercise price. As a result of the successful completion of the Warrant Program, Navios Holdings and Angeliki Frangou exercised 13,835,000 of the privately issued warrants (the “Private Warrants”). In addition, the remaining 90,000 Private Warrants have also been exercised, 75,000 of which were exercised on a cashless basis. Following these transactions (a) $90 of gross cash proceeds were raised from the exercise of the Public Warrants, (b) $78,253 of gross cash proceeds were raised from the exercise of the Private Warrants, and (c) 18,412,053 new shares of common stock were issued.
     On September 10, 2010, Navios Acquisition consummated the acquisition (the “VLCC Acquisition”) of a fleet of seven VLCC tankers for an aggregate purchase price of $587,000, adjusted for net working capital acquired of $20,145. The purchase price was financed as follows: (a) $410,451 of bank debt, incurred at closing, consisting of six credit facilities with a consortium of banks; (b) $134,270 of cash paid at closing; (c) $11,000 through the issuance of 1,894,918 Navios Acquisition shares of common stock (based on the closing trading price averaged over the 15 trading days immediately prior to closing) of which 1,378,122 shares of common stock were deposited to a one-year escrow to provide for indemnity or other claims (the 1,894,918 shares were valued at the closing price of September 9, 2010); and (d) $51,425 due to a shipyard in 2011 for the new build scheduled for delivery in June 2011.
     As of September 30, 2010, Navios Holdings owns 26,007,551 shares, or 62.1%, of the outstanding common stock of Navios Acquisition.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(a)	Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair presentation of Navios Holdings’ consolidated financial position statement of stockholders’ equity, statements of income and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“GAAP”) for complete financial statements. The December 31, 2009 balance sheet data was derived from audited financial statements, but do not include all disclosures required by U.S. GAAP. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ 2009 annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

(b)	Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.
     Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill.
     Investments in Affiliates and Joint Ventures: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not exercise control. Joint ventures are entities over which the Company exercises joint control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate or joint venture at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate or joint venture subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate or joint venture; reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate or joint venture equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate or the joint venture.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Subsidiaries included in the consolidation:

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 — 9/30	1/1 — 9/30
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 — 9/30	1/1 — 9/30
Kleimar N.V.	Operating Company/Vessel Owning Company	100%	Belgium	1/1 — 9/30	1/1 — 9/30
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 — 9/30	1/1 — 9/30
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	3/23 — 9/30	—
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	3/24 — 9/30	—
Astra Maritime Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 — 9/30	1/1 — 9/30
Rowboat Marine Inc.	Vessel Owning Company	100%	Marshall Is	1/1 — 9/30	1/1 — 9/30
Hyperion Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 1/7	1/1 — 9/30
Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	1/1 — 9/30	1/1 — 9/30
Sagittarius Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	1/1 — 6/10
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	3/18 — 5/27	—
Amorgos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 5/27	—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009
Andros Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 5/27	—
Antiparos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 5/27	—
Ikaria Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 5/27	—
Kos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 5/27	—
Mytilene Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 5/27	—
Skiathos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 5/27	—
Syros Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 5/27	—
Skopelos Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	3/18 — 5/27	—
Sifnos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 5/27	—
Ios Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	3/18 — 5/27	—
Thera Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 5/27	—
Crete Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 5/27	—
Rhodes Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 5/27	—
Tinos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 — 5/27	—
Portorosa Marine Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 — 9/30	1/1 — 9/30
Sizzling Ventures Inc.	Operating company	100%	Liberia	1/1 — 9/30	1/1 — 9/30
Rheia Associates Co.	Operating company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Taharqa Spirit Corp.	Operating company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Chilali Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/17	1/1 — 9/30
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Surf Maritime Co.	Vessel Owning Company	100%	Marshall Is.	1/1 — 5/19	1/1 — 9/30
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Orbiter Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Aramis Navigation (2)	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	—
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 — 9/30	1/1 — 9/30
Navios G.P. L.L.C.	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Pandora Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	6/11 — 9/30
Floral Marine Ltd. (2)	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	6/11 — 9/30
Red Rose Shipping Corp. (2)	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	6/11 — 9/30
Customized Development S.A. (2)	Vessel Owning Company	100%	Liberia	1/1 — 9/30	6/22 — 9/30
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	7/14 — 9/30
Ducale Marine Inc. (2)	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	6/22 — 9/30
Kohylia Shipmanagement S.A. (2)	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	7/14 — 9/30
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 — 9/30	—
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	2/16 — 9/30	—
Faith Marine Ltd. (2)	Vessel Owning Company	100%	Liberia	5/19 — 9/30	—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009
Navios Maritime Acquisition Corporation and Subsidiaries:
Navios Maritime Acquisition Corporation	Sub-Holding Company	62.1%	Marshall Is.	5/28 — 9/30	—
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	62.1%	Marshall Is.	5/28 — 9/30	—
Amorgos Shipping Corporation (1)	Vessel Owning Company	62.1%	Marshall Is.	5/28 — 9/30	—
Andros Shipping Corporation (1)	Vessel Owning Company	62.1%	Marshall Is.	5/28 — 9/30	—
Antiparos Shipping Corporation (1)	Vessel Owning Company	62.1%	Marshall Is.	5/28 — 9/30	—
Ikaria Shipping Corporation (1)	Vessel Owning Company	62.1%	Marshall Is.	5/28 — 9/30	—
Kos Shipping Corporation (1)	Vessel Owning Company	62.1%	Marshall Is.	5/28 — 9/30	—
Mytilene Shipping Corporation (1)	Vessel Owning Company	62.1%	Marshall Is.	5/28 — 9/30	—
Skiathos Shipping Corporation (1)	Vessel Owning Company	62.1%	Marshall Is.	5/28 — 9/30	—
Syros Shipping Corporation (1)	Vessel Owning Company	62.1%	Marshall Is.	5/28 — 9/30	—
Skopelos Shipping Corporation	Vessel Owning Company	62.1%	Cayman Is.	5/28 — 9/30	—
Sifnos Shipping Corporation (1)	Vessel Owning Company	62.1%	Marshall Is.	5/28 — 9/30	—
Ios Shipping Corporation	Vessel Owning Company	62.1%	Cayman Is.	5/28 — 9/30	—
Thera Shipping Corporation (1)	Vessel Owning Company	62.1%	Marshall Is.	5/28 — 9/30	—
Shinyo Dream Limited	Vessel Owning Company	62.1%	Hong Kong	9/10 — 9/30	—
Shinyo Kannika Limited	Vessel Owning Company	62.1%	Hong Kong	9/10 — 9/30	—
Shinyo Kieran Limited (1)	Vessel Owning Company	62.1%	British Virgin Is.	9/10 — 9/30	—
Shinyo Loyalty Limited	Vessel Owning Company	62.1%	Hong Kong	9/10 — 9/30	—
Shinyo Navigator Limited	Vessel Owning Company	62.1%	Hong Kong	9/10 — 9/30	—
Shinyo Ocean Limited	Vessel Owning Company	62.1%	Hong Kong	9/10 — 9/30	—
Shinyo Saowalak Limited	Vessel Owning Company	62.1%	British Virgin Is.	9/10 — 9/30	—
Crete Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	5/28 — 9/30	—
Rhodes Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	5/28 — 9/30	—
Tinos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	5/28 — 9/30	—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009
Navios South American Logistics and Subsidiaries:
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshal Is.	1/1 — 9/30	1/1 — 9/30
Corporacion Navios S.A.	Operating Company	63.8%	Uruguay	1/1 — 9/30	1/1 — 9/30
Nauticler S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 — 9/30	1/1 — 9/30
Compania Naviera Horamar S.A.	Operating Company	63.8%	Argentina	1/1 — 9/30	1/1 — 9/30
Compania de Transporte Fluvial Int S.A.	Operating Company	63.8%	Uruguay	1/1 — 9/30	1/1 — 9/30
Ponte Rio S.A.	Operating Company	63.8%	Uruguay	1/1 — 9/30	1/1 — 9/30
Thalassa Energy S.A.	Barge-Owning Company	39.9%	Argentina	1/1 — 9/30	1/1 — 9/30
HS Tankers Inc.	Vessel Owning Company	32.5%	Panama	1/1 — 9/30	1/1 — 9/30
HS Navigation Inc.	Vessel Owning Company	32.5%	Panama	1/1 — 9/30	1/1 — 9/30
HS Shipping Ltd Inc.	Vessel Owning Company	39.9%	Panama	1/1 — 9/30	1/1 — 9/30
HS South Inc.	Vessel Owning Company	39.9%	Panama	1/1 — 9/30	1/1 — 9/30
Mercopar Internacional S.A. (3)	Sub-Holding Company	63.8%	Uruguay	—	1/1 — 9/30
Nagusa Internacional S.A. (3)	Sub-Holding Company	63.8%	Uruguay	—	1/1 — 9/30
Hidrovia OSR Internacional S.A. (3)	Sub-Holding Company	63.8%	Uruguay	—	1/1 — 9/30
Petrovia Internacional S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 — 9/30	1/1 — 9/30
Mercopar S.A.	Shipping Company	63.8%	Paraguay	1/1 — 9/30	1/1 — 9/30
Navegation Guarani S.A.	Shipping Company	63.8%	Paraguay	1/1 — 9/30	1/1 — 9/30
Hidrovia OSR S.A.	Oil Spill Response & Salvage Services	63.8%	Paraguay	1/1 — 9/30	1/1 — 9/30
Petrovia S.A. (4)	Shipping Company	63.8%	Paraguay	—	1/1 — 1/20
Mercofluvial S.A.	Shipping Company	63.8%	Paraguay	1/1 — 9/30	1/1 — 9/30
Petrolera San Antonio S.A. (PETROSAN)	Oil Storage Plant and Dock Facilities	63.8%	Paraguay	1/1 — 9/30	1/1 — 9/30
Flota Mercante Paraguaya S.A. (4)	Shipping Company	63.8%	Paraguay	—	1/1 — 2/13
Compania de Transporte Fluvial S.A. (4)	Shipping Company	63.8%	Paraguay	—	1/1 — 2/13
Hidrogas S.A. (4)	Shipping Company	63.8%	Paraguay	—	1/1 — 1/20
Stability Oceanways S.A.	Barge and Pushboat-Owning Shipping Company	63.8%	Panama	1/1 — 9/30	1/1 — 9/30
Hidronave S.A.	Pushboat-Owning Company	32.5%	Brazil	1/1 — 9/30	—
Navarra Shipping Corporation	Operating Company	63.8%	Marshall Is.	4/1 — 9/30	—
Pelayo Shipping Corporation	Operating Company	63.8%	Marshall Is.	4/1 — 9/30	—

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel. (Note 5)

(2)	Each company has the rights over a shipbuilding contract of a dry cargo vessel. (Note 5)

(3)	These companies were sold on December 10, 2009 to independent third parties.

(4)	During 2009, these companies were merged into other Paraguayan shipping companies within the Navios Logistics group.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Affiliates included in the financial statements accounted for under the equity method:

	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009
Navios Maritime Partners L.P. (*)	Sub-Holding Company	21.5%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Navios Maritime Operating L.L.C. (*)	Operating Company	21.5%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Libra Shipping Enterprises Corporation(*)	Vessel Owning Company	21.5%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Alegria Shipping Corporation (*)	Vessel Owning Company	21.5%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Felicity Shipping Corporation (*)	Vessel Owning Company	21.5%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Gemini Shipping Corporation (*)	Vessel Owning Company	21.5%	Marshal Is.	1/1 — 9/30	1/1 — 9/30
Galaxy Shipping Corporation (*)	Vessel Owning Company	21.5%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Prosperity Shipping Corporation (*)	Vessel Owning Company	21.5%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Fantastiks Shipping Corporation (*)	Vessel Owning Company	21.5%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Aldebaran Shipping Corporation (*)	Vessel Owning Company	21.5%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Aurora Shipping Enterprises Ltd. (*)	Vessel Owning Company	21.5%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Sagittarius Shipping Corporation (*)	Vessel Owning Company	21.5%	Marshall Is.	1/1 — 9/30	6/10 — 9/30
Palermo Shipping S.A. (*)	Vessel Owning Company	21.5%	Marshall Is.	1/1 — 9/30	—
Hyperion Enterprises Inc. (*)	Vessel Owning Company	21.5%	Marshall Is.	1/8 — 9/30	—
Chilali Corp. (*)	Vessel Owning Company	21.5%	Marshall Is.	3/18 — 9/30	—
JTC Shipping Trading Ltd. (*)	Operating Company	21.5%	Malta	3/18 — 9/30	—
Surf Maritime Co. (*)	Vessel Owning Company	21.5%	Marshall Is.	5/20 — 9/30	—
Acropolis Chartering & Shipping Inc.	Brokerage Company	50%	Liberia	1/1 — 9/30	1/1 — 9/30
Navios Maritime Acquisition Corporation	Sub-Holding Company	19%	Marshall Is.	1/1 — 5/27	1/1 — 9/30

(*)	Percentage does not include the ownership of 3,131,415 and 1,174,219 common units relating to the sale of the Navios Hope and the Navios Aurora II, respectively, to Navios Maritime Partners L.P. (“Navios Partners”).

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
(c)	Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Recent Accounting Pronouncements:
Fair Value Disclosures
          In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The new guidance was effective in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for Navios Holdings beginning in the first quarter of fiscal 2011. The adoption of the new standards did not have and is not expected to have a significant impact on Navios Holdings’ consolidated financial statements.
Measuring Liabilities at Fair Value
          In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance did not have a significant impact on Navios Holdings’ consolidated financial statements.
Determining the Primary Beneficiary of a Variable Interest Entity
          In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.
          This new guidance was effective for Navios Holdings beginning in its first quarter of fiscal 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows. Navios Holdings will continue to consider the impacts of this new guidance on an on-going basis.
Transfers of Financial Assets
          In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for Navios Holdings for transfers of financial assets beginning in its first quarter of fiscal 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Subsequent Events
          In February 2010, the FASB issued amended guidance on subsequent events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and Navios Holdings adopted these new requirements in the first quarter of fiscal 2010.
NOTE 3: ACQUISITION/REINCORPORATION
Navios Acquisition acquired assets from Navios Holdings upon de-“SPAC”-ing
          On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457,659. Each vessel is commercially and technically managed under a management agreement with a subsidiary of Navios Holdings.
          On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457,659, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
          Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the above vessels and Navios Acquisition reimbursed Navios Holdings for equity payments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings amounting to $76,485.
          On May 28, 2010, certain shareholders of Navios Acquisition redeemed their shares upon de-“SPAC”-ing, and Navios Holding’s ownership of Navios Acquisition increased to 57.3%. At that point, Navios Holdings concluded that the increase in its ownership interest resulted in obtaining control over Navios Acquisition and, consequently, concluded that a business combination had occurred and consolidated Navios Acquisition from that date onwards. The table below shows the fair value of Navios Acquisition assets and liabilities as of May 28, 2010:

As of May 28, 2010
Tangible assets
Deposits for vessel acquisitions	$175,005
Intangible assets
Purchase options	3,158
Working capital including cash
Working capital	(1,324)
Cash and cash equivalents	66,355
Restricted cash	35,596

100,627
Long term liabilities
Liability relating to shipbuilding contracts	(3,158)
Long-term debt	(132,987)

(136,145)

Total net assets acquired	142,645
Goodwill	13,143

$155,788

Consideration
Navios Holdings investment in Navios Acquisition	95,232
Noncontrolling interest	60,556

Total	$155,788

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
          In connection with the business combination, the Company (i) re-measured its previously-held equity interests in Navios Acquisition to fair value and recognized the difference between fair value and the carrying value as a gain, (ii) recognized 100% of the identifiable assets and liabilities of Navios Acquisition at their fair values, (iii) recognized a 42.7% non-controlling interest at fair value, and (iv) recognized goodwill for the excess of the fair value of the non-controlling interest and its previously-held equity interests in Navios Acquisition over the fair value of the identifiable assets and liabilities of Navios Acquisition. The fair value of the Company’s previously-held investment in the common stock of Navios Acquisition, as well as the fair value of the non-controlling interest as of May 28, 2010, was both calculated based on the closing price of Navios Acquisition’s common stock on that date. The difference between the Company’s legal ownership percentage 57.3% (based on common stock outstanding) and the percentage derived by dividing the $95,232 allocated to the Company’s investment in Navios Acquisition’s warrants as a previously-held equity interest for purposes of calculating goodwill.
VLCC Acquisition
          On September 10, 2010, Navios Acquisition consummated the acquisition of seven VLCC tankers (the “VLCC Acquisition”) for $134,270 of cash and the issuance of 1,894,918 shares (of which 1,378,122 shares are deposited into escrow for one year to provide for indemnity and other claims). The 1,894,918 shares were valued using the closing price of the stock on the date before the acquisition. Transaction costs amounted to $8,019 and have been fully expensed.
          Transaction costs include $5,619, which is the fair value of the 3,000 preferred shares issued to a third party as a compensation for consulting servises.
          The VLCC Acquisition was treated as a business combination. The following table summarizes the consideration paid and the fair value of assets and liabilities assumed on September 10, 2010:

VLCC Acquisition
Purchase price:
Cash consideration	$134,270
Equity issuance	10,745

Total purchase price	145,015

Fair value of assets and liabilities acquired:
Vessels	419,500
Deposits for vessel acquisition	62,575
Favorable lease terms	57,070
Current Assets including cash of $32,232	35,716
Current liabilities	(15,570)
Long term debt assumed (including current portion)	(410,451)
Unfavorable lease terms	(5,819)

Fair Value of net assets acquired	143,021

Goodwill	1,994

          The purchase price allocation remains preliminary pending final valuations of intangible and working capital adjustments.
          The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized under the straight line method over the periods indicated below:

	Weighted average amortization	September 30, 2010
	(years)	Amortization
Favorable lease terms	12.5	$(219)
Unfavorable lease terms	8.5	37

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
          The following is a summary of the acquired identifiable intangible assets as of September 30, 2010:

		Accumulated
	Gross Amount	Depreciation	Net Amount
Description
Favorable lease terms	$57,070	$(219)	$56,851
Unfavorable lease terms	(5,819)	37	(5,782)

Balance September 30, 2010	$51,251	$(182)	$51,069

          If the VLCC Acquisition had consummated as of January 1, 2009, Navios Holdings’s pro-forma revenues and net income for the three month period ended September 30, 2010 would have been $504,814 and 91,770 and for the nine month period ended September 30, 2010: $539,991 and $102,967 respectively, while Navios Holdings’s pro forma revenues and net income for the three months ended September 30, 2009 would have been $178,206 and $27,879, and for the nine months ended September 30, 2009: $502,278 and $73,131, respectively.
          Revenue and net income of Navios Acquisition included in income statement for the nine months ended September 30, 2010 amounted to $8,128 and ($6,656), respectively.
          The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the VLCC Acquisition and related financing had occurred at the beginning of the period presented. The VLCC Acquisition contributed revenues of $5,000 and loss of $6,653 to Navios Acquisition as of September 30, 2010.
Acquisition of Horamar Group
          On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (i) $112,200 in cash and (ii) the authorized capital stock of its wholly owned subsidiary CNSA in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in Horamar in exchange for (i) $112,200 in cash, of which $5,000 was kept in escrow and payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were kept in escrow pending attainment of certain EBITDA targets. In November 2008, $2,500 in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target. As a result, Navios Holdings owned 65.5% (excluding 504 shares that remained in escrow at December 31, 2009) of Navios Logistics. On March 20, 2009, August 19, 2009, and December 30, 2009, the agreement pursuant to which Navios Logistics acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2,500 in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target thresholds.
          Horamar was a privately held Argentina-based group that specialized in the transportation and storage of liquid cargoes and the transportation of drybulk cargoes in South America. The cash contribution for the acquisition of Horamar was financed entirely by existing cash. Through the acquisition of Horamar, Navios Holdings formed Navios Logistics, an end-to-end logistics business through the combination of its existing port operations in Uruguay with the barge and up-river port businesses that specializes in the transportation and storage of liquid cargoes and the transportation of drybulk cargoes in South America.
          Following the release of the escrow in November 2008, as a result of Horamar achieving the interim EBITDA target, goodwill increased by $11,638, to reflect the changes in minority interests. Excluding the remaining contingent consideration still in escrow, Navios Holdings held 65.5% of Navios Logistics’ outstanding stock.
          Goodwill arising from the acquisition has all been allocated to the Company’s Logistics Business segment. None of the goodwill is deductible for tax purposes.
          The non-controlling interest balance in the Company’s consolidated financial statements resulted from the acquisition consists of two separate elements. The first element represents the impact on the non-controlling interest balance resulting from the creation of a new non-controlling interest in Navios Logistics (i.e. the portion of Navios Logistics that is now owned by the former shareholders). The second element represents the impact on the non-controlling interest balance resulting from the recognition of the existing non-controlling interests in various subsidiaries of Horamar that were outstanding prior to the acquisition and remained outstanding following the acquisition.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
          On June 17, 2010, following the release of $2,500 in cash and the 504 shares in escrow upon the achievement of the EBITDA target thresholds, goodwill increased by $13,371, to reflect the change in non-controlling interest. The 504 remaining shares held in escrow and released in June 2010 were valued at a new fair value of $10,869. The non-controlling interest was adjusted for the percentage change in ownership by Navios Holdings.
          The new fair value was determined by valuating the Navios Logistics business as of the date of the release. Because the shares of Navios Logistics are not publicly-traded, the fair value of the shares released from escrow during 2010 was estimated based on a discounted cash flow analysis prepared by the Company, which projected the expected future cash flows for its logistics business and discounted those cash flows at a rate that reflects the business’ weighted average cost of capital. The Company used the following key methods and assumptions in the discounted cash flow analysis (i) projected its free cash flows (EBITDA less capital expenditures and income taxes) for each of the years from 2010 through 2014 on the basis of a compound annual growth rate for revenue of approximately 8.8%, (ii) prepared its cash flow projections on the basis of revenue producing assets that were owned by the logistics business as of the date of the analysis, (iii) calculated a terminal value for the business by applying a growth factor of 4.9% in perpetuity to projected free cash flow for the last specifically-forecasted year (2014), (iv) discounted its projected future cash flows, including the terminal value, using a weighted-average cost of capital of 12.9% and (v) deducted net debt of the business from the discounted cash flows in arriving at estimated fair value of the logistics business.
NOTE 4: CASH AND CASH EQUIVALENTS
          Cash and cash equivalents consist of the following:

	September 30,	December 31,
	2010	2009
Cash on hand and at banks	$107,212	$60,316
Short-term deposits and highly liquid funds	25,988	113,617

Total cash and cash equivalents	$133,200	$173,933

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 5: VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS, NET

		Accumulated	Net Book
Vessels	Cost	Depreciation	Value
Balance December 31, 2009	$1,390,720	$(80,976)	$1,309,744
Additions	215,946	(40,151)	175,795
Disposals	(249,995)	7,867	(242,128)

Balance September 30, 2010	$1,356,671	$(113,260)	$1,243,411

		Accumulated	Net Book
Port Terminals	Cost	Depreciation	Value
Balance December 31, 2009	$60,129	$(6,560)	$53,569
Additions	2,921	(1,851)	1,070

Balance September 30, 2010	$63,050	$(8,411)	$54,639

		Accumulated	Net Book
Tanker vessels, barges and push boats (Navios Logistics)	Cost	Depreciation	Value
Balance December 31, 2009	$238,451	$(28,798)	$209,653
Additions	58,759	(11,412)	47,347

Balance September 30, 2010	$297,210	$(40,210)	$257,000

		Accumulated	Net Book
Tanker vessels (Navios Acquisition)	Cost	Depreciation	Value
Balance December 31, 2009	$—	$—	$—
Vessels delivered from Initial Acquisition	87,458	(911)	86,547
VLCC Acquisition	419,500	(1,287)	418,213

Balance September 30, 2010	$506,958	$(2,198)	$504,760

		Accumulated	Net Book
Other fixed assets	Cost	Depreciation	Value
Balance December 31, 2009	$6,540	$(1,765)	$4,775
Additions	1,926	(606)	1,320
Disposals	(103)	62	(41)

Balance September 30, 2010	$8,363	$(2,309)	$6,054

		Accumulated	Net Book
Total	Cost	Depreciation	Value
Balance December 31, 2009	$1,695,840	$(118,099)	$1,577,741
Additions	786,510	(56,218)	730,292
Disposals	(250,098)	7,929	(242,169)

Balance September 30, 2010	$2,232,252	$(166,388)	$2,065,864

Sale of Vessels
     On October 29, 2009, Navios Holdings sold the Navios Apollon to Navios Partners. The sale price of the Navios Apollon of $32,000 was received entirely in cash. On June 10, 2009, Navios Holdings sold to Navios Partners the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel for a cash consideration of $34,600 (see Note 11).

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     On January 8, 2010, Navios Holdings sold the Navios Hyperion, a 2004-built Panamax vessel to Navios Partners for $63,000 in cash (see Note 11).
     On March 18, 2010, Navios Holdings sold the Navios Aurora II, a 2009 South Korean-built Capesize vessel to Navios Partners for $110,000. Out of $110,000 purchase price, $90,000 was paid in cash and the balance of $20,000 through the receipt of 1,174,219 common units of Navios Partners (see Note 11).
     On May 21, 2010, Navios Holdings sold the Navios Pollux, a 2009 South-Korean-built Capesize vessel to Navios Partners for $110,000. In connection with the sale of Navios Pollux, the Dekabank facility was amended and an amount of $58,600 was kept in a pledged account pending the delivery of a substitute vessel as collateral to this facility (see Note 11).
Vessel Acquisitions
     Since January 2009, Navios Holdings took delivery of (a) the Navios Bonavis, a vessel with a capacity of 180,022 deadweight tons (“dwt”), on June 29, 2009 for an acquisition price of $120,746, (b) the Navios Happiness, a vessel with a capacity of 180,022 dwt, on July 23, 2009 for an acquisition price of $120,843,(c) the Navios Pollux, a vessel with a capacity of 180,727 dwt, on July 24, 2009 for an acquisition price of $110,781, (d) the Navios Aurora II, a vessel with a capacity of 169,031 dwt, on November 25, 2009 for an acquisition price of $110,716 (of which $92,179 was paid in cash, $10,000 in shares (698,812 common shares issued in December 2007 to the shipbuilder in connection with a progress payment at $14.31 per share, which represents the closing price for the common stock of the Company on the date of issuance) and the remaining amount was funded through the issuance of 1,702 shares of mandatorily convertible preferred stock (“Preferred Stock”), see also Note 9), (e) the Navios Lumen, a vessel with a capacity of 180,661 dwt, on December 10, 2009 for an acquisition price of $112,375, (f) the Navios Phoenix, a vessel with a capacity of 180,242 dwt, on December 21, 2009 for an acquisition price of $105,895, and (g) the Navios Stellar, a vessel with a capacity of 169,001 dwt, on December 23, 2009 for an acquisition price of $94,854 (of which $85,692 was paid in cash and the remaining amount was funded through the issuance of 1,800 shares of Preferred Stock, see also Note 9).
     The Navios Vega, a 58,792 dwt, 2009-built Ultra Handymax vessel built in Japan, was delivered on February 18, 2009 for an acquisition cost of approximately $72,140, of which $40,000 was paid in cash and the remaining was paid through the issuance of a 2% convertible debt with a three-year maturity.
     On September 18, 2009, the Navios Celestial, a 2009-built, 58,084 dwt, Ultra Handymax, was delivered to Navios Holdings. The vessel’s acquisition price was approximately $34,132, of which $31,629 was paid in cash. The remaining amount was funded through the issuance of 500 shares of Preferred Stock that have a nominal value of $5,000 and a fair value of $2,503. See also Note 9.
     The Navios Antares, with a capacity of 169,059 dwt, was delivered on January 20, 2010 for an acquisition price of $115,747 (of which $30,847 was paid in cash, $10,000 in shares (698,812 common shares issued in December 2007 to the shipbuilder in connection with a progress payment at $14.31 per share, which represents the closing price for the common stock of the Company on the date of issuance), $64,350 was financed through loan and the remaining amount was funded through the issuance of 1,780 shares of Preferred Stock (see also Note 9).
     On April 28, 2010, the Navios Vector, a 50,296 dwt Ultra-Handymax vessel and former long-term chartered-in vessel in operation, was delivered to Navios Holdings’ owned fleet. The Navios Vector’s acquisition cost was approximately $30,000, which was financed through the $17,982 release of restricted cash kept for investing activities and the remaining balance through existing cash.
     On September 20, 2010, the Navios Melodia, a 2010-built, 179,132 dwt, Capesize vessel, was delivered to Navios Holdings. The vessel’s purchase price was approximately $69,044, of which $19,636 was paid in cash, $36,987 financed through loan and the remaining was funded through the issuance of 2,500 shares of Preferred Stock that have a nominal value of $25,000 and a fair value of $12,421 (Note 9).
Deposits for Vessel Acquisitions
     In June 2009, Navios Holdings entered into agreements to acquire four additional Capesize vessels for its wholly owned fleet. Their delivery is expected in various dates during the second half of 2010. Total consideration for the vessels is $324,450. Part of the consideration amounting to $93,700, can be paid with Preferred Stock at the Company’s option prior or upon delivery of the vessels. All such shares of Preferred Stock have characteristics similar to those described in Note 9. As of September 30, 2010, one of the four vessels, the Navios Melodia, was delivered to Navios Holdings (see above). For the remaining three Capesize vessels, Navios Holdings (a) has paid $148,490 in cash through September 30, 2010, (b) in 2009, issued 1,870 shares of Preferred Stock that have a nominal value of $18,700 and a fair value of $7,177 and, (c) in 2010, issued 1,870 shares of Preferred Stock that have a nominal value of $18,700 and a fair value of $9,093. See also Note 9. As of September 30, 2010, $164,760 has been included in “Deposits for vessel acquisitions”.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     In August 2009, Navios Holdings agreed to acquire two additional Capesize vessels for its wholly owned fleet. Their delivery is expected in the fourth quarter of 2010. Total consideration of the vessels is approximately $141,458, of which $47,890 can be paid with Preferred Stock with similar characteristics to those described in Note 9. As of September 30, 2010, Navios Holdings paid an amount of $93,568 in cash and in 2009 issued 2,829 shares of Preferred Stock that have a nominal value of $28,290 and a fair value of $12,905. See Note 9. The total amount of $106,473 has been included in “Deposits for vessel acquisitions”.
     On January 27, 2010, Navios Holdings agreed to acquire a new build 180,000 dwt Capesize vessel for a nominal price of $55,500 of which $52,500 payable in cash and $3,000 in the form of Preferred Stock. The vessel is under construction with a South Korean shipyard and scheduled for delivery in the first quarter of 2011. As of September 30, 2010, Navios Holdings paid an amount of $33,500 in cash and issued 300 shares of Preferred Stock, which have a nominal value of $3,000 and a fair value of $1,651. See also Note 9. In September 2010, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece up to $40,000 in order to partially finance the construction of this Capesize bulk carrier (see note 7). The total amount of $35,151 has been included in “Deposit for vessels acquisitions”.
     In April 2010, Navios Holdings agreed to acquire a new build Capesize vessel of 180,000 dwt for a price of $54,000. The vessel is under construction with a South Korean shipyard and scheduled for delivery in the first quarter of 2011. As of September 30, 2010, Navios Holdings paid $30,000 for this vessel. In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $40,000 in order to partially finance the construction of this Capesize bulk carrier (see note 7).
Navios Acquisition
     On May 25, 2010, after its special meeting, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457,659, of which $123,359 was to be from existing cash and the $334,300 balance from debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation. The delivery of these vessels is expected at various times through the end of 2012.
     On June 29, 2010, Navios Acquisition took delivery of the Colin Jacob, an LR1 product tanker, as part of the acquisition of the 13 vessels, for $43,731. This vessel was built in 2007 and immediately commenced three-year time charter.
     On July 2, 2010, Navios Acquisition took delivery of the Ariadne Jacob, a 2001 built LR1 product tanker, as part of the acquisition of the 13 vessels, for $43,727.
     On September 10, 2010, Navios Acquisition took delivery of seven very large crude carriers (“VLCCs”), six of which are currently operating and one will be delivered in June 2011. Total value attributed to the six currently operating vessels was $419,500 and $62,575 was attributed to the VLCC currently under construction (see Note 3).
     Total consideration of the remaining vessels to be delivered to Navios Acquisition as of September 30, 2010 is approximately $227,942. As of September 30, 2010, Navios Acquisition paid for the pre-delivery installments an amount of $264,190, which has been included in “Deposits for vessel acquisitions”.
Navios Logistics
     In September 2008, Navios Logistics began construction of a new silo at its port facility in Uruguay. The silo was operational as of the beginning of the third quarter of 2009 and has added an additional 80,000 metric tons of storage capacity. As of December 31, 2009, Navios Logistics completed the construction of the new silo and had paid an amount of $7,537 in total (out of which $4,770 was paid during 2008).
     On June 2, 2009, Navios Logistics took delivery of the Makenita H, a tanker vessel. The purchase price of the vessel amounted to approximately $25,207.
     On October 29, 2009, Navios Logistics acquired 51% of the outstanding share capital of Hidronave S.A. for cash consideration of $500 and took delivery of the Nazira, a push-boat. The fair value of the asset at the acquisition date was $1,700 and the goodwill arising from the acquisition amounted to $284, which has all been allocated to the Company’s Logistics Business segment.
     On February 3, 2010, Navios Logistics took delivery of the Sara H, a 9,000 dwt, double-hull product oil tanker vessel, which is chartered-out for three years, beginning March 2010. The purchase price of the vessel (including direct costs) amounted to approximately $17,980. The vessel is being financed through a long-term loan with terms similar to those relating to the Makenita H and the Estefania H.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     In June 2010, Navios Logistics agreed to enter into long-term bareboat agreements for two new product tankers, the Stavroula and the Jiujiang, each with a capacity of 16,871 dwt. The Jiujiang and Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. Both tankers are accounted for as capital leases.
NOTE 6: INTANGIBLE ASSETS OTHER THAN GOODWILL
     Intangible assets as of September 30, 2010 and December 31, 2009 consist of the following:
     Navios Holdings (excluding Navios Acquisition)

		Accumulated	Disposal/Transfer	Net Book Value
September 30, 2010	Acquisition Cost	Amortization	To vessel cost	September 30, 2010
Trade name	$100,420	$(17,203)	$—	$83,217
Port terminal operating rights	34,060	(4,372)	—	29,688
Customer relationships	35,490	(4,880)	—	30,610
Favorable construction contracts	7,600	—	(7,600)	—
Favorable lease terms (*)	250,674	(118,742)	(655)	131,277

Total Intangible assets	428,244	(145,197)	(8,255)	274,792

Unfavorable lease terms	(127,513)	74,264	—	(53,249)

Total	$300,731	$(70,933)	$(8,255)	$221,543

     Navios Acquisition

		Accumulated	Disposal/Transfer	Net Book Value
September 30, 2010	Acquisition Cost	Amortization	To vessel cost	September 30, 2010
Purchase options	$3,158	$—	$—	$3,158
Favorable lease terms	57,070	(219)	—	56,851

Total Intangible assets	60,228	(219)	—	60,009

Unfavorable lease terms	(5,819)	37	—	(5,782)

Total	$54,409	$(182)	$—	$54,227

     Total Navios Holdings

		Accumulated	Disposal/Transfer	Net Book Value
September 30, 2010	Acquisition Cost	Amortization	To vessel cost	September 30, 2010
Total Intangible assets	488,472	(145,416)	(8,255)	334,801
Unfavorable lease terms	(133,332)	74,301	—	(59,031)

Total	$355,140	$(71,115)	$(8,255)	$275,770

     Total Navios Holdings

		Accumulated	Disposal/Transfer to	Net Book Value
December 31, 2009	Acquisition Cost	Amortization	vessel cost	December 31, 2009
Trade name	$100,420	$(14,320)	$—	$86,100
Port terminal operating rights	34,060	(3,678)	—	30,382
Customer relationships	35,490	(3,549)	—	31,941
Favorable construction contracts	7,600	—	(3,200)	4,400
Favorable lease terms (*)	255,816	(103,760)	(4,308)	147,748

Total Intangible assets	433,386	(125,307)	(7,508)	300,571

Unfavorable lease terms	(130,523)	71,320	—	(59,203)
Backlog assets	14,830	(14,830)	—	—

Total	$317,693	$(68,817)	$(7,508)	$241,368

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     The aggregate amortizations of acquired intagibles will be as follows:

Navios Holdings (excluding Navios Acquisition)
Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter
Trade name	$3,854	$3,862	$3,854	$3,854	$3,854	$63,939
Port terminal operating rights	928	930	929	928	928	25,045
Customer relationships	1,775	1,775	1,775	1,775	1,775	21,735
Favorable lease terms	17,677	17,665	15,280	13,339	11,690	24,693
Unfavorable lease terms	(6,848)	(6,181)	(5,428)	(4,933)	(3,924)	(10,063)

	$17,386	$18,051	$16,410	$14,963	$14,323	$125,349

Navios Acquisition
Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter
Favorable lease terms	$4,519	$5,418	$5,418	$5,250	$4,959	$31,287
Unfavorable lease terms	(683)	(683)	(683)	(683)	(683)	(2,367)

	$3,836	$4,735	$4,735	$4,567	$4,276	$28,920

(*)	On April 28, 2010, the Navios Vector, a 50,296 dwt Ultra-Handymax vessel and former long-term chartered-in vessel in operation, was delivered to Navios Holdings’ owned fleet. The unamortized amount of $655 of the Navios Vector’s favorable lease was included as an adjustment to the carrying value of the vessel.
NOTE 7: BORROWINGS
     Borrowings consist of the following:

September 30,
2010
Navios Holdings loans
Loan Facility HSH Nordbank and Commerzbank A.G.	$141,961
Revolver Facility HSH Nordbank and Commerzbank A.G.	38,546
Commerzbank A.G.	208,328
Dekabank Deutsche Girozentrale	91,000
Loan Facility Emporiki Bank ($154,000)	61,380
Loan Facility Emporiki Bank ($75,000)	61,671
Loan Facility Emporiki Bank ($40,000)	21,000
Loan DNB NOR Bank ($40,000)	14,000
Loan DNB NOR Bank	63,600
Loan facility Marfin Egnatia Bank	30,000
Convertible debt	33,500
Unsecured bond	20,000
Ship mortgage notes	400,000
Senior notes	300,000

Total Navios Holdings loans	$1,484,986

Navios Logistics loans
Loan Marfin Egnatia Bank	70,000
Other long-term loans	44,756

Total Navios Logistics loans	$114,756

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

Navios Acquisition loans
Deutsche Schifsbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$100,286
Fortis Bank and DVB Bank SE	36,175
DVB Bank SE and Fortis Bank (Nederland) N.V.	51,103
Marfin Egnatia Bank	80,000
HSH Nordbank AG	46,000
DVB Group MerchantBank (Asia) Ltd, BNP Paribas, Credit Suisse and Deutsche Schiffsbank AG	54,700
DVB Group MerchantBank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG	58,907
DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG	58,785
DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG	38,775
China Merchant Bank Co., Ltd.	88,250

Total Navios Acquisition loans	$612,981

Total Navios Holdings loans (including Navios Acquisition and Navios Logistics loans)
Total borrowings	2,212,723
Less: unamortized discount	(7,251)
Less: current portion	(202,773)

Total long-term borrowings	$2,002,699

Navios Holdings loans:
     Senior Notes: In December 2006, the Company issued $300,000 senior notes at 9.5% fixed rate due on December 15, 2014. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than a subsidiary of Kleimar N.V. (“Kleimar”), Navios Logistics and its subsidiaries and the general partner of Navios Partners. In addition, the Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after December 15, 2010, at a fixed price of 104.75%, which price declines ratably until it reaches par in 2012. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Under a registration rights agreement the Company and the guarantors filed a registration statement no later than June 25, 2007 which became effective on July 5, 2007, enabling the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reinvested in the business within a specified period or used to pay secured debt.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Ship Mortgage Notes: In November 2009, the Company issued $400,000 first priority ship mortgage notes due on November 1, 2017 at 8.875% fixed rate. The ship mortgage notes are senior obligations of Navios Holdings and are secured by first priority ship mortgages on 15 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 9.5% senior notes. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Concurrently with the issuance of the ship mortgage notes, Navios Holdings has deposited $105,000 from the proceeds of the issuance into an escrow account. In December 2009, this amount was released to partially finance the acquisition of two designated Capesize vessels. At any time before November 1, 2012, Navios Holdings may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Company has the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015. Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Pursuant to the terms of a registration rights agreement, as a result of satisfying certain conditions, the Company and the guarantors are not obligated to file a registration statement that would have enabled the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.
Loan Facilities:
     The majority of the Company’s senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of September 30, 2010, the Company was in compliance with all of the covenants under each of its senior secured credit facilities.
     HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility composed of a $280,000 term loan facility and a $120,000 reducing revolving facility. In April 2008, the Company entered into an agreement for the amendment of the facility due to a prepayment of $10,000. After such amendment the term loan facility was repayable in 19 quarterly payments of $2,647, seven quarterly payments of $5,654 and a balloon payment of $166,382. In March 2009, Navios Holdings further amended its facility agreement, effective as of November 15, 2008, as follows: (a) to reduce the Security Value Maintenance ratio (“SVM”) (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14,000 ($5,000 in March 2009 and $1,125 on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin at 200 bps. The amendment was effective until January 31, 2010.
     Following the sale of the Navios Apollon on October 29, 2009, Navios Holdings prepaid $13,501 of the loan facility and permanently reduced its revolving credit facility by $4,778.
     Following the issuance of the ship mortgage notes in November 2009, the mortgages and security interests on 10 vessels previously secured by the loan and the revolving facility were fully released in connection with the partial prepayment of the facility with approximately $197,599, of which $195,000 was funded from the issuance of the ship mortgage notes and the remaining $2,599 from the Company’s cash. The Company permanently reduced the revolving facility by an amount of $26,662 and the term loan facility by $80,059. In April 2010, Navios Holdings further amended its facility agreement with HSH/Commerzbank as follows: (a) release of certain pledge deposits amounting to $117,519 and acceptance additional securities of substitute vessels; and (b) to set a margin ranging from 115 bps to 175 bps depending on the specified security value. In April, 2010, the available amount of $21,551 under the revolving facility was drawn and an amount of $117,519 was kept in a pledged account. As of September 30, 2010, restricted cash of $17,982 for financing the Navios Vector acquisition was drawn. The amount of $73,974 for financing the Navios Melodia and Navios Fulvia acquisition ($36,987 for each vessel) was drawn from the pledged account and a prepayment of $25,553 was made on October 1, 2010. As a result, no outstanding amount was kept in the pledged account as of October 1, 2010.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     The loan facility requires compliance with financial covenants, including specified SVM contained to total debt percentage and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.
     The revolving credit facility is available for future acquisitions and general corporate and working capital purposes.
     As of September 30, 2010, the outstanding amount under the revolving facility was $38,546 and the outstanding amount under the term facility was $141,961.
     Emporiki Facility: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece of up to $154,000 in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above-mentioned agreement, the amount of the facility has been changed to up to $130,000.
     On March 18, 2010, following the sale of the Navios Aurora II to Navios Partners, Navios Holdings repaid $64,350. Following the delivery of the Navios Antares on January 2010, an additional amount of $14,830 was drawn and the outstanding amount of the facility $64,350. The amended facility is repayable in 10 semi-annual installments of $2,970 and 10 semi-annual installments of $1,980 with a final balloon payment of $14,850 on the last payment date. The interest rate of the amended facility is based on a margin of 175 bps. The loan facility requires compliance with the covenants contained in the senior notes. As of September 30, 2010, the outstanding amount under this facility was $61,380.
     In September 2010, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier. The loan is repayable in 20 semi-annual equal installments of $1,500 each, with a final balloon payment of $10,000 on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. As of September 30, 2010, the amount drawn was $21,000.
     DNB Facility: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $133,000 in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches amounting to $66,500 has been cancelled following the cancellation of construction of one of the two Capesize bulk carriers. As of June 30, 2010, the total available amount of $66,500 was drawn. The amended facility is repayable six months following the delivery of the Capesize vessel in 11 semi-annual installments of $2,900, with a final payment of $34,600 on the last payment date. The interest rate of the amended facility is based on a margin of 225 bps as defined in the new agreement. As of September 30, 2010, the outstanding amount under this facility was $63,600.
     In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier. The loan is repayable three months following the delivery of the Capesize vessel in 24 equal quarterly installments of $645 each, with a final balloon payment of $24,520 on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. As of September 30, 2010, the amount drawn was $14,000.
     Marfin Revolving Facility: In December 2008, Navios Holdings entered into a $90,000 revolving credit facility with Marfin Egnatia Bank for general corporate purposes. The facility was repayable in one installment in December 2010 and bear interest based on a margin of 275 bps. The facility contained customary covenants and required compliance with certain of the covenants contained in the indenture governing the existing senior notes. Following the issuance of the ship mortgage notes in November 2009, the ship mortgage previously secured by this revolving facility was fully released in connection with the partial repayment of the facility with approximately $83,412 and the remaining balance amount of $6,588 was fully repaid in December 2009.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120,000 with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable upon delivery of the Capesize vessels in 20 semi-annual installments and bears an interest rate based on a margin of 190 bps. The loan facility requires compliance with the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants. As of December 31, 2009, the full amount was drawn. As of September 30, 2010, $91,000 was outstanding under this facility. Following the sale of the Navios Pollux to Navios Partners in May 2010, an amount of $39,000 was kept in a pledged account pending the delivery of a substitute vessel as collateral to this facility. The amount of $39,000 kept in the pledged account was released to finance the delivery of the Capesize vessel Navios Buena Ventura that was delivered to Navios Holdings on October 29, 2010.
     Convertible Debt: In February 2009, Navios Holdings issued $33,500 of convertible debt at a fixed rate of 2% exercisable at a price of $11.00 per share, exercisable until February 2012, in order to partially finance the acquisition of the Navios Vega. Interest is payable semi-annually. Unless previously converted, the amount is payable in February 2012. The Company has the option to redeem the debt in whole or in part in multiples of a thousand dollars, at any time after February 2010 at a redemption price equal to 100% of the principal amount to be redeemed. The convertible debt was recorded at fair market value on issuance at a discounted face value of 94.5%. The fair market value was determined using a binomial stock price tree model that considered both the debt and conversion features. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.
     Marfin Facility: In March 2009, Navios Holdings entered into a loan facility with Marfin Egnatia Bank of up to $110,000 to be used to finance the pre-delivery installments for the construction of newbuilding vessels and for general corporate purposes. Following the refinancing of this facility in October 2009, as a result of which one subsidiary that is a guarantor of the ship mortgage notes issued in November 2009 was replaced as borrower with another, the facility term was extended to October 2011. It bears interest at a rate based on a margin of 275 bps. As of September 30, 2010, a total amount of $43,375 was drawn, out of which $13,375 was prepaid. As of September 30, 2010, the outstanding amount under this facility was $30,000, which was fully prepaid on October 1, 2010.
     Commerzbank Facility: In June 2009, Navios Holdings entered into a new facility agreement of up to $240,000 (divided into four tranches of $60,000) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. The principal amount for the three Capesize vessels under construction is available for partial drawdown according to the terms of the payment of the shipbuilding contracts. Each tranche of the facility is repayable starting three months after the delivery of each Capesize vessel in 40 quarterly installments of $882 with a final payment of $24,706 on the last payment date. It bears interest at a rate based on a margin of 225 bps. As of September 30, 2010, the outstanding amount was $208,328. The loan facility requires compliance with the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants. Following the delivery of two Capesize vessels, the Navios Melodia and the Navios Buena Ventura, on September 20, 2010 and October 29, 2010, respectively, Navios Holdings cancelled two of the four tranches and fully repaid in October 2010 their outstanding loan balances, $53,600 and $54,500, respectively.
     Unsecured Bond: In July 2009, Navios Holdings issued a $20,000 unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest will accrue on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, which is the maturity date. The unsecured bond may be prepaid by Navios Holdings at any time without prepayment penalty.
     Emporiki Facility: In August 2009, Navios Holdings entered into a loan agreement with Emporiki Bank of Greece of up to $75,000 (divided into two tranches of $37,500) to partially finance the acquisition costs of two Capesize vessels. Each tranche of the facility is repayable in 20 semi-annual installments of $1,375 with a final payment of $10,000 on the last payment date. The repayment of each tranche starts six months after the delivery date of the respective Capesize vessel. It bears interest at a rate of LIBOR plus 175 bps. As of September 30, 2010, $61,671 was drawn under this facility. The loan facility requires compliance with certain covenants contained in the senior notes. After the delivery of the vessels the loan also requires compliance with certain financial covenants.
     DVB Facility: On August 4, 2005, Kleimar entered into a $21,000 loan facility with DVB Bank for the purchase of a vessel. The loan was assumed upon acquisition of Kleimar and was repayable in 20 quarterly installments of $280 each with a final balloon payment of $15,400 in August 2010. The loan was secured by a mortgage on a vessel together with assignment of earnings and insurances. As of September 30, 2010, the outstanding amount under this facility had been fully repaid.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Navios Acquisition loans:
     Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 7, 2010 with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. As of September 30, 2010, $100,286 was drawn under this facility. The loan also requires compliance with certain financial covenants.
     Fortis Bank and DVB Bank S.E.: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. As of September 30, 2010, $36,175 was drawn under this facility. The loan also requires compliance with certain financial covenants.
     DVB Facility: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and Fortis Bank (Nederland) N.V. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $448 each with a final balloon payment of $15,241 to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. As of September 30, 2010, the outstanding amount under this facility was $51,103. The loan also requires compliance with certain financial covenants.
     Marfin Egnatia Bank. In September 2010, Navios Acquisition (through four subsidiaries which we expect will guarantee the notes offered hereby) entered into an $80,000 revolving credit facility with Marfin Egnatia Bank to partially finance the acquisition and construction of vessels and for investment and working capital purposes. The loans are secured by assignments of construction contracts and guarantees and ship mortgages on certain of the product and chemical vessels and the Shinyo Kieran, as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions) and bears interest at a rate of LIBOR plus 275 bps. As of September 30, 2010 the outstanding amount under this facility was $80,000.
The VLCC Acquisition Credit Facilities
     On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition. In connection with the acquisition of the VLCC vessels, Navios Acquisition entered into, assumed and supplemented the VLCC Acquisition Credit Facilities described below. The VLCC Acquisition Credit Facilities were fully repaid and terminated with the proceeds of the notes on October 21, 2010.
     On December 12, 2006, a loan of $82,875 was obtained from HSH Nordbank AG. The loan is secured by the Shinyo Navigator together with security interests in related assets. The balance of the loan assumed at closing was $56,125 and is repayable in one installment of $2,125, one installment of $1,810, 12 installments of $2,023, eight installments of $1,491 and four installments of 1,997 after the prepayment of $8,000 on September 13, 2010. Payments are to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and is guaranteed by Navios Acquisition. The amended terms include (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements, (c) the prepayment of $8,000 held in a cash collateral account and (d) a minimum value clause at 115% starting on June 30, 2011 and 120% starting on December 31, 2011. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of September 30, 2010 the outstanding amount under this facility was $46,000 and was subsequently repaid through the issuance of the $400,000 of 8 5/8% first priority ship mortgage notes due 2017 (the “Ship Mortgage Notes”).

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     On September 5, 2007, a syndicated loan of $65,000 was obtained from DVB Group MerchantBank (Asia) Ltd, BNP Paribas, Credit Suisse and Deutsche Schiffsbank AG. The loan is secured by the C. Dream together with security interests in related assets. The balance of the loan assumed at closing was $54,700 paid and is repayable in one installment of $900, four installments of $950, four installments of $1,000, four installments of $1,075, four installments of $1,150 four installments of $1,200, seven installments of $1,250 and a balloon payment of $23,550 payable together with the last installment. Payments are to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and is guaranteed by Navios Acquisition. The amended terms include (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of September 30, 2010 the outstanding amount under this facility was $54,700 and was repaid through the issuance of the Ship Mortgage Notes.
     On January 4, 2007, a syndicated loan of $86,800 was obtained from DVB Group MerchantBank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan is secured by the Shinyo Ocean together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58,907 and is repayable in three installments of $1,575, four installments of $1,675, four installments of $1,725 four installments of $1,850, four installments of $1,950, four installments of $2,100, three installments of $2,200 and a balloon payment of $10,382 payable together with the last installment. Payments are to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and is guaranteed by Navios Acquisition. The amended terms include (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. The outstanding amount under this facility as of September 30, 2010 was $58,907 and was repaid through the issuance of the Ship Mortgage Notes.
     On January 4, 2007, a syndicated loan of $86,800 was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan is secured by the Shinyo Kannika together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58,784 and is payable in two installments of $1,550, four installments of $1,625, four installments of 1,725, four installments of $1,850, four installments of $1,950, four installments of $2,100, three installments of $2,200 and a balloon payment of $12,084 together with the last installment. Forty quarterly payments are to be made commencing on February 15, 2007. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and is guaranteed by Navios Acquisition. The amended terms include (a) a new margin of 2.75%, (b) financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of September 30, 2010 the outstanding amount under this facility was $58,784 and was repaid through the issuance of the Ship Mortgage Notes.
     On May 16, 2007, a syndicated loan in the amount of $62,000 was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan is secured by the Shinyo Splendor together with security interests in related assets. The balance of the credit facility on September 10, 2010 was $38,755 and is repayable in three installments of $1,925, four installments of $2,075, four installments of $2,200 and three installments of $2,350 together with a balloon payment of $8,850. Payments are to be made for 28 quarters from the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition and is guaranteed by Navios Acquisition. The amended terms include (a) a new margin of 2.75% applicable for tranche A and margin of 4% applicable for tranche B, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) minimum value clause at 115% until December 31, 2011 on a charter attached basis and thereafter at 130% on a charter-free basis. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of September 30, 2010 the outstanding amount under this facility was $38,775 and was repaid through the issuance of the Ship Mortgage Notes.
     On March 26, 2010, a loan facility of $90,000 was obtained from China Merchant Bank Co., Ltd. to finance the construction of the Shinyo Saowalak. The balance of the loan facility as September 10, 2010 was $90,000. The loan is secured by the Shinyo Saowalak together with security interests in related assets and is repayable by 12 installments of $1,750, 12 installments of $2,000 and 16 installments of $2,813. The first repayment is to be made on September 21, 2010 with the last installment paid on the date falling 117 months after September 21, 2010. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and is guaranteed by Navios Acquisition. The amended terms include a financial covenant package similar to Navios Acquisition’s other facility agreements. The outstanding amount under this facility as of September 30, 2010 was $88,250 and was repaid through the issuance of the Ship Mortgage Notes.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Navios Logistics loans:
     On March 31, 2008, Nauticler S.A. entered into a $70,000 loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan was initially repayable in one installment by March 2011 and was bearing interest at LIBOR plus a margin of 175 bps. In March 2009, Navios Logistics transferred its loan facility of $70,000 to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and an increase in margin to 275 bps. On March 23, 2010, the loan was extended for one additional year, providing an increase in margin to 300 bps. The loan is repayable in one payment in March 2012. As of September 30, 2010, the amount outstanding under this facility was $70,000.
     In connection with the acquisition of Horamar, Navios Logistics assumed a $9,500 loan facility that was entered into by HS Shipping Ltd. Inc. in 2006, in order to finance the building of a 8,974 dwt double hull tanker (Malva H). Since the vessel’s delivery, the interest rate has been LIBOR plus 150 bps. The loan is repaid in installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The repayment date shall not extend beyond December 31, 2011. The loan can be pre-paid before such date, with two days written notice. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of September 30, 2010, the amount outstanding under this facility was $6,788.
     In connection with the acquisition of Horamar, Navios Logistics assumed a $2,286 loan facility that was entered into by Thalassa Energy S.A. in October 2007, in order to finance the purchase of two self-propelled barges (the Formosa and San Lorenzo). The loan bears interest at LIBOR plus 150 bps. The loan will be repaid by five equal installments of $457, two of which were made in November 2008 and June 2009, a third was made in January 2010, a fourth in August 2010 and the remaining will be repaid in March 2011. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. The loan is secured by a first priority mortgage over the two self-propelled barges (the Formosa and San Lorenzo). As of September 30, 2010, the amount outstanding under this facility was $457.
     On September 4, 2009, HS Navigation Inc. entered into a loan facility for an amount of up to $18,710 that bears interest at LIBOR plus 225 bps in order to finance the acquisition cost of the Estefania H. The loan will be repaid by installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Navigation Inc. The repayment date shall not extend beyond May 15, 2016. As of September 30, 2010, the amount outstanding under this facility was $15,243. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items.
     On December 15, 2009, HS Tankers Inc. entered into a loan facility in order to finance the acquisition cost of the Makenita H for an amount of $24,000 which bears interest at LIBOR plus 225 bps. The loan will be repaid by installments. The amount of each installment (a) shall not be less than 90% of the amount of the last hire payment due to be paid to HS Tankers Inc. prior to the repayment date and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The repayment date shall not extend beyond March 24, 2016. As of September 30, 2010, the amount outstanding under this facility was $21,515. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items.
     In connection with the acquisition of Hidronave S.A. in October 29, 2009, Navios Logistics assumed an $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the building of a pushboat (Nazira). As of September 30, 2010, the outstanding loan balance was $752. The loan facility bears interest at a fixed rate of 600 bps. The loan is repaid by installments of $6 each and the final repayment date can not extend beyond August 10, 2021. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items.

September 30,
2010
Amounts in
Long-Term Debt Obligations:	thousands of
Year	U.S. dollars
September 30, 2011	$202,773
September 30, 2012	303,144
September 30, 2013	100,414
September 30, 2014	111,334
September 30, 2015	465,804
September 30, 2016 and thereafter	1,029,254

Total	$2,212,723

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 8: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS
Warrants
     The Company accounts for the Navios Acquisition Warrants (see Note 1), which were obtained in connection with its investment in Navios Acquisition, under guidance for accounting for derivative instruments and hedging activities. This accounting guidance establishes accounting and reporting standards for derivative instruments and other hedging activities. In accordance with the relative accounting guidance, the Company before acquiring control over Navios Acquisition, recorded the Navios Acquisition Warrants in the consolidated balance sheets under “Long-term derivative assets” at fair value, with changes in fair value recorded in “(Loss)/gain on derivatives” in the consolidated statements of income.
     Prior to the consolidation of Navios Acquisition, Navios Holdings valued the Navios Acquisition Warrants at fair value amounting to $14,069 (fair value $9,120 of 7,600,000 warrants at $1.20 per warrant and $4,949 of 6,035,000 sponsor warrants at $0.82 per warrant), and changes in fair value recorded in “(Loss)/gain on derivatives” in the consolidated statements of income amounting to $5,888 ($2,595 and $6,818 for the three and nine month period ended September 30, 2009).
     Upon obtaining control of Navios Acquisition (see Note 1), the investment in shares of common stock and the investment in warrants were remeasured to fair value resulting in a gain of $17,742 recorded in the statements of income under “Gain on change in control” and noncontrolling interest was recognized at fair value, being the number of shares not controlled by the Company at the public share price as of May 28, 2010 of $6.56, amounting to $60,556.
     During the period from January 1, 2010 to May 27, 2010, the changes in net unrealized holding gains on warrants amounted to $0 and $5,888 for the three and nine month periods ended September 30, 2010 ($2,595 and $9,135 for the three and nine month periods ended September 30, 2009).
Interest rate risk
     The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under the relative accounting guidance, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis, performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the statement of income.
     For the three month periods ended September 30, 2010, and 2009, the realized loss on interest rate swaps was $249 and $266, respectively. For the nine month periods ended September 30, 2010, and 2009, the realized loss on interest rate swaps was $965 and $1,238, respectively. As of September 30, 2010 and December 31, 2009, the outstanding net liability was $191 and $1,133, respectively. The movement in the unrealized gain/(loss) for the three month periods ended September 30, 2010 and 2009, was $(268) and $(932), respectively, and for the nine month periods ended September 30, 2010 and 2009 was $942 and $164, respectively.
     The swap agreements have been entered into by subsidiaries. The Royal Bank of Scotland swap agreements have been collateralized by a cash deposit of $1,200. The Alpha Bank swap and the HSH Nordbank swap agreements have been expired as of September 30, 2010.
Forward Freight Agreements (FFAs)
     The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short-term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes, except as discussed below, and as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.
     Drybulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved and they are settled monthly based on publicly quoted indices.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “(Loss )/gain on derivatives”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions affected earnings. There were no amounts during the periods ended September 30, 2010 and 2009, which have been included in “Accumulated Other Comprehensive Income” and reclassified to earnings.
     At September 30, 2010 and December 31, 2009, none of the “mark to market” positions of the open drybulk FFA contract, qualified for hedge accounting treatment. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.
     The net losses from FFAs recorded in the statement of income amounted to $(57) and $(468), for the three month periods ended September 30, 2010 and 2009, respectively, and $(1,861) and $(4,196) for the nine month periods ended September 30, 2010 and 2009, respectively.
     During each of the nine month periods ended September 30, 2010 and 2009, the changes in net unrealized losses on FFAs amounted to $14,976 and $5,499, respectively. For the three month periods ended September 30, 2010 and 2009, the changes in net unrealized (losses)/gains on FFAs amounted to $4,817 and $(2,668), respectively.
     The open drybulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

	September 30,	December 31,
Forward Freight Agreements (FFAs)	2010	2009
Short-term FFA derivative asset	$6,788	$28,194
Short-term FFA derivative liability	(2,183)	(9,542)
Long-term FFA derivative asset	(36)	—

Net fair value on FFA contracts	$4,641	$18,652

NOS FFAs portion of fair value transferred to NOS derivative account (*)	$92	$(77)

LCH FFAs portion of fair value transferred to LCH derivative account (**)	$3,365	$10,265

     The open interest rate swaps, after consideration of their fair value, are summarized as follows:

	September 30,	December 31,
Interest Rate Swaps	2010	2009
Short-term interest rate swap liability	(191)	(1,133)

Net fair value of interest rate swap contract	$(191)	$(1,133)

Reconciliation of balances
     Total of balances related to derivatives and financial instruments:

	September 30,	December 31,
	2010	2009
FFAs	$4,641	$18,652
NOS FFAs portion of fair value transferred to NOS derivative account (*)	92	(77)
LCH FFAs portion of fair value transferred to LCH derivative account (**)	3,365	10,265
Navios Acquisition Warrants	—	8,181
Interest rate swaps	(191)	(1,133)

Total	$7,907	$35,888

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Balance Sheet Values

	September 30,	December 31,
	2010	2009
Total short-term derivative asset	$10,245	$38,382
Total long-term derivative asset	36	8,181
Total short-term derivative liability	(2,374)	(10,675)

Total	$7,907	$35,888

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).

(**)	LCH: The London Clearing House.
Fair Value of Financial Instruments
     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
     Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.
     Forward Contracts: The estimated fair value of forward contracts and other assets was determined based on quoted market prices.
     Borrowings: The carrying amount of the floating rate loans approximates its fair value. Only the senior and ship mortgage notes have a fixed rate and their fair value, which was determined based on quoted market prices, is indicated in the table below.
     Interest rate swaps: The fair value of the interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date and are valued using pricing models.
     Forward freight agreements: The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.
     The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2010
	Book Value	Fair Value
Cash and cash equivalent	133,200	133,200
Restricted cash	171,156	171,156
Accounts receivable, net	79,557	79,557
Accounts payable	41,259	41,259
Senior and ship mortgage notes, net of discount	693,594	736,000
Long-term debt	1,511,878	1,511,878
Investments in available for sale securities	79,999	79,999
Interest rate swaps	(191)	(191)
Forward Freight Agreements, net	4,641	4,641
     The following tables set forth by level the Company’s assets and liabilities that are measured at fair value on a recurring basis. As required by the fair value guidance, assets and liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Fair Value Measurements as of September 30, 2010
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$6,824	$6,824	$—	$—
Investments in available for sale securities	79,999	79,999	—	—

Total	$86,823	$86,823	$—	$—

	Fair Value Measurements as of September 30, 2010
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$2,183	$2,183	$—	$—
Interest rate swap contracts	191	—	191	—

Total	$2,374	$2,183	$191	$—

	Fair Value Measurements as of December 31, 2009
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$28,194	$28,194	$—	$—
Navios Acquisition Warrants	8,181	—	8,181	—
Investments in available for sale securities	46,314	46,314	—	—

Total	$82,689	$74,508	$8,181	$—

	Fair Value Measurements as of December 31, 2009
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$9,542	$9,542	$—	$—
Interest rate swap contracts	1,133	—	1,133	—

Total	$10,675	$9,542	$1,133	$—

     The Company’s FFAs are valued based on published quoted market prices. Navios Acquisition Warrants are valued based on quoted market indices taking into consideration their restricted nature. Investments in available for sale securities are valued based on published quoted market prices. Interest rate swaps are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 9: PREFERRED AND COMMON STOCK
     In November 2008, the Board of Directors approved a share repurchase program for up to $25,000 of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indenture. For the nine months ended September 30, 2010 and 2009, 0 and 331,900 shares, respectively, were repurchased under this program, for a total consideration of $0 and $717, respectively.
Issuances to Employees and Exercise of Options
     On January 3, 2009, 12,658 restricted stock units were granted to the Company’s employees under the Company’s stock option plan for its employees, officers and directors.
     On February 5, 2009, pursuant to the stock plan approved by the Board of Directors, Navios Holdings issued 55,675 restricted shares of common stock to its employees.
     On December 17, 2009, pursuant to the stock option plan approved by the Board of Directors, Navios Holdings issued 308,174 restricted shares of common stock and 12,250 restricted stock units to its employees.
     On June 2, 2010, July 1, 2010 and September 9, 2010, 86,328, 15,000 and 29,249 shares, respectively, were issued following the exercise of the options exercised for cash at an exercise price of $3.18 per share.
     As of September 30, 2010, the unamortized compensation expense of the Company’s stock plan is $1,715.
Issuances for Construction or Purchase of Vessels
     On September 17, 2009 and on June 23, 2009, Navios Holdings issued 2,829 shares of Preferred Stock (fair value $12,905) and 1,870 shares of Preferred Stock (fair value $7,177), respectively, at $10.0 nominal value per share to partially finance the construction of three Capesize vessels.
     On November 25, 2009, Navios Holdings issued 1,702 shares of Preferred Stock (fair value $8,537) at $10.0 nominal value per share to partially finance the acquisition of the Navios Aurora II.
     On December 17, 2009, Navios Holdings issued 357,142 shares of common stock upon conversion of 500 shares of Preferred Stock issued on September 18, 2009 to partially finance the acquisition of the Navios Celestial.
     On December 23, 2009, on January 20, 2010 and on January 27, 2010, Navios Holdings issued 1,800 shares of Preferred Stock (fair value $9,162), issued 1,780 shares of Preferred Stock (fair value $10,550) and 300 shares of Preferred Stock (fair value $1,651) at $10.0 nominal value per share to partially finance the acquisition of the Navios Stellar, Navios Antares and one additional newbuild Capesize vessel, respectively.
     On July 31, 2010 and on August 31, 2010, Navios Holdings issued 2,500 shares of Preferred Stock (fair value $12,421) and 1,870 shares of Preferred Stock (fair value $9,093) at $10.0 nominal value per share to partially finance the acquisition of the Navios Melodia and Navios Fulvia, respectively. The Navios Melodia and Navios Fulvia were delivered to Navios Holdings on September 20, 2010 and October 1, respectively.
Vested, Surrendered and Forfeited
     On November 20 2009, and December 16, 2009, 2,090 and 4,037 restricted shares were surrendered, respectively.
     During 2009, 22,457 restricted shares of common stock were forfeited upon termination of employment.
     On January 3, 2010 and on January 31, 2010, 12,652 restricted shares of common stock and 3,000 restricted shares of common stock, respectively, issued to the Company’s employees during 2009 and 2008, have vested.
     On February 26, 2010, May 31, 2010 and September 30, 2010, 200, 2,250 and 800 restricted shares were surrendered, respectively.
     Following the issuances and cancellations of the shares, described above, Navios Holdings had, as of September 30, 2010, 101,017,178 shares of common stock and 14,651 shares of Preferred Stock outstanding.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     All above mentioned issued shares of Preferred Stock were recorded at fair market value on issuance. The fair market value was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date all Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per preferred share.
NOTE 10: COMMITMENTS AND CONTINGENCIES
     As of September 30, 2010, the Company was contingently liable for letters of guarantee and letters of credit amounting to $835 (2009: $5,841) issued by various banks in favor of various organizations and the total amount is collateralized by cash deposits, which are included as a component of restricted cash (2009: $1,691).
     The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.
     As of September 30, 2010, the Company’s subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to $5,388. The respective provision for such contingencies is included in “Long-term liabilities and deferred income”. According to the acquisition agreement, if such cases materialize against the Company, the amounts involved will be reimbursed by the previous shareholders, and, as such, the Company has recognized a respective receivable (included in “Other long-term assets”) against such liability. The contingencies are expected to be resolved in the next five years. In the opinion of management, the ultimate disposition of these matters will not adversely affect the Company’s financial position, results of operations or liquidity. In August 2009, Navios Logistics issued a performance guarantee of up to $4,000 plus interest and costs in favor of a customer of its subsidiary, Petrolera San Antonio S.A., covering sales of gas oil contracted between the parties.
     The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through June 2023.
NOTE 11: TRANSACTIONS WITH RELATED PARTIES
     Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are €450 (approximately $612) and the lease agreements expire in 2017. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     On October 31, 2007, Navios ShipManagement Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 1,367.5 square meters and houses part of the operations of the Company. The total annual lease payments are €431 (approximately $586) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”) as a broker. Commissions paid to Acropolis for each of each of the three month periods ended September 30, 2010 and 2009 were $39 and $119, respectively and for the nine months periods ended September 30, 2010 and 2009, were $95 and $253, respectively. The Company owns fifty percent of the common stock of Acropolis. During the nine month period ended September 30, 2010 and the nine month period ended September 30, 2009, the Company received dividends of $616 and $878, respectively. Included in the trade accounts payable at September 30, 2010 and December 31, 2009 was an amount of $160 and $134, respectively, which was due to Acropolis.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the three month periods ended September 30, 2010 and 2009 amounted to $5,170 and $2,668, respectively and for the nine month periods ended September 30, 2010 and 2009, $14,064 and $7,917, respectively. In October 2009, the fixed fee period was extended for two years and the daily fees were amended to $4.5 per owned Ultra Handymax vessel, $4.4 per owned Panamax vessel and $5.5 per owned Capesize vessel.
     Pursuant to a management agreement dated May 28, 2010, as amended on September 10, 2010, Navios Holdings provides for five years from the closing of Navios Acquisition’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6 per owned MR2 product tanker and chemical tanker vessel and $7 per owned LR1 product tanker vessel for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects that it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6 and $7 fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300 per vessel. Total management fees for the three month periods ended September 30, 2010 and 2009 amounted to $2,534 and $0, respectively, and for the nine month periods ended September 30, 2010 and 2009, $2,548 and $0, respectively.
     General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended September 30, 2010 and 2009 amounted to $698 and $309, respectively, and for the nine month periods ended September 30, 2010 and 2009, amounted to $2,000 and $1,264, respectively.
     On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended September 30, 2010 and 2009 amounted to $91 and $0, respectively, and for the nine month periods ended September 30, 2010 and 2009, $140 and $0, respectively.
     Balance due from affiliate: Due from affiliate as of September 30, 2010 amounts to $2,854 (2009: $5,150) which includes the current amounts of $2,854 due from Navios Partners (2009: $5,119). The balance in the prior year mainly consists of management fees, administrative fees and other expenses.
     Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners in connection with the closing of Navios Partners’ IPO (the “Partners Omnibus Agreement”) governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The Partners Omnibus Agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties.
     Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition pursuant to which, among the other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of the drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Sale of Navios Apollon: On October 29, 2009, Navios Holdings sold the Navios Apollon to Navios Partners. The sale price of $32,000 was received entirely in cash. The book value assigned to the vessel was $25,131, resulting in gain from her sale of $6,869, of which, $3,995 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $2,874 representing profit of Navios Holdings’ 41.8% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being amortized over the remaining life of the vessel or until it is sold. Following Navios Partners’ public equity offering of 4,000,000 common units in November 2009, 3,500,000 common units in February 2010, and 4,500,000 common units in May 2010, and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 37%, then to 33.2% and finally to 31.3%, recognizing an additional $318, $218 and $91, respectively, of the deferred gain which has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of September 30, 2010, the unamortized portion of the gain was $956.
     Sale of rights of Navios Sagittarius: On June 10, 2009, Navios Holdings sold to Navios Partners the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash consideration of $34,600. The book value assigned to the vessel was $4,308, resulting in a gain from her sale of $30,292, of which $16,782 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $13,510 representing profit of Navios Holdings’ 44.6% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being recognized to income based on the remaining term of the vessel’s contract rights or until the vessel’s rights are sold. Following Navios Partners’ public equity offering of 2,800,000 common units in September 2009, Navios Holdings’ interest in Navios Partners decreased to 42.3% and to 41.8% in October 2009 after the exercise of the overallotment option and $659 of the deferred gain has been recognized in the statements of income of 2009 under “Equity in net earnings of affiliated companies”. In November 2009, following Navios Partners’ public equity offering of 4,000,000 common units, Navios Holdings’ interest in Navios Partners decreased to 37.0% and $1,528 of the deferred gain has been also recognized in the statements of income of 2009 under “Equity in net earnings of affiliated companies”. Following Navios Partners’ public equity offering of 3,500,000 common units in February 2010 and 4,500,000 common units in May 2010, and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 33.2%, and then to 31.3%, recognizing an additional $1,064 and $520, respectively, of the deferred gain which has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of September 30, 2010, the unamortized portion of the gain was $8,103.
     Navios Bonavis: On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000, and, with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. Navios Holdings recognized in its results a non-cash compensation income amounting to $6,082. The 1,000,000 subordinated Series A units are included in “Investments in affiliates”.
     Sale of Navios Hope: On July 1, 2008, the Navios Hope was sold to Navios Partners in accordance with the terms of the Partners Omnibus Agreement. The sale price consisted of $35,000 in cash and $44,936 in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units is classified as “Investments in available for sale securities”. The gain from the sale of the Navios Hope was $51,508 of which $24,940 was recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26,568 which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners had been deferred under “Long-term liabilities and deferred income” and amortized over the remaining life of the vessel or until it is sold. Following Navios Partners’ public equity offerings of (a) 3,500,000 common units in May 2009; (b) 2,800,000 common units in September 2009 and the completion of the exercise of the overallotment option previously granted to the underwriters in connection with this offering in October 2009; and (c) 4,000,000 common units in November 2009, Navios Holdings’ interest in Navios Partners decreased to 44.6% in May 2009, to 42.3% in September 2009, to 41.8% in October 2009 after the exercise of the overallotment option and further to 37.0% in November 2009. As a result of this decrease, $3,464, $1,098 and $2,574, respectively, of the deferred gain has been recognized in the statements of income of 2009 under “Equity in net earnings of affiliated companies”. Following Navios Partners’ public equity offering of 3,500,000 common units in February 2010 and 4,500,000 common units in May 2010, and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 33.2%, and then to 31.3%, recognizing an additional $1,751 and $862, respectively, of the deferred gain in the statements of income under “Equity in net earnings of affiliated companies”. As of September 30, 2010, the unamortized portion of the gain was $13,628.
     Sale of Navios Hyperion: On January 8, 2010, Navios Holdings sold the Navios Hyperion, a 2004-built Panamax vessel to Navios Partners for $63,000 in cash. The book value assigned to the vessel was $25,168, resulting in gain from the sale of $37,832, of which, $23,836 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $13,996 representing profit of Navios Holdings’ 37.0% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being amortized over its remaining useful life or until it is sold. Following Navios Partners’ public equity offering of 3,500,000 common units in February 2010 and 4,500,000 common units in May 2010, and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 33.2%, and then to 31.3%, recognizing an additional $1,414 and $671, respectively, of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of September 30, 2010, the unamortized portion of the gain was $9,832.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Sale of Navios Aurora II: On March 18, 2010, Navios Holdings sold the Navios Aurora II, a 2009 South Korean-built Capesize vessel with a capacity of 169,031 dwt, to Navios Partners for $110,000. Out of the $110,000 purchase price, $90,000 was paid in cash and the remaining amount was paid through the receipt of 1,174,219 common units of Navios Partners. The book value assigned to the vessel was $109,508, resulting in gain from her sale of $818, of which $547 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $271 representing profit of Navios Holdings’ 33.2% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being amortized over its remaining useful life or until it is sold. The deferred gain has been fully amortized during the second quarter of 2010.
     Sale of Navios Pollux: On May 21, 2010, Navios Holdings sold the Navios Pollux, a 2009 South Korean-built Capesize vessel with a capacity of 180,727 dwt, to Navios Partners for $110,000. The book value assigned to the vessel was $107,452, resulting in gain from the sale of $2,548, of which $1,751 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $797 representing profit of Navios Holdings’ 31.3% interest in Navios Partners has been deferred under “Long-term liabilities and deferred income” and is being amortized over its remaining useful life or until it is sold. As of September 30, 2010, the unamortized portion of the gain was $27.
     The deferred gain recognized in equity in earnings in connection with the public offerings of Navios Partners’ common units relates to gains that initially arose from the sale of vessels by Navios Holdings to Navios Partners. Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with above mentioned Navios Partners’ public offerings, a pro rata portion of the deferred gain was released to income upon dilution of the Company’s ownership interest in Navios Partners.
     Purchase of shares in Navios Acquisition: Navios Holdings has purchased 6,337,551 shares of Navios Acquisition common stock for $63,230 in open market purchases. As of May 28, 2010, following these purchases, Navios Holdings owned 12,372,551 shares, or 57.3%, of the outstanding common stock of Navios Acquisition. At that date, Navios Holdings acquired control over Navios Acquisition, which was consolidated in the financial statements of Navios Holdings from that date. As a result of gaining control, Navios Holdings recognized the effect of $17,742, which represents the fair value of the Company’s ownership of 12,372,551 shares of Navios Acquisition’s common stock, in the statements of income under “Gain on change in control”.
     Acquisition of Eleven Product Tanker and Two Chemical Tanker Vessels: On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457,659 (see Note 1 and Note 3).
     Navios Acquisition Warrant Program: On September 2, 2010, Navios Acquisition announced the successful completion of its warrant program (the “Warrant Program”). Under the Warrant Program, holders of publicly traded warrants (“Public Warrants”) had the opportunity to exercise the Public Warrants on enhanced terms through August 27, 2010. Navios Holdings exercised in cash 13,635,000 Private Warrants and paid $77,037 (see Note 1). Navios Holdings currently holds no other warrants of Navios Acquisition.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 12: SEGMENT INFORMATION
     The Company has three reportable segments from which it derives its revenues: Drybulk Vessel Operations, Tanker Vessel Operations and Logistics Business. Starting in 2008, following the acquisition of Horamar and the formation of Navios Logistics, the Company renamed its Port Terminal Segment as its Logistics Business segment to include the activities of Horamar, which provides similar products and services in the region that Navios Holdings’ existing port facility currently operates. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Drybulk Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region. Following the formation of Navios Acquisition, the Company included an additional reportable segment, the Tanker Vessel Operations business, which consists of transportation and handling of liquid cargoes through ownership, operation, and trading of tanker vessels.
     The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Vessel Operations		Logistics Business		Tanker Vessel Operations		Total
	Three Month	Three Month	Three Month	Three Month	Three Month	Three Month	Three Month	Three Month
	Period ended	Period ended	Period ended	Period ended	Period ended	Period ended	Period ended	Period ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009	2010	2009	2010	2009
Revenue	$106,773	$121,231	$55,302	$39,339	$8,102	$—	$170,177	$160,570
Gain on derivatives	(37)	2,167	—	—	—	—	(37)	2,167
Interest income/expense and finance cost, net	(20,186)	(12,217)	(1,113)	(1,558)	(1,188)	—	(22,487)	(13,775)
Depreciation and amortization	(15,958)	(14,464)	(5,530)	(5,451)	(2,376)	—	(23,864)	(19,915)
Equity in net earnings of affiliated companies	9,661	9,458	—	—	—	—	9,661	9,458
Net income/(loss) attributable to Navios Holdings common stockholders	17,726	16,436	930	4,882	(4,016)	—	14,640	21,318
Total assets	2,701,459	2,298,520	378,508	502,845	716,024	—	3,795,991	2,801,365
Capital expenditures	33,691	331,933	4,589	953	73,190	—	111,470	332,886
Goodwill	56,239	56,239	105,048	91,393	15,137	—	176,424	147,632
Investments in affiliates	16,566	12,380	—	—	—	—	16,566	12,380
Cash and cash equivalents	60,252	223,008	32,742	15,846	40,206	—	133,200	238,854
Restricted cash (including current and non current portion)	160,750	16,385	461	1,456	37,443	—	198,654	17,841
Long term debt (including current and non current portion)	$1,477,735	$1,366,281	$114,756	$95,524	$612,981	$—	$2,205,472	$1,461,805

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel Operations		Logistics Business		Tanker Vessel Operations		Total
	Nine Month	Nine Month	Nine Month	Nine Month	Nine Month	Nine Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended	Period ended	Period ended	Period ended	Period ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009	2010	2009	2010	2009
Revenue	$338,720	$346,165	$143,143	$103,781	$8,128	$—	$489,991	$449,946
Gain on derivatives	4,005	2,786	—	—	—	—	4,005	2,786
Interest income/expense and finance cost, net	(60,471)	(39,567)	(3,153)	(3,310)	(1,254)	—	(64,878)	(42,877)
Depreciation and amortization	(51,919)	(35,754)	(16,872)	(16,078)	(2,380)	—	(71,171)	(51,832)
Equity in net earnings of affiliated companies	29,417	19,957	—	—	—	—	29,417	19,957
Net income/(loss) attributable to Navios Holdings common stockholders	94,426	46,950	2,122	8,498	(4,098)	—	92,450	55,448

Total assets	2,701,459	2,298,520	378,508	502,845	716,024	—	3,795,991	2,801,365
Capital expenditures	357,687	558,779	9,201	28,875	113,980	—	480,868	587,654
Goodwill	56,239	56,239	105,048	91,393	15,137	—	176,424	147,632
Investments in affiliates	16,566	12,380	—	—	—	—	16,566	12,380
Cash and cash equivalents	60,252	223,008	32,742	15,846	40,206	—	133,200	238,854
Restricted cash (including current and non current portion)	160,750	16,385	461	1,456	37,443	—	198,654	17,841
Long term debt (including current and non current portion)	$1,477,735	$1,366,281	$114,756	$95,524	$612,981	$—	$2,205,472	$1,461,805

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share and per share data)
NOTE 13: EARNINGS PER COMMON SHARE
     Earnings per share are calculated by dividing net income by the average number of shares of Navios Holdings outstanding during the period.

	Three Month	Three Month
	Period ended	Period ended
	September 30, 2010	September 30, 2009
Numerator:
Net income attributable to Navios Holdings common stockholders	$14,640	$21,318
Less:
Dividend on Preferred Stock	(602)	(125)
Interest on convertible debt and amortization of convertible bond discount	322	322

Income available to Navios Holdings common stockholders	$14,360	$21,515

Denominator:
Denominator for basic net income per share attributable to Navios Holdings common stockholders — weighted average shares	100,559,330	99,839,013
Dilutive potential common shares — weighted average
Restricted stock and restricted units	654,229	583,911
Convertible preferred stock and convertible debt	15,593,846	5,380,422

Dilutive effect of securities — warrants	16,248,075	5,964,333

Denominator for diluted net income per share attributable to Navios Holdings common stockholders — adjusted weighted shares and assumed conversions	116,807,405	105,803,346

Basic net income per share attributable to Navios Holdings common stockholders	$0.14	$0.21

Diluted net income per share attributable to Navios Holdings common stockholders	$0.12	$0.20

	Nine Month	Nine Month
	Period ended	Period ended
	September 30, 2010	September 30, 2009
Numerator:
Net income attributable to Navios Holdings common stockholders	$92,450	$55,448
Less:
Dividend on Preferred Stock	(1,617)	(125)
Interest on convertible debt and amortization of convertible bond discount	957	785

Income available to Navios Holdings common stockholders	$91,790	$56,108

Denominator:
Denominator for basic net income per share attributable to Navios Holdings common stockholders — weighted average shares	100,485,842	99,910,610
Dilutive potential common shares — weighted average
Restricted stock and restricted units	738,308	512,885
Convertible preferred stock and convertible debt	13,920,400	3,319,032

Dilutive effect of securities — warrants	14,659,432	3,823,275

Denominator for diluted net income per share attributable to Navios Holdings common stockholders — adjusted weighted shares and assumed conversions	115,145,274	103,733,886

Basic net income per share attributable to Navios Holdings common stockholders	$0.90	$0.55

Diluted net income per share attributable to Navios Holdings common stockholders	$0.80	$0.54

The denominator of diluted earnings per share excludes the weighted average stock options outstanding since the effect is anti-dilutive.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 14: INVESTMENT IN AFFILIATES
Navios Maritime Partners L.P.
     On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.
     In connection with the IPO of Navios Partners on November 16, 2007, Navios Holdings sold the interests of its five wholly owned subsidiaries, each of which owned a Panamax drybulk carrier, as well as interests of its three wholly owned subsidiaries that operated and had options to purchase three additional vessels in exchange for (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in the IPO and to a corporation owned by Navios Partners’ Chairman and Chief Executive Officer for a total amount of $193,300, plus (b) $160,000 of the $165,000 borrowings under Navios Partners’ new revolving credit facility, (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners.
     On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000, and, with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. The 1,000,000 subordinated Series A units are included in “Investments in affiliates.” The Company calculated the fair value of the 1,000,000 subordinated Series A units by adjusting the publicly-quoted price for Navios Partners’ common units on the transaction date to reflect the differences between the common and subordinated Series A units of Navios Partners. Principal among these differences is the fact that the subordinated Series A units are not entitled to dividends prior to their automatic conversion to common units on the third anniversary of their issuance. Accordingly, the present value of the expected dividends during that three-year period (discounted at a rate that reflects Navios Partners’ estimated weighted average cost of capital) was deducted from the publicly-quoted price for Navios Partners’ common units in arriving at the estimated fair value of the subordinated Series A units of $6.08/unit or $6,082 for the 1,000,000 units received, which was recognized in Navios Holdings results as a non-cash compensation income. In addition, Navios Holdings was released from the omnibus agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).
     Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc. (the “Manager”), from its offices in Piraeus, Greece.
     As of September 30, 2010 and December 31, 2009, the carrying amount of the investment in Navios Partners accounted for under the equity method was $9,924 and $6,012, respectively. As part of the consideration from the sale of the Navios Hope to Navios Partners in July 2008, the Company received 3,131,415 common units of Navios Partners. The 3,131,415 common units, from the sale of the Navios Hope and the 1,174,219 common units received from the sale of the Navios Aurora II, on March 18, 2010, to Navios Partners, are accounted for under investment in available for sale securities. As of September 30, 2010 and December 31, 2009, the carrying amount of the investment in common units was $79,999 and $46,314, respectively.
     Dividends received during the three month periods ended September 30, 2010 and 2009 were $5,499 and $4,512, respectively, and for the nine month periods ended September 30, 2010 and 2009 were $15,661 and $13,462, respectively.
     Summarized financial information of Navios Partners is presented below:

Balance Sheet	September 30, 2010	December 31, 2009
Current assets	$49,298	$92,579
Non-current assets	620,909	344,177
Current liabilities	14,743	13,351
Non-current liabilities	285,347	215,415

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Three Month	Three Month
	Period ended	Period Ended
Income Statement	September 30, 2010	September 30, 2009
Revenue	$38,074	$23,717
Net Income	16,345	10,789

	Nine Month	Nine Month
	Period ended	Period Ended
Income Statement	September 30, 2010	September 30, 2009
Revenue	$100,742	$67,028
Net Income	42,114	23,340
NOTE 15: OTHER FINANCIAL INFORMATION
     The Company’s 9.5% senior notes and 8.875% ship mortgage notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Logistics, and CNSA for the periods prior to the formation of Navios Logistics and designated as unrestricted subsidiaries or those not required by the indenture (collectively the “non-guarantor subsidiaries”). Provided below are the condensed income statements and cash flow statements for the three and nine month periods ended September 30, 2010 and 2009 and balance sheets as of September 30, 2010 and December 31, 2009 of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries. All subsidiaries, except for the non-guarantor subsidiaries, are 100% owned. These condensed consolidating statements have been prepared in accordance with U.S. GAAP, except that all subsidiaries have been accounted for on an equity basis.

	Navios
	Maritime	Other
	Holdings Inc.	Guarantor	Non Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Income Statement for the three months ended September 30, 2010
Revenue	$—	$106,773	$63,404	$—	$170,177
Time charter, voyage and logistics business expenses	—	(45,486)	(38,458)	—	(83,944)
Direct vessel expenses	—	(9,126)	(2,534)	—	(11,660)
General and administrative expenses	(3,504)	(4,573)	(11,928)	—	(20,005)
Depreciation and amortization	(708)	(15,250)	(7,906)	—	(23,864)
Interest income/expense and finance cost, net	(18,759)	(1,427)	(2,301)	—	(22,487)
Gain/(loss) on derivatives	5,888	(5,925)	—	—	(37)
Gain/(loss) on sale of assets	30,128	(30,128)	—	—	—
(Loss)/gain on change in control	17,742	(17,742)	—	—	—
Other income/(expense), net	28	209	(4,036)	—	(3,799)

Income/(loss) before equity in net earnings of affiliated companies	30,815	(22,675)	(3,759)	—	4,381
Income from subsidiaries	(23,617)	(3,085)	—	26,702	—
Equity in net earnings of affiliated companies	7,442	2,219	—	—	9,661

Income before taxes	14,640	23,541	(3,759)	26,702	14,042
Income taxes	—	(76)	(168)	—	(244)

Net income	14,640	(23,617)	(3,927)	26,702	13,798
Less: Net loss attributable to the noncontrolling interest	—	—	842	—	842

Net income attributable to Navios Holdings common stockholders	$14,640	$(23,617)	$(3,085)	$26,702	$14,640

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other
	Holdings Inc.	Guarantor	Non Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Income Statement for the three months ended September 30, 2009
Revenue	$—	$121,231	$39,339	$—	$160,570
Time charter, voyage and logistics business expenses	—	(71,580)	(23,775)	—	(95,355)
Direct vessel expenses	—	(7,994)	—	—	(7,994)
General and administrative expenses	(3,792)	(4,124)	(2,053)	—	(9,969)
Depreciation and amortization	(708)	(13,756)	(5,451)	—	(19,915)
Interest income/expense and finance cost, net	(10,769)	(1,448)	(1,558)	—	(13,775)
Gain/(loss) on derivatives	2,596	(429)	—	—	2,167
Gain on sale of assets	—	—	—	—	—
Other income/(expense), net	9	(488)	(2,038)	—	(2,517)

Income/(loss) before equity in net earnings of affiliated companies	(12,664)	21,412	4,464	—	13,212
Income from subsidiaries	26,871	3,196	—	(30,067)	—
Equity in net earnings of affiliated companies	7,111	2,347	—	—	9,458

Income before taxes	21,318	26,955	4,464	(30,067)	22,670
Income taxes	—	(84)	517	—	433

Net income	21,318	26,871	4,981	(30,067)	23,103
Less: Net income attributable to the noncontrolling interest	—	—	(1,785)	—	(1,785)

Net income attributable to Navios Holdings common stockholders	$21,318	$26,871	$3,196	$(30,067)	$21,318

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other
	Holdings Inc.	Guarantor	Non Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Income Statement for the nine months ended September 30, 2010
Revenue	$—	$338,720	$151,271	$—	$489,991
Time charter, voyage and logistics business expenses		(153,288)	(101,597)	—	(254,885)
Direct vessel expenses	—	(28,055)	(2,548)	—	(30,603)
General and administrative expenses	(11,706)	(14,021)	(17,822)	—	(43,549)
Depreciation and amortization	(2,102)	(49,817)	(19,252)	—	(71,171)
Interest expense and finance cost, net	(54,936)	(5,535)	(4,407)	—	(64,878)
Gain/(loss) on derivatives	5,888	(1,883)	—	—	4,005
Gain on sale of assets	—	26,134	—	—	26,134
Gain on change in control	17,742	—	—	—	17,742
Other income/(expense), net	86	(2,000)	(8,689)	—	(10,603)

Income/(loss) before equity in net earnings of affiliated companies	(45,028)	110,255	(3,044)	—	62,183
Income from subsidiaries	121,532	(1,975)	—	(119,557)	—
Equity in net earnings of affiliated companies	15,946	13,471	—		29,417

Income before taxes	92,450	121,751	(3,044)	(119,557)	91,600
Income taxes	—	(219)	876	—	657

Net income	92,450	121,532	(2,168)	(119,557)	92,257
Less: Net loss attributable to the noncontrolling interest	—	—	193	—	193

Net income attributable to Navios Holdings common stockholders	$92,450	$121,532	$(1,975)	$(119,557)	$92,450

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other
	Holdings Inc.	Guarantor	Non Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Income Statement for the nine months ended September 30, 2009
Revenue	$—	$346,165	$103,781	$—	$449,946
Time charter, voyage and logistic business expenses	—	(203,630)	(66,407)	—	(270,037)

Direct vessel expenses	—	(23,079)	—	—	(23,079)
General and administrative expenses	(11,934)	(12,820)	(6,207)	—	(30,961)
Depreciation and amortization	(2,102)	(33,652)	(16,078)	—	(51,832)
Interest expense and finance cost, net	(38,151)	(1,416)	(3,310)	—	(42,877)

Gain/(Loss) on derivatives	6,818	(4,032)	—	—	2,786
Gain on sale of assets	—	16,790	—	—	16,790
Other expense, net	(7,758)	(1,057)	(4,694)	—	(13,509)

Income/(loss) before equity in net earnings of affiliated companies	(53,127)	83,269	7,085	—	37,227

Income from subsidiaries	95,821	5,564	—	(101,385)	—
Equity in net earnings of affiliated companies	12,754	7,203	—	—	19,957

Income before taxes	55,448	96,036	7,085	(101,385)	57,184
Income taxes	—	(215)	2,242	—	2,027

Net income	55,448	95,821	9,327	(101,385)	59,211
Less: Net income attributable to the noncontrolling interest	—	—	(3,763)	—	(3,763)

Net income attributable to Navios Holdings common stockholders	$55,448	$95,821	$5,564	$(101,385)	$55,448

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Balance Sheet as at September 30, 2010
Cash and cash equivalent	$105,926	$(45,674)	$72,948	$—	$133,200
Restricted cash	116,316	44,434	10,406	—	171,156
Accounts receivable, net	7	57,630	21,920	—	79,557
Intercompany receivables	171,188	154	—	(171,342)	—
Short-term derivative assets	—	10,245	—	—	10,245
Due from affiliate companies	—	2,854	—	—	2,854
Prepaid expenses and other current assets	150	18,713	13,537	—	32,400

Total current assets	393,587	88,356	118,811	(171,342)	429,412

Deposit for vessel acquisitions	—	345,827	264,190	—	610,017
Vessels, port terminal and other fixed assets, net	—	1,245,792	820,072	—	2,065,864
Long-term derivative asset	—	36	—	—	36
Loan receivable from NNA	40,000	—	(40,000)	—	—
Investments in subsidiaries	1,343,033	(174,245)	—	(1,168,788)	—
Investment in available for sale securities	79,999	—	—	—	79,999
Investment in affiliates	16,007	559	—	—	16,566
Restricted cash	—	—	27,498	—	27,498
Other long-term assets	16,160	22,484	16,730	—	55,374
Goodwill and other intangibles	101,520	129,708	279,997	—	511,225

Total non-current assets	1,596,719	1,570,161	1,368,487	(1,168,788)	3,366,579

Total assets	$1,990,306	$1,658,517	$1,487,298	$(1,340,130)	$3,795,991

LIABILITIES AND STOCKHOLDERS EQUITY
Account payable	—	20,150	21,109	—	41,259
Accrued expenses and other current liabilities	24,101	49,546	33,597	—	107,244
Dividend payable	6,061	—	—	—	6,061
Intercompany Payables	—	171,188	154	(171,342)	—
Short-term derivative liability	—	2,374	—	—	2,374
Capital lease obligations	—	—	1,243	—	1,243
Current portion of long-term debt	71,467	84,869	46,437	—	202,773

Total current liabilities	101,629	328,127	102,540	(171,342)	360,954

Long-term debt, net of current portion	865,290	456,109	681,300	—	2,002,699
Capital lease obligations, net of current portion	—	—	31,330	—	31,330
Long-term liabilities	—	27,375	25,695	—	53,070
Long-term derivative liability	—	—	—	—	—
Unfavorable lease terms	—	53,249	5,782	—	59,031
Deferred tax	—	—	21,067	—	21,067

Total non-current liabilities	865,290	536,733	765,174	—	2,167,197

Total liabilities	966,919	864,860	867,714	(171,342)	2,528,151

Noncontrolling interest	—	—	244,453	—	244,453
Total stockholders’ equity	1,023,387	793,657	375,131	(1,168,788)	1,023,387

Total Liabilities and Equity	$1,990,306	$1,658,517	$1,487,298	$(1,340,130)	$3,795,991

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Balance Sheet as at December 31, 2009
Cash and cash equivalents	$115,535	$31,471	$26,927	$—	$173,933
Restricted cash	102,216	3,268	1,674	—	107,158
Accounts receivable, net	82	62,844	15,578	—	78,504
Intercompany receivables	413,067	94	—	(413,161)	—
Short-term derivative assets	—	38,382	—	—	38,382
Due from affiliate companies	—	1,973	—	—	1,973
Prepaid expenses and other current assets	301	13,831	13,598	—	27,730

Total current assets	631,201	151,863	57,777	(413,161)	427,680
Deposit for vessel acquisitions	—	344,515	—	—	344,515
Vessels, port terminal and other fixed assets, net	—	1,311,891	265,850	—	1,577,741
Long-term derivative asset	8,181	—	—	—	8,181
Investments in subsidiaries	1,049,231	189,313	—	(1,238,544)	—
Investment in available for sale securities	46,314	—	—	—	46,314
Investment in affiliates	12,347	695	—	—	13,042
Other long-term assets	19,870	37,369	11,983	—	69,222
Goodwill and other intangibles	103,622	145,622	199,243	—	448,487

Total non-current assets	1,239,565	2,029,405	477,076	(1,238,544)	2,507,502

Total assets	1,870,766	2,181,268	534,853	(1,651,705)	2,935,182

LIABILITIES AND EQUITY
Account payable	—	44,036	17,954	—	61,990
Accrued expenses and other current liabilities	9,257	40,782	7,520	—	57,559
Dividend payable	6,052	—	—	—	6,052
Intercompany Payables	—	413,067	94	(413,161)	—
Short-term derivative liability	—	10,675	—	—	10,675
Current portion of long-term debt	6,466	47,509	5,829	—	59,804

Total current liabilities	21,775	556,069	31,397	(413,161)	196,080
Long-term debt, net of current portion	923,511	524,827	114,564	—	1,562,902
Long-term liabilities and deferred income	—	27,270	6,200	—	33,470
Unfavorable lease terms	—	59,203	—	—	59,203
Deferred tax	—	—	22,777	—	22,777

Total non-current liabilities	923,511	611,300	143,541	—	1,678,352

Total liabilities	945,286	1,167,369	174,938	(413,161)	1,874,432
Noncontrolling interest	—	—	135,270	—	135,270
Total stockholders’ equity	925,480	1,013,899	224,645	(1,238,544)	925,480

Total Liabilities and Equity	$1,870,766	$2,181,268	$534,853	$(1,651,705)	$2,935,182

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime
	Holdings Inc.	Other Guarantor	Non Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations		Total
Cash flow statement for the nine months ended September 30, 2010

Net cash provided by (used in) operating activities	$157,086	$(103,476)	$71,272	$		$124,882

Cash flows from investing activities

Consolidation of subsidiary, net of cash assumed	(63,230)	—	(35,683)		—	(98,913)
Restricted cash for asset acquisitions	(8,649)	(39,000)	778		—	(46,871)
Acquisition of Vessels	—	(42,474)	(78,613)		—	(121,087)
Deposits for vessel acquisitions	—	(314,620)	(35,367)		—	(349,987)
Receipts from finance lease	—	181	—		—	181
Proceeds from sale of assets	—	322,082	—		—	322,082
Purchase of property and equipment	—	(593)	(9,201)		—	(9,794)

Net cash used in investing activity	(71,879)	(74,424)	(158,086)		—	(304,389)

Cash flows from financing activities

Proceeds from long-term loan, net of deferred finance fees	30,449	219,860	127,781		—	377,090
Proceeds from warrant exercise	(77,038)	—	74,978			(2,060)
Repayment on long-term debt and payment of principal	(25,124)	(118,105)	(69,454)		—	(212,683)
Dividends paid	(20,143)	—	—		—	(20,143)
Issuance of common shares	415	—	—		—	415
Increase in restricted cash	(3,375)	—	—		—	(3,375)
Contributions to noncontrolling shareholders	—	—	(470)		—	(470)

Net cash (used in)/provided by financing activities	(94,816)	100,755	132,835		—	138,774

(Decrease)/increase in cash and cash equivalents	(9,609)	(77,145)	46,021		—	(40,733)
Cash and cash equivalents, beginning of period	115,535	31,471	26,927		—	173,933

Cash and cash equivalents, end of period	$105,926	$(45,674)	$72,948		$—	$133,200

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime
	Holdings Inc.	Other Guarantor	Non Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Cash flow statement for the nine months ended September 30, 2009

Net cash provided by/(used in) operating activities	$(77,173)	$210,433	$11,732	$—	$144,992

Cash flows from investing activities
Deposits for vessel acquisitions	—	(239,823)	—	—	(239,823)
Receipts from finance lease	—	416	—	—	416
Acquisition of Vessels	—	(318,876)	—	—	(318,876)
Proceeds from sale of assets	—	34,600	—	—	34,600
Purchase of property and equipment	—	(80)	(28,875)	—	(28,955)

Net cash used in investing activity	—	(523,763)	(28,875)	—	(552,638)

Cash flows from financing activities
Acquisition of treasury shares	(717)	—	—	—	(717)
Increase in restricted cash	(8,375)	—	—	—	(8,375)
Proceeds from long-term borrowing, net of deferred finance fees	108,598	422,702	23,829	—	555,129
Principal payment on long-term debt	(7,940)	(1,722)	(2,357)	—	(12,019)
Dividends paid	(21,142)	—	—	—	(21,142)

Net cash provided by financing activities	70,424	420,980	21,472	—	512,876

Net (decrease)/increase in cash and cash equivalents	(6,749)	107,650	4,329	—	105,230
Cash and cash equivalents, at beginning of period	9,637	112,471	11,516	—	133,624

Cash and cash equivalents, at end of period	2,888	220,121	15,845	—	238,854

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 16: SUBSEQUENT EVENTS
     Navios Holdings has evaluated subsequent events, if any, that have occurred after the balance sheet date but before the issuance of these financial statements and performed, where it was necessary, the appropriate disclosures for those events.
(a)	On October 1, 2010, the Navios Fulvia, a 2010-built, 179,263 dwt Capesize vessel, was delivered to Navios Holdings. The vessel’s purchase price was approximately $67,566, of which $21,486 was paid in cash, $36,987 was financed through loan and the remaining was funded through the issuance of 1,870 shares of Preferred Stock that have a nominal value of $18,700 and a fair value of $9,093.

(b)	On October 1, 2010, Navios Holdings fully prepaid the outstanding amount of $30,000 under a loan facility with Marfin Egnatia Bank of up to $110,000 (see note 7).

(c)	In October 2010, Navios Acquisition issued $400,000 first priority Ship Mortgage Notes due on November 1, 2017 at an 8.625% fixed rate. The Ship Mortgage Notes are senior obligations of Navios Acquisition guaranteed by each of Navios Acquisition’s direct and indirect subsidiaries and are secured by first priority ship mortgages on six VLCC vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The guarantees of Navios Acquistion’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of Navios Acquistion’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Navios Acquisition may redeem the Ship Mortgage Notes in whole or in part, at its option, at any time (1) before November 1, 2013 at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, or (2) on or after November 1, 2013, at a fixed price of 104.313%, which price declines ratably until it reaches par in. In addition, any time before November 1, 2013, Navios Acquisition may redeem up to 35% of the aggregate principal amount of the Ship Mortgage Notes with the net proceeds of an equity offering at 108.625% of the principal amount of the Ship Mortgage Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the Ship Mortgage Notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the Ship Mortgage Notes may require Navios Acquisition to repurchase some or all of the Ship Mortgage Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Under a registration rights agreement, Navios Acquisition and the guarantors have agreed to file a registration statement no later than five business days following the first year anniversary of the issuance of the Ship Mortgage Notes enabling the holders of Ship Mortgage Notes to exchange the privately placed notes with publicly registered Ship Mortgage Notes with identical terms. The Ship Mortgage Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Acqusition’s properties and assets and creation or designation of restricted subsidiaries.

Following the issuance of the Ship Mortgage Notes and net proceeds of $386,500, the securities on six VLCC vessels previously secured by the loan facilities were fully released in connection with the full repayment of the facilities totalling approximately $343,841.

(d)	On October 14, 2010, Navios Partners completed its public offering of 5,500,000 common units at $17.65 per unit and raised gross proceeds of approximately $97,075 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding estimated offering costs of $320 were approximately $92,707. Pursuant to this offering, Navios Partners issued 112,245 additional general partnership units to its General Partner. The net proceeds from the issuance of the general partnership units were $1,981. On the same date, Navios Partners completed the exercise of the overallotment option, previously granted to the underwriters in connection with the offering of 5,500,000 common units, and issued 825,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the overallotment option, Navios Partners raised additional gross proceeds of $14,561 and net proceeds of approximately $13,906. Navios Partners issued 16,837 additional general partnership units to its General Partner. The net proceeds from the issuance of the additional general partnership units were $297. Following this offering Navios Holdings’ interest in Navios Partners decreased to 27.5% (including GP interest).

(e)	On October 26, 2010, Navios Acquisition entered into an agreement to acquire two 75,000 dwt LR1 product tankers scheduled for delivery in the fourth quarter of 2011 from a South Korean shipyard. The nominal acquisition price of $87,000 will be financed with (a) issuance of $5,400 mandatorily convertible preferred stock, (b) a new credit facility of $52,200 and (c) $29,400 cash on hand.

(f)	On October 27, 2010, Navios Acquisition took delivery of the South Korean built chemical tanker Nave Cosmos. The vessel is chartered out for three months with an option for three additional months.

(g)	On October 29, 2010, the Navios Buena Ventura, a new, 179,132 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. Following the delivery of the Navios Buena Ventura, $39,000 (see note 7), which was kept in a pledged account in Dekabank, was released to finance the delivery of this vessel as collateral.

(h)	On November 3, 2010, Navios Holdings agreed to purchase the 2% convertible senior promissory note in a principal amount of $33,500, dated February 18, 2009, for an aggregate price of $29,100. The closing of the purchase and sale of the convertible senior promissory note took place on November 16, 2010.

(i)	On November 12, 2010, Navios Holdings received an amount of $5,570 as a dividend distribution from its affiliate, Navios Partners.

(j)	On November 12, 2010, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2010 of $0.06 per share of common stock payable on January 5, 2011 to stockholders of record as of December 16, 2010.

(k)	Following the delivery of two Capesize vessels, the Navios Melodia and the Navios Buena Ventura, on September 20, 2010 and October 29, 2010, respectively, Navios Holdings fully repaid in October 2010 their outstanding loan balances, with Commerzbank A.G. $53,600 and $54,500, respectively.

(l)	On November 15, 2010, Navios Holdings sold to Navios Partners the vessels Navios Melodia and Navios Fulvia, two 2010-built Capesize vessels, for a total consideration of $177,000 of which $162,000 will be in cash and the remaining in Navios Partners’ units. On November 15, 2010, Navios Holdings fully repaid their outstanding loan balance with HSH Nordbank of $71,898.

(m)	On November 16, 2010, Navios Acquisition priced an offering of 6,500,000 shares of common stock at $5.50 per share in a public offering. Navios Acquisition granted the underwriters a 30-day option to purchase an additional 975,000 shares of common stock to cover over-allotments, if any. Navios Acquisition expects to use the net proceeds from the public offering for general corporate purposes.

(n)	On November 17, 2010, the Navios Luz, a new, 179,144 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. The vessel is chartered-out for 10 years at a net rate of $29,356 per day with 50/50 profit sharing.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: November 19, 2010